Form 10-K, Exhibit 13
period 1994-06-30
FIRST MISSISSIPPI CORP
filed 1994-09-28
CIK 36537

First Mississippi Corporation
1994 Annual Report

First Mississippi Corporation

First Mississippi Corporation produces -- Chemicals for industry and agriculture -- Gold -- Combustion and thermal plasma equipment and services

        First Mississippi has taken steps to prove its commitment to quality. During the year, three of our Chemicals facilities, EKC Technology in Hayward, California, and Glasgow, Scotland, and Quality Chemicals in Tyrone, Pennsylvania, received ISO 9002 certification under the International Standards Organization quality standards. In addition, QCI in Dayton, Ohio, has implemented Good Manufacturing Practices for the planned production of pharmaceutical intermediates. Our goal is to have all of our Chemicals operations certified by the international benchmark during fiscal 1995.

  Financial Highlights                                                       1
  To Our Stockholders                                                        2
  Chemicals                                                                  4
  Fertilizer                                                                 7
  Combustion and Thermal Plasma                                             10
  Gold                                                                      12
  Financial Review                                                          14
  Directors and Officers                                                    35
  Corporate Information                                                     36
  Subsidiaries                                               Inside Back Cover



         (TOTAL ASSETS, CAPITAL EXPENDITURES AND CASH FLOWS PROVIDED
                       BY OPERATING ACTIVITIES GRAPHS)

FIRST MISSISSIPPI CORPORATION

FINANCIAL HIGHLIGHTS

                                                                 (In Thousands of Dollars,
                                                                Except Per Share Amounts)
                                                         -----------------------------------------
                                                                     Years ended June 30
                                                         -----------------------------------------
                                                            1994             1993            1992
- - - --------------------------------------------------------------------------------------------------
   Sales                                                 $ 508,225         429,940         453,242

   Earnings from continuing operations                   $  17,663           2,683          16,116
   Loss from discontinued operations, net of taxes              --         (26,052)        (11,889)
   Cumulative effect of change in accounting principle       4,200              --              --
                                                         ---------       ---------       ---------
       Net earnings (loss)                               $  21,863         (23,369)          4,227
                                                         =========       =========       =========
   Earnings (loss) per common share:
     Continuing operations                               $     .88             .13             .81
     Discontinued operations                                    --           (1.30)           (.60)
     Cumulative effect of change in
       accounting principle                                    .21              --              --
                                                         ---------       ---------       ---------
       Total earnings (loss) per common share            $    1.09           (1.17)            .21
                                                         =========       =========       =========

   Net working capital                                   $  78,874          50,121          59,865
   Long-term debt (including gold loan)                  $ 104,287         113,531         154,092
   Total assets                                          $ 377,576         383,619         461,534
   Stockholders' equity                                  $ 177,687         160,774         188,378

  Return on average equity - continuing operations            10.4%            1.5%            8.6%

  By business segment
  Sales:
    Chemicals                                            $ 161,045         143,497         130,331
    Fertilizer                                             163,984         141,642         184,108
    Gold                                                    95,150          78,773          83,048
    Combustion, Thermal Plasma and Other                    88,046          66,028          55,755
                                                         ---------       ---------       ---------
       Total                                             $ 508,225         429,940         453,242
                                                         =========       =========       =========

  Operating profit (loss) before income taxes,
    minority interests and investee earnings (loss):
    Chemicals                                            $  30,295          24,434          15,333
    Fertilizer                                              24,760          13,218          24,196
    Gold                                                     7,225          (1,305)          7,874
    Combustion, Thermal Plasma and Other                   (12,763)        (12,187)         (5,656)
                                                         ---------       ---------       ---------
       Total                                             $  49,517          24,160          41,747
                                                         =========       =========       =========

FIRST MISSISSIPPI CORPORATION

TO OUR STOCKHOLDERS

     Fiscal 1994 earnings were $21.9 million, or $1.09 per share, including $4.2 million, or 21 cents per share, from a required change in accounting for deferred income taxes. Operating earnings of $17.7 million, or 88 cents per share, were the best since 1981. Fiscal 1993 results were a loss of $23.4 million, or $1.17 per share, including a restructuring loss of $26.1 million, or $1.30 per share.

RESTRUCTURING

     The improvement was due in part to restructuring begun in 1992 including the disposition of oil and gas and coal operations and the sale or shutdown of several start-up businesses. Higher ammonia prices and better operating results in Chemicals and Gold also drove FY 94 earnings. Total return to stockholders from dividends and higher stock price in FY 94 was 62%. The average for the S&P 500 was 1.4%. Return on equity from continuing operations of 10% was the best in six years. We have a target of 20% ROE and expect to show further improvement in FY 95. Total debt at year end was $106 million, down from $180 million two years ago.

     A ruling to permit the tax-free spin-off of FirstMiss Gold was requested from the Internal Revenue Service in July. A response is expected within four to six months. Assuming a favorable ruling, the spin-off hinges on FirstMiss Gold's viability as a stand-alone company. Prospects improved this year with better operating results, a 21% increase in reserves, and final payment on the original 150,000-ounce gold loan.

SUMMARY OF BUSINESS ACTIVITIES

     Operating results reflect better balance and focus in the current business mix. Chemicals operating profits were up 24% to $30.3 million, the second best year for this business segment. Improvement was primarily due to higher specialty chemicals earnings. Specialties include fine and performance chemicals, which have grown rapidly in recent years. Contribution from specialties increased 25% in FY 94 and now represents 60% of total Chemicals contribution. Contribution from other chemicals also grew 4%. Fine chemicals and custom manufacturing are benefitting from the trend by major chemical and pharmaceutical companies to focus on R&D and marketing, and to farm out production to efficient, independent chemical manufacturers. We are well-positioned to take advantage of this trend. Growth in personal computers, cellular telephones, and other devices using integrated circuits is driving demand for our proprietary HDA (trademark) hydroxylamine chemistries. These products, first introduced in 1992, are now the fastest growing performance products in the history of the company. Two patents were granted during the year for HDA (trademark) products. Other patent applications have been filed. These products are helping us penetrate Japanese and Pacific Rim markets, which produce roughly half of all computer chips.

                      (SALES BY INDUSTRY SEGMENT GRAPH)

     The outlook for our Chemicals segment is for continued growth and improvement.

     Anhydrous ammonia and urea have been a part of our business mix for nearly 30 years. These nitrogen chemicals are used as fertilizers and industrial feedstocks. These commodities are produced in world-scale, low-cost facilities which have been maintained and upgraded to enable us to survive in tough times and prosper in good times. We have been through some tough times in recent years.

     Times are better now. Operating profits from ammonia and urea increased 87% to $24.8 million, primarily due to higher ammonia prices which peaked at $225 per ton in April. Ammonia margins are the best since the mid-1970s helped by the low price of natural gas feedstock as well as high ammonia prices. About 80% of our production is sold as ammonia, while the balance is upgraded to urea. The outlook is for further improvement. The world ammonia supply-demand balance is tight. Production from plants in Russia and Ukraine has been curtailed due to deteriorating infrastructure and internal political conflicts following break-up of the Soviet Union. Market forces are also beginning to come into play there.

     Operating losses from Combustion, Thermal Plasma and Other were a disappointing $12.8 million. Results were hurt by low prices and margins, and unusual items including a 15-day unplanned production outage at FirstMiss Steel and heavy legal expenses for successful patent defense in our burner business.

     Despite the poor bottom line results, there was progress. Sales of combustion equipment and services were up more than 30%, and year-end backlog increased nearly 80%. We received an order for five plasma tundish heating systems from one of China's largest steel makers. This was the fourth contract in China and the largest order in the company's history. We have the dominant position in this fast growing market. Aluminum dross throughput increased 30%, and sales were up nearly 90% during one of the most severe depressions ever in the aluminum industry. And at FirstMiss Steel, we regained volume lost last year following bankruptcy of a major customer, sales increased 28% on better product mix, and year-end backlog more than doubled.

     Our proprietary combustion and thermal plasma businesses are approaching full-scale commercial viability. Interest in our products and services is high and industry conditions are improving.

FIRST MISSISSIPPI CORPORATION

Results should be better in FY 95.

     Gold operating profits were $7.2 million, up from a loss of $1.3 million last year due to higher mill feed grade, higher realized price, and record production.

     Proven and probable mineable reserves increased 21% to 1.6 million ounces due in part to a 54% increase in exploration expenditures.

Other mineral deposits containing nearly 1 million additonal ounces were also identified on the Getchell property. Underground mine development below the Getchell Main Pit began, and initial production is expected in early FY 95. Underground mining is expected to reach 2,000 tons per day by fiscal year end. Grade should improve as underground production increases. Recent exploration results suggest further reserve additons are possible.


                                Restructuring,

                            higher ammonia prices,

                       and better operating results in

                              Chemicals and Gold

                           increased 1994 earnings.

                               Total return to

                            stockholders was 62%.



MANAGEMENT CHANGE

     In August Charles M. McAuley retired as president and chief executive officer of FirstMiss Gold. He had served as a director of FirstMiss Gold for seven years and as president and chief executive officer since February 1992. Charlie was succeeded by G.W. (Bill) Thompson, who has more than 25 years experience in the mining industry. His knowledge and experience should help ensure a smooth transition to underground operations.

CONSOLIDATED OUTLOOK

     The outlook for FY 95 is favorable but is subject to unexpected events. Fertilizer should benefit from higher ammonia prices. Chemicals growth should continue with a healthy economy. Higher grade ore from underground production and increased exploration efforts should help Gold. And, prospects for Combustion and Thermal Plasma are better with high year-end backlogs.



J. Kelley Williams
Chairman of the Board

September 9, 1994

FIRST MISSISSIPPI CORPORATION

CHEMICALS

     Operations include production and sale of specialty chemicals and organic chemical intermediates, and research and development for specialty chemicals and production processes. Objectives include innovative development and efficient production of high-value specialty chemicals and low-cost production of chemical intermediates.

CHEMICALS RESULTS

     Pretax operating profits were $30.3 million, up 24% from $24.4 million last year, due to increased sales of specialties, primarily fine chemicals for agriculture and performance chemicals for the semiconductor industry.

     Contribution from specialty chemicals increased 25% from last year on higher agricultural and electronic chemicals sales. Specialties share of total contribution increased to nearly 60% from 55% last year. Contribution from chemical intermediates increased 4% on good construction, automotive, and agricultural demand.

     Total sales were up 12% to $161.0 million. Exports accounted for 12% of total sales, about the same as last year.

SPECIALTY CHEMICALS

     The company manufactures specialty chemicals, including fine and performance chemicals for use in agricultural, pharmaceutical, and photosensitive chemicals, and for manufacture of semiconductor chips. Innovative research and development, efficient production in continuous and batch processes, and proprietary waste treatment technology give the company a competitive advantage.

     The demand for custom manufacturing is presently growing as major chemical companies concentrate on research and marketing and farm out production to high quality custom manufacturers that can efficiently scale up laboratory processes to commercial production. Custom plants located in Tyrone, Pennsylvania, and Dayton, Ohio, manufacture ne chemicals used primarily in agricultural and pharmaceutical products. The company's technical expertise, timely response, economic capacity, and support services also provide competitive advantage. Custom manufactured chemicals are generally sold as raw materials in drums and in bulk for further processing.

             (CHEMICAL CONTRIBUTION INDEX BY PRODUCT GROUP GRAPH)

     Acquisition of the Dayton facility in 1992 nearly doubled the company's custom manufacturing capacity. Current custom manufacturing contracts at Dayton include development work for Monsanto Agriculture, a long-term resins project, intermediates for production at Tyrone, and initial development quantities of new products. In addition, the company has implemented "Good Man ufacturing Practices," a prerequisite for the planned production of bulk or intermediate pharmaceutical chemicals.


     Innovative technology and continuous process improvement provide flexibility and enable the company to meet increased customer demand with limited additional capital expenditures.

     Expansion of the specialty nitration plant at Pascagoula, Mississippi, was completed during the year. Modifications to the facility increased capacity to manufacture specialty chemicals primarily for pharmaceutical, personal care, and agricultural products.

     In June 1994, Rohm & Haas acquired Monsanto's herbicide product line, which includes Dimension (Registration Mark) turf grass herbicide. The active ingredient for Dimension (Registration Mark) is manufactured at the Tyrone facility.

     Performance chemicals such as organic photoresist removers for semiconductor manufacturing produced in Hayward, California, and Glasgow, Scotland, are sold on product function, cleanness, and purity. The company works closely with semiconductor manufacturers to formulate these special, complex products which provide solutions to customers' manufacturing problems.

     New technology developed through combined R&D efforts at Hayward and at Pascagoula have expanded the photoresist product line to include silicon wafer cleaners based on HDA (trademark) hydroxylamine chemistries for the improvement of semiconductor manufacture. The HDA (trademark) products remove polymer residues formed during dry etching of silicon wafers to increase yields and improve chip performance. The company has been granted two patents for this series of products. Other patent applications are pending.

   (SALES, IDENTIFIABLE ASSETS, CAPITAL EXPENDITURES AND EMPLOYEES GRAPHS)

FIRST MISSISSIPPI CORPORATION

     The company currently has 20% of the worldwide market and and 40% of the U.S. market for photoresist removers. The company is the largest supplier of photoresist removers in the United States and the second largest in the world. The HDA (trademark) product line is the fastest growing performance product in the history of the company. It has solved a major industry problem and established the company as a technical leader in this rapidly expanding market.

CHEMICAL INTERMEDIATES

     Chemical intermediates include aniline and other nitrated aromatic amines produced in low-cost, continuous process facilities in Pascagoula. These products are primarily sold in large volumes to industrial customers for further processing in pharmaceutical, automotive, agricultural, construction, pigment, and photochemical applications.

     Primary markets for aniline include manufacture of polyurethane foam for insulation in commercial and residential construction and urethane elastomers used in automobile body components. Other markets include tire and agricultural chemicals. Nitrated aromatics and aromatic amines produced by the company are used in pharmaceuticals, optical brighteners, and tire manufacture. The company is one of the largest U.S. merchant marketers of aniline, with approximately 17% of domestic capacity and 6% of world capacity.

     Efficient production, favorable logistics, and readily available raw materials make the company a competitive, low-cost producer. The Pascagoula facility has ready access to barges and ocean-going tankers on the Gulf of Mexico for receipt of raw materials and for export shipments. Rail car and tank truck facilities are also available for domestic shipments. Benzene, one of the major raw materials in aniline, is transported via pipeline from a neighboring renery in Pascagoula. An on-site plant supplies nitric acid for production of nitrated aromatics using anhydrous ammonia produced at company operations near Baton Rouge, Louisiana.

     This year the company entered into a multi-year contract to supply nitrobenzene to a major customer that will fully utilize existing nitrobenzene capacity through 1999. High operating rates and near capacity utilization enable the company to accomplish efficient, low-cost production of chemical intermediates.

RESEARCH AND DEVELOPMENT

             (TWO PHOTO'S OF RESEARCH AND DEVELOPMENT FACILITIES)
     R&D facilities include laboratories, pilot plant, and semi-works with gram to multi-pound sample production capabilities. Facilities and support services are available to scale up customer laboratory processes to initial or full-scale commercial production.

     R&D activities identify new market opportunities, new process technologies, and improvements to existing technologies. A third addition to the Pascagoula R&D facility was recently completed. Facilities include laboratories, pilot plant, and semi-works for process R&D with gram to multi-pound sample production capabilities.


                                                           Continued on page 6

FIRST MISSISSIPPI CORPORATION

Continued from page 5

     Cooperative university programs complement in-house efforts. The company sponsors applied research at several leading universities in the United States and Europe. These closely directed programs have led to the development and introduction of patented semiconductor wafer cleaning products and performance polymers. Since 1989, R&D spending has increased 99%, and 19 new specialty products have been introduced.

ENVIRONMENT AND SAFETY

     Environmental and community responsibility and protection of employee health and safety is top priority. The company strives to reduce waste and emissions through new technology, careful maintenance of equipment and facilities, and process improvements. In Pascagoula, an on-site hazardous waste incinerator eliminates transportation of wastes and provides economic and environmentally safe disposal.

     The Pascagoula plant is the third in the nation to be accepted in the Credit for Early Reduction provision under Title III of the Clean Air Act.
This provision rewards companies for voluntarily achieving a 90% reduction in toxic air emissions prior to full implementation of the Clean Air Act regulations. Participants may defer subsequent modifications until 2001 to avoid unnecessary investment.

     The company endorses and is actively implementing the Chemical Manufacturers Association's Responsible Care Registration Mark initiative, a multi-step, continuous improvement process to implement codes of management practices and exhibit responsibility in the following areas: community awareness and emergency response, pollution prevention, process safety, distribution, employee health and safety, and product stewardship. This means setting and meeting strict internal health, safety, and environmental criteria for raw materials, manufacturing processes, finished products, and waste handling.

     The Pascagoula plant was recently named "The Industrial EMS System of the Year" by Industrial Fire World for support of the local Emergency Medical Service district. The plant has provided facilities and training for emergency medical technicians in the area over the past three years. Pascagoula was one of 90 major industrial sites in the U.S. nominated for the award.

     Facilities at Hayward, Glasgow, and Tyrone have been certified under the International Organization for Standardization ISO 9002 program. These facilities were inspected by independent auditors for high standards of quality management systems in the areas of purchasing, production, packaging, handling, storage, and delivery. The ISO 9000 benchmark is rapidly becoming a world standard and in some cases a requirement for securing new business. During fiscal 1995, the company hopes to complete the quality certication process for all Chemicals locations.

CHEMICALS OUTLOOK

     The outlook continues favorable. Specialty chemicals growth should continue based on new custom manufacturing contracts and growing market share for proprietary electronic chemicals. Chemical intermediates should benefit from demand for commercial and residential construction, automobiles, and agriculture.

(Before and After Photo)
BEFORE
     These photos, enlarged 10,000 times, show the effectiveness of the company's proprietary HDA (trademark) hydroxylamine products in removing residue formed by dry etching during silicon wafer fabrication.
AFTER

FIRST MISSISSIPPI CORPORATION

FERTILIZER

     Operations include production and sale of anhydrous ammonia and urea for agriculture and industry in domestic and world markets. Activities also include the purchase and resale of fertilizers. Objectives are to be a low-cost producer and efficient marketer. Two world class production and storage facilities are located on the Mississippi River at Donaldsonville, Louisiana. AMPRO Fertilizer, Inc., a wholly owned subsidiary with 446,000 tons annual capacity, produces anhydrous ammonia. Triad Chemical, a 50% joint venture, produces both anhydrous ammonia and urea, with annual capacity of 420,000 tons ammonia and 520,000 tons urea. About 61% of Triad's 1994 ammonia production was used in the production of urea.

     Facilities can load ocean-going vessels for export shipments and trucks, rail cars, and barges for domestic shipments. Anhydrous ammonia can also be shipped by pipeline to midwestern markets. Marketing and administration are headquartered in Jackson, Mississippi.

OPERATING RESULTS

     Fertilizer pretax operating profits were up 87% to $24.8 million versus $13.2 million last year primarily due to higher ammonia prices. U.S. Gulf ammonia prices increased from a low of $85 per ton in the first quarter to a 20-year high of $225 in April as a result of increased domestic consumption and reduced exports from Russia and Ukraine. Average ammonia price for the year was $130 per ton, up nearly 30% from last year. Average unit cost increased 11% due to higher cost for brokered product. Unit margins increased $18 per ton and were the highest since the mid-1970s. Average urea price for the year was $126 per ton versus $133 last year. Unit margins were down 30% due to lower prices and $4 per ton higher cost.


     Total fertilizer volume was down slightly from last year to 1.2 million tons. Captive production accounted for 64% of volume. Exports were 10% of total, about the same as last year.



                            (PHOTO OF CORN FIELD)
Greater domestic corn acreage this year resulted in increased demand for anhydrous ammonia. The company is a major U.S. producer of ammonia for direct application as a crop fertilizer.

                                                             Continued on page 8

FIRST MISSISSIPPI CORPORATION

Continued from page 7

FERTILIZER TRADE

     Domestic ammonia demand was strong in 1994. Beginning corn inventories were at an 18-year low due to severe flooding in the Midwest last year. Corn acreage increased 7%. Favorable weather conditions encouraged direct application of anhydrous ammonia. Industrial demand for ammonia for production of plastics, resins, fibers, and explosives also improved.

     Ammonia prices jumped on strong demand and tight supplies. U.S. capacity has decreased in recent years as marginal production facilities have been shut down or converted to other uses. Several U.S. producers have added capacity to upgrade ammonia to urea and nitrogen solutions. This has reduced "free" U.S. ammonia capacity 6% below 1992 levels. A further 3-4% reduction in free ammonia is expected in the next two years due to planned upgrading projects. Exports from Russia and Ukraine were also lower this year due to production and distribution problems and political instability and conflicts among the independent states.

     Urea prices fell slightly as China reduced purchases due to foreign exchange constraints.

     Privatization of fertilizer plants in Latin America, Mexico, and central Europe, and shutdown of noneconomic operations continues.

                         FERTILIZER SALES VOLUME GRAPH


OPERATIONS

     Both AMPRO and Triad ammonia plants had record production. AMPRO produced 499,718 tons of ammonia versus 466,798 last year and had an on-stream rate of 99.7%. Triad ammonia production was 478,186 tons versus 428,818 tons last year. The ammonia plant on-stream rate was 98.5%, up from 88.9% last year primarily due to prior year outages caused by Hurricane Andrew. The



                       WORLD MAP OF FERTILIZER PRODUCTION

     SALES, IDENTIFIABLE ASSETS, CAPITAL EXPENDITURES AND EMPLOYEES GRAPH

FIRST MISSISSIPPI CORPORATION

urea plant on-stream rate fell to 91.3% versus 95.7% last year because of schedled maintenance. The company receives one-half of Triad production.

ENVIRONMENT AND SAFETY

     The company is committed to safe working conditions for employees and environmentally responsible operations for the community. Triad received its fourth "Award of Merit" from the National Safety Council and has completed over 1.8 million man-hours without an Occupational Safety and Health Administration (OSHA) lost-time accident. AMPRO has operated 14 years without a lost-time accident and has qualified for exemption from OSHA programmed inspections. From 1987 through 1993, Triad reduced ammonia air emissions 87% and total water emissions 54%. AMPRO reduced ammonia air emissions 98% and total water emissions 78% during the same period.

     Population growth and rising living standards, coupled with reduced exports from Russia and Ukraine and closure of some noneconomic production facilities, have tightened the ammonia supply/demand balance causing higher prices.

FERTILIZER OUTLOOK

     The near term outlook for ammonia is good. Lower exports from Russia and Ukraine, limited capacity additions in other parts of the world, and the response of newly privatized operations to real world market factors should keep ammonia supplies tight. Urea may continue to suffer from oversupply until China imports return to previous levels.

     Use of ethanol, produced from corn and now required as an oxygenate in reformulated gasolines, may also be a factor. Natural gas prices, weather, and political and economic developments in Russia, Asia, and Europe continue to have important and unpredictable influence on operating results.

FIRST MISSISSIPPI CORPORATION

COMBUSTION, THERMAL PLASMA AND OTHER

     The company develops and markets proprietary combustion and thermal plasma equipment and services primarily for environmental applications and manufacturing. Products include low-emission burners, flares, and incinerators, thermal plasma equipment for waste treatment and steel production, and thermal plasma systems for aluminum recovery.


     Objectives are to develop proprietary products for high growth environmental and industrial applications.

RESULTS OF OPERATIONS

     Results were a pretax operating loss of $12.8 million versus a loss of $12.2 million last year. Sales were up 33% over last year to $88.0 million. Results were hurt by low prices and margins, and unusual items including a 15-day unplanned production outage at FirstMiss Steel and heavy legal expenses for patent defense.


     Combustion technology sales grew 31% despite patent litigation with a major competitor which was successfully settled at year end. Thermal plasma sales almost doubled over last year primarily due to demand for tundish heating systems in China and other developing countries. Steel demand and prices were up, but margins were squeezed by high scrap metal prices, and production was hurt by severe winter weather and an accident late in the fourth quarter.

OUTLOOK

     Growing environmental concerns and stricter regulations are creating opportunities for environmental processes and applications utilizing thermal plasma and low-emission combustion equipment. Backlogs are at an all-time high. Margins are increasing on most products. Operating results should improve on better margins and higher sales.

COMBUSTION EQUIPMENT AND SERVICES

     Products for environmental and combustion applications include:

     / low-emission burners for process heaters and refinery

     / petrochemical combustion applications;

     / flare systems for destruction of hydrocarbon emissions from refineries, petrochemical and chemical plants, and marine loading terminals;

     / gas, liquid, and solid waste incinerators; emissions monitoring and process optimization software for refineries and chemical plants.

     The company's proprietary low-emission burners signicantly reduce nitrogen oxide (NOx) emissions from process heaters in refineries and petrochemical plants. California's mandate to reduce NOx emissions is spreading to other states, particularly in the Gulf Coast region.

     Flare systems for marine terminals destroy vapors generated during loading of refined products and light crudes. Vapor recovery systems collect gasoline and petrochemical vapors at loading facilities for return to storage. These systems meet current air pollution regulations for the shipment and transfer of gasoline and other petrochemical products.

     Incineration systems dispose of gas, liquid, and solid wastes. Rotary kiln system applications include treatment of contaminated soils for site remediation, liquid and solid chemical hazardous wastes, sludge and wastewater, and disposal of munitions.

     Combustion equipment is developed and demonstrated in modern test facilities under variable conditions of fuel, temperature, and excess air to meet customer needs. Computerized data acquisition systems permit fast, accurate analysis of test results.

     The company offers Continuous Emissions Monitoring services for refineries and chemical plants based on an exclusive software license. This predictive model calculates emissions from process operating data and is more accurate, less expensive, and more reliable than stack gas analyzers.

     Marketing efforts are currently directed at U.S., European, and Pacic Rim industries that require reduced- or low-emission burners, flares and incinerators, rotary kilns, and hydrocarbon recovery equipment. Year-end backlog was up 85%, and was the highest in the company's history.

THERMAL PLASMA

     Thermal plasma torches convert electricity into thermal energy using an ionized gas, or "plasma," generating much higher temperatures than fossil fuel combustion. Different ionizing gases are used to meet specic process requirements. Other advantages include energy efficiency, precision, and rapid response temperature and process control. Torches range from small 96 kilowatt convertible torches that may run in transferred or non-transferred mode for use in research laboratories, up to 4 megawatt systems for large commercial applications.

     Plasma torches are ideal for waste treatment and reduction. In

                       (PHOTO OF THERMAL PLASMA TORCH)
     Thermal plasma torches convert electricity into thermal energy, providing efficient, precise, and rapid response temperature and process control for a variety of industrial and waste trestment applications.


   (SALES, INDENTIFIABLE ASSETS, CAPITAL EXPENDITURES AND EMPLOYEES GRAPHS)

FIRST MISSISSIPPI CORPORATION

Japan, the company's plasma systems have been installed in the newest and largest installations for vitrication of ash residues from municipal waste incinerators. Vitrication reduces ash volume and creates a slag that does not leach or require special disposal and which may be used as a raw material for bricks and ceramic products. Other potential applications include treatment of medical, low-level radioactive, and industrial chemical wastes.

     Industrial applications include ladle and tundish heating for steel production to improve quality and increase productivity in continuous casters. Systems for steel production have been sold in the United States, Japan, China, Germany, and Australia.

ALUMINUM RECOVERY

     The company, in cooperation with Alcan International Limited, Canada's largest primary aluminum producer, developed patented thermal plasma technology for recovering aluminum metal from aluminum dross. The plasma process creates no hazardous waste by-product and is cleaner, safer, and more energy efficient than competing processes.

     Dross is a by-product of aluminum processing, containing 30% to 80% aluminum. Since it is more economical to recover aluminum from dross than to produce primary aluminum, almost all of the 2 billion pounds of dross produced each year in North America is processed to recover aluminum.

     In addition to recovering 90% of the available aluminum, this total recycle process produces marketable by-products for refractories, ceramics, abrasives, and steel production. Competing processes create a saltcake by-product that requires landfill disposal, a source of concern in the industry.

     The company has exclusive worldwide rights to use and license the plasma technology except in Europe and within Alcan.

OTHER OPERATIONS

     The company operates a steel melting and production facility near Johnstown, Pennsylvania, that utilizes proprietary plasma heating and horizontal continuous casting. The 400,000-square-foot plant has annual capacity of 50,000 tons of cast high-grade steel billets and 125,000 tons of carbon, alloy, and specialty grade bottom-poured ingots. Volume in fiscal 1994 decreased slightly from last year to 96,575 tons. Some ingots are upgraded, using outside processors, for sale as bar, billet, plate, and wire rod. A 4-metric-ton furnace and plasma ladle reheat facility is used for specialty metal refining and casting through an existing horizontal bar caster to meet demand for small quantities of special steel grades.

     The company also participates in the growing waste-to-energy field through 50% ownership in five plants in the southeastern United States that burn wood scrap and other wastes to produce steam for industrial users under long-term contracts.

                       (PHOTO OF COMBUSTION EQUIPMENT)
                           (PHOTO OF TEST FACILITY)
     Combustion equipment is developed and fabricated to meet specific customer requirements. Effectiveness and efficiency are demonstrated in modern test facilities under simulated operating conditions.

FIRST MISSISSIPPI CORPORATION

GOLD

     The company owns approximately 81% of the shares of FirstMiss Gold Inc., a gold exploration, mining, and production company with headquarters in Reno, Nevada. Shares in FirstMiss Gold are traded over the counter and listed on The NASDAQ Stock Market as "FRMG."

     The principal property is the Getchell mine in north central Nevada acquired by the company in 1983. Getchell has been the site of intermittent gold production since 1938 and at one time was the largest gold producer in Nevada. Approximately 1 million ounces of gold were produced on the property prior to FirstMiss Gold's operation. The company produced 1 million ounces in nine years.

                          (PHOTO OF TURQUOISE RIDGE)
Much of this year's exploration expenditures targeted Turquoise Ridge, where multiple core holes intercepted high grade sulfide mineralization similar to that found in the underground mine. Additional exploration drilling is planned to define this deposit. If results indicate a potential economic ore body, engineering studies will be conducted to determine the feasibility of opening a new underground mine.

     Operations include open pit and underground mining, heap leaching, and milling using pressure oxidation. Dore bars are sold to refiners at world market prices. Exploration is focused on 33,000 acres at Getchell to increase proven and probable mineable gold reserves.The company owns approximately 14,100 acres, or 43% of the property, while the remaining 18,900 acres are controlled by unpatented mining claims located on public land.

     Objectives are to be a low-cost gold producer and to increase reserves through exploration.

OPERATING RESULTS

     Pretax operating profits were $7.2 million, up from a loss of $1.3 million prior year due to higher mill feed grade, higher realized price, and increased production. Results last year suffered from severe winter weather and mill mechanical problems.

     Sales increased 21% to $95.2 million on record gold production of 243,826 ounces. Average realized price was $390 per ounce versus $374 last year. Average realized price was higher than the average market price of $379 per ounce due to hedged sales and gold loan repayments. Sales included 20,625 ounces of gold loan repayments at $475 per ounce and hedged sales of 47,000 ounces at $400 per ounce. The original gold loan of 150,000 ounces was paid in full in June 1994.

HEDGING

     The company periodically sells gold production forward using spot deferred contracts. When these contracts mature, delivery may be rolled forward to take advantage of higher spot market prices. As of June 30, 1994, 225,000 ounces were hedged for fiscal 1995 at an average price of $391 per ounce, and 92,000 ounces were hedged for fiscal 1996 at $392 per ounce.

MILL OPERATIONS

     Mill throughput was 1.2 million tons, down slightly from last year. Recovery was 88.9% versus 88.5% last year. Gold production increased 15% to 215,363 ounces as average mill feed grade increased to 0.203 ounces per ton from 0.169 with the return to normal mining following the severe winter last year and the addition of North Pit ore to the mill feed. Mill cash cost was unchanged at $290 per ounce.

HEAP LEACH OPERATIONS

     Low grade oxide ore is processed using conventional heap leach methods. Production increased 20% to 28,463 ounces versus 23,666 ounces last year on 175,000 tons more ore volume. Cash production cost decreased 9% to $183 per ounce.

     An additional pad was completed in September with capacity to leach an additional 1.5 million tons of ore.

MINING

     Mine operations include open pit and underground mining. Company mining engineers plan and manage mining by independent contractors. More than 26.6 million tons of material were mined this year, including 3.8 million tons from the North Pit, 21.3



   (SALES, IDENTIFIABLE ASSETS, CAPITAL EXPENDITURES AND EMPLOYEES GRAPHS)

FIRST MISSISSIPPI CORPORATION

million tons from the Main Pit, and 1.6 million tons from Turquoise Ridge to recover 1.7 million tons of sulfide and oxide ore.

     Development work is proceeding on five levels in the Getchell Main Underground mine. Access is via a 950-foot decline which links production levels extending north along the footwall of the Getchell fault zone, below and to the west of the Main Pit. Production is scheduled to begin during the second quarter of fiscal 1995 using drift and fill mining and should reach about 2,000 tons per day by fiscal year end. Average ore grade from the underground is expected to exceed 0.300 ounces per ton. Remaining open pit ore from the Main Pit will be mined by mid-fiscal 1995. A portion of this ore will be stockpiled and blended with higher grade underground ore to maintain grade and throughput at levels similar to the last three quarters.

EXPLORATION

     Exploration objectives are to add reserves and increase ore grade to improve economics and extend mine life. In fiscal 1994, exploration efforts were accelerated and total expenditures increased 54% to $5.7 million. Exploration expenditures in fiscal 1995 will be about the same.

     Total drilling to date has identified approximately 4 million tons of sulfide mineral deposits containing an estimated 1 million ounces of gold not included in proven and probable mineable reserves. These mineral deposits include an estimated 400,000 ounces located below the Getchell Main Underground mine, 300,000 ounces at Turquoise Ridge, and 140,000 ounces in two other locations on the property. Further drilling and economic evaluation is required to determine if these deposits may be classied as proven and probable mineable reserves.

RESERVES

     Proven and probable gold reserves at year end were up 21% to 1,591,700 ounces versus last year. Over 80% of current reserves are underground at Getchell.

                         (PHOTO OF UNDERGROUND MINE)
     Development of the Getchell Main Underground mine was initiated during the year for economic mining of high grade sulfide ore below the Main Pit. The underground ore body is open laterally and at depth.


                     Proven and Probable Mineable Reserves

                                                                       Contained
                                                                          Gold
                                       Tons              Grade           Ounces
Sulfide                              6,725,400           0.225         1,511,800
Oxide                                2,860,800           0.028            79,900
Total                                9,586,200           0.166         1,591,700

GOLD OUTLOOK

     Grade should continue to improve with the addition of underground ore. Exploration efforts should increase reserves and extend mine life.

FIRST MISSISSIPPI CORPORATION

SELECTED FINANCIAL DATA

                                                                        Years ended June 30
                                                         (In Thousands of Dollars Except Per Share Amounts)
                                     -------------------------------------------------------------------------------------------
                                         1994              1993                1992              1991              1990
                                     -------------------------------------------------------------------------------------------
                                                    %                  %                 %                 %                 %
- - - --------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
    Chemicals                          $161,045     32     143,497     33     130,331    29     130,494    29     135,096    34
    Fertilizer                          163,984     32     141,642     33     184,108    41     196,128    44     159,810    40
    Gold                                 95,150     19      78,773     18      83,048    18      73,464    17      62,042    16
    Combustion, Thermal Plasma
      and Other                          88,046     17      66,028     15      55,755    12      43,273    10      37,725    10
                                       --------    ---     -------    ---     -------   ---     -------   ---     -------   ---
          Total sales                   508,225    100     429,940     99     453,242   100     443,359   100     394,673   100
          Other revenues                  1,750    --        1,635      1       1,669   --          (97)  --        1,698   --
                                       --------    ---     -------    ---     -------   ---     -------   ---     -------   ---
          Total revenues               $509,975    100     431,575    100     454,911   100     443,262   100     396,371   100
                                       ========    ===     =======    ===     =======   ===     =======   ===     =======   ===
Operating profit (loss) from
    continuing operations:
    Chemicals                          $ 30,295     61      24,434    100      15,333    36      16,214    50      27,192   134
    Fertilizer                           24,760     50      13,218     55      24,196    58      20,127    63      (4,221)  (20)
    Gold                                  7,225     15      (1,305)    (5)      7,874    19       2,540     8       1,707     8
    Combustion, Thermal Plasma
      and Other                         (12,763)   (26)    (12,187)   (50)     (5,656)  (13)     (6,818)  (21)     (4,480)  (22)
                                       --------    ---     -------    ---     -------   ---     -------   ---     -------   ---
                                         49,517    100      24,160    100      41,747   100      32,063   100      20,198   100
                                                   ===                ===               ===               ===               ===
Unallocated corporate expenses           (8,435)            (7,069)            (7,461)           (7,005)           (7,544)
Interest expense, net                    (9,782)           (12,445)            (9,005)          (12,531)          (11,442)
Other income (expense), net                (132)              (271)             1,410              (577)              386
                                       --------            -------            -------           -------           -------
                                         31,168              4,375             26,691            11,950             1,598
Income taxes                             12,150              1,719              9,872             4,788               577
Minority interests in net (earnings)
    loss of consolidated subsidiaries    (1,049)               458               (769)              (16)              (28)
Equity in net earnings (loss) of
    equity investees                       (306)              (431)                66               810             1,301
                                       --------            -------            -------           -------           -------
Earnings from continuing operations      17,663              2,683             16,116             7,956             2,294
Earnings (loss) from discontinued
    operations, net of taxes                --             (26,052)           (11,889)           (2,647)            2,080
Cumulative effect of change in
    accounting principle                  4,200                --                 --                --                --
                                       --------            -------            -------           -------           -------
      Net earnings (loss)              $ 21,863            (23,369)             4,227             5,309             4,374
                                       ========            =======            =======           =======           =======
Earnings (loss) per common share:
    Continuing operations              $    .88                .13                .81               .40               .12
    Discontinued operations                 --               (1.30)              (.60)             (.13)              .10
    Cumulative effect of change
      in accounting principle               .21                --                 --                --                --
                                       --------            -------            -------           -------           -------
      Total earnings (loss)
          per common share             $   1.09              (1.17)               .21               .27               .22
                                       ========            =======            =======           =======           =======

Net working capital                    $ 78,874             50,121             59,865            32,476            53,269
Long-term debt
    (including gold loan)              $104,287            113,531            154,092           142,107           165,067
Total assets                           $377,576            383,619            461,534           462,260           498,071
Stockholders' equity                   $177,687            160,774            188,378           187,928           189,591
Dividend payout rate                                27                  *               140               111               135
Return on average equity -
    continuing operations                           10                  2                 9                 4                 1
Return on sales -
    continuing operations                            3                  1                 4                 2                 1
Long-term debt/equity ratio                 .59                .71                .82               .76               .87
Current ratio                              2.32               1.62               1.86              1.41              1.64
Dividends per share                    $    .30                .30                .30               .30               .30
Book value per share                   $   8.85               8.05               9.50              9.56              9.65



*Computation not applicable due to loss

FIRST MISSISSIPPI CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1994 VERSUS 1993
CONSOLIDATED RESULTS

     Results for 1994 were up sharply reflecting higher earnings from continuing operations and a $4.2 million benefit from an accounting change. In addition, prior year results included $26.1 million in after-tax losses related to discontinued operations. Earnings from continuing operations increased on improvement in segment operations and lower interest expense. Interest expense declined due to lower average outstanding debt following the disposition of oil and gas operations in June 1993. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which resulted in a $4.2 million benefit. In addition, $0.6 million in tax expense was recorded during the first quarter, as required by this new accounting principle, to adjust deferred taxes to reflect the increase in federal tax rates which occurred in August 1993 (See Note 8 to Financial Statements).

     Results of equity investees improved slightly for the year, primarily due to a nonrecurring technology sale by Melamine Chemicals, Inc. Minority interest results reflect the earnings at 81% owned FirstMiss Gold versus a loss in the prior year.

SEGMENT OPERATIONS

     Segment pretax operating profits were $49.5 million, more than double the previous year, reflecting improvement in chemicals, fertilizer and gold operations. Sales were up 18% and increased in all segments.

     Chemicals pretax operating results were up 24% over 1993. The improvement was due to increased specialty chemicals sales, primarily fine chemicals for agriculture and performance chemicals for the semiconductor industry. Contribution from specialties increased 25% and represented 60% of total contribution versus 55% last year. Contribution from intermediate chemicals rose slightly. Chemicals sales increased 12%, primarily on higher specialty sales.

     Fertilizer pretax operating results for 1994 were up 87% and sales increased 16%, primarily due to higher ammonia prices. Average ammonia price for the year was $130 a ton, up 29% from the prior year. Volume remained about the same. Urea price declined 5% due to an increase in imports and volume declined 10% due to lower production caused by a 26-day routine maintenance turnaround in the second quarter. Fourth quarter results for fertilizer accounted for 60% of fertilizer's profits for the current year. Ammonia prices rose to a high of $225 per ton during the quarter and averaged $192 per ton versus $101 fourth quarter prior year. Prices rose on strong demand driven by increased corn acreage due to prior year flooding in the Midwest, excellent early planting weather and strong industrial demand. Supplies were also tight due to several unplanned short-term plant outages by other producers, less merchant ammonia due to plant upgrades, and disruptions of production and shipments out of Russia and Ukraine, including an accident in the Bosphorous Straits that temporarily blocked passage of ammonia vessels leaving the Black Sea. As fiscal 1995 begins, ammonia prices have remained at relatively high levels. Unit production cost was virtually unchanged in 1994 versus 1993 as a 9% increase in average natural gas cost was offset by lower fixed costs. Gas cost for 1994 and 1993 included $0.7 million and $3.3 million, respectively, in futures contracts gains (See Note 1(k) to Financial Statements). At June 30, 1994, the Company had entered into futures contracts for approximately 38% of anticipated purchases of natural gas for the period July 1994 to June 1995 at an average price of $2.22 per MMBTU.

     Gold pretax operating results were up $8.5 million from 1993, primarily due to higher ore grade and higher prices. Average ore grade for 1994 increased to 0.203 ounces per ton from 0.169 in 1993 due to the milling of high grade North Pit ore during the third and early fourth quarters. The grade for 1993 was 8% below 1992 and 1991 average grades, however, due to the use of low grade ore stockpiles as severe winter weather disrupted normal mining operations. Production for the year was up 16% to 243,826 ounces due to the higher ore grade, which more than offset a 4% decline in mill throughput which averaged 3,268 tons per day. Sales for the year were up 21% due to the increase in production and an increase in average realized price from $374 to $390 per ounce. Sales for 1994 and 1993 included gold loan payments of 20,625 ounces and 28,125 ounces, respectively, at $475 per ounce. In addition, in 1994 and 1993, the Company exercised options for the sale of 47,000 ounces and 40,000 ounces, respectively, at $400 per ounce. The above gold loan payments and options were the final payments and options related to the 1988 gold loan. Exploration expense for the year increased $1.2 million with activities concentrated on the Turquoise Ridge Fault zone. Proven and probable reserves increased 21% for the year to 1.6 million ounces at June 30, 1994.

     In August 1993, the Company began selling gold forward using spot deferred contracts. As of June 30, 1994, approximately 74% of planned production has been sold for delivery over the next one and one-half years using spot deferred contracts at prices ranging between $381 and $399 per ounce. Under these contracts, if prices rise the Company may roll delivery dates forward and sell into the spot market.

     Development work is continuing on the underground mine. Initial production from the first underground level is expected to be established in the second quarter of fiscal 1995 with mining costs and grades anticipated to be higher than open pit ore.

     In February 1990, the Company, which holds approximately




                                                            Continued on page 16

FIRST MISSISSIPPI CORPORATION

Continued from page 15

Management's Discussion and
Analysis of Financial Condition and Results of Operations continued

81% of the stock of FirstMiss Gold Inc. ("FRMG"), announced plans to distribute this stock to shareholders. The spin-off was subject to a favorable tax ruling from the Internal Revenue Service and a favorable operating and financial outlook. The required favorable ruling was received in December 1990. However, in the interim, gold prices had fallen and the spin-off was put on hold. In July 1994, a new ruling was requested to permit a tax-free spin-off. Upon receipt of a favorable ruling, the spin-off will be contingent on FRMG's ability to succeed as a viable, stand-alone company.

     Combustion, thermal plasma and other pretax operating losses increased 5% primarily due to lower margins and increased legal expenses related to combustion products. Margins on combustion products declined on lower sales prices for burners, flares and vapor recovery systems due to competitive market pressure. Margins are projected to improve in 1995, however, on improved product mix and technological advances. Legal expenses were related to defense of a patent claim, which has been settled. Losses from aluminum recovery operations were slightly lower than prior year. Tolling volume increased 31% for the year, however unit toll prices declined 7%. Total group sales for the year increased 33%, primarily due to increased sales of combustion products and higher priced value-added steel products. Steel volume remained the same, but margins declined due to higher raw material and fixed costs. Steel margins were also hurt by a 15-day production outage in the fourth quarter following a plant accident. Prior year results included a $2.4 million receivable loss. Margins on thermal plasma systems improved for the year as sales increased over the prior year.

     Unallocated corporate expenses were up 19% for the year, primarily due to $1.3 million in additional interest related to a deferred compensation plan begun in 1986. Interest expense, net, for 1994 declined $2.7 million due to lower average outstanding debt.

1993 VERSUS 1992

CONSOLIDATED RESULTS

     Results for 1993 were down from 1992, reflecting losses on the disposal of businesses and an 83% decline in results of continuing operations. Continuing operations declined on lower margins in gold and fertilizer, increased losses in start-up businesses and higher interest expense. Interest expense increased 34% in 1993 primarily due to higher average interest rates following the Company's issuance of senior long-term debt in June of 1992.

     The loss on investments in 1993 was due to the write-down of System Industries, Inc. ("SII") stock following a 58% decline in SII stock price. Results for 1992 reflect net gains from the sale of stock investments.

     Interest and other income for 1993 increased $1.1 million over 1992 on increased license and fee income in chemicals and fertilizer operations. Results for 1992 included a $0.8 million gain from the sale of FRM Agricultural Sciences Partnership (See Note 13 to Financial Statements).

     Results of equity investees for 1993 declined from 1992, primarily due to increased losses at MCI. Higher losses at MCI resulted from 15% lower selling prices, the result of worldwide over-capacity and weak demand.

     Minority interest results reflect the loss at 81% owned FirstMiss Gold for 1993 versus earnings in 1992.

SEGMENT OPERATIONS

     Segment operating profits decreased in 1993 as lower results in fertilizer, gold and combustion, thermal plasma and other operations offset improvement in chemicals. Sales for 1993 declined 5%, primarily due to lower fertilizer volume.

     Chemicals pretax operating profits for 1993 were up 59% and sales were up 10%, primarily due to increased sales and contribution from specialty products. Specialty contribution increased 39% on new product sales and custom manufacturing contracts. In August 1992, the Company acquired a Dayton, Ohio, facility from Monsanto, increasing custom manufacturing capacity, and entered into a three-year production agreement with Monsanto's Agricultural Group. Contribution from chemical intermediates, which includes aniline, improved nearly 9%, reflecting good demand from agricultural and construction markets.

     Fertilizer pretax operating profits for 1993 declined 45%, primarily due to higher natural gas prices. Sales declined on 24% lower ammonia brokerage volume as a result of the June 30, 1992, termination of an ammonia purchase agreement. Total captive production remained about the same and accounted for 62% of sales. Average ammonia price for 1993 was $101 per ton versus $99 in 1992. Average unit production cost increased nearly 30% on a 32% increase in average natural gas price, net of $3.3 million in natural gas futures contracts gains. Unit margins declined $7 per ton. Average urea price for the 1993 was $133 per ton versus $130 per ton for 1992. Average unit cost was up 20% and unit margins were down $13 per ton.

     Gold pretax operating results for 1993 declined $9.2 million, primarily due to higher unit cost, lower production and increased exploration expenses. Total unit costs increased from $328 per ounce to $357 per ounce as mill feed grade decreased 8% to 0.169 ounces per ton. This resulted primarily from the unscheduled use of low grade ore stockpiles to supplement mill feed as severe winter weather disrupted normal mining operations. Remaining stockpiled inventory was written down $1.5 million during the year due to an increase in estimated cost to process the ore. Total production for 1993 declined 4% to 210,465 ounces due to the low mill feed grade, despite a 4% increase in average daily throughput to 3,397 tons per day. Heap leach production, however, was up due to an increase in tons processed. Sales in 1993 and 1992 included gold loan repayments of 28,125 ounces and 37,500 ounces, respectively, at $475 per ounce. Also included were hedged sales at $400 per ounce of 40,000 ounces in 1993 and 1992. Sales for 1993 decreased 5% due to lower production and a 2% reduction in the average realized sales price. Exploration expenses for 1993 increased $1.7 million, reflecting increased exploration activity at the Getchell Property. Deferred stripping charges for 1993 were $11.2 million versus $2.3 million in the prior year.

     Combustion, thermal plasma and other pretax operating results for 1993 declined $6.5 million from 1992 as increased losses from aluminum recovery, steel production and the sale of thermal plasma systems offset improvement in combustion technology. Sales for this group increased 18% due to increased combustion technology and steel sales. Aluminum recovery losses, which accounted for almost half of this group's losses, reflected low throughput and cancellation of a baseload contract during the second quarter. This contract was renegotiated and shipments resumed on July 1, 1993. The decline in steel results was due to lower unit margins and a $2.4 million receivable write-off. A $1.7 million bad debt allowance was established for this customer in 1992 following their bankruptcy. Under terms of the bankruptcy proceedings, the Company provided additional trade credit, but the customer's operating results deteriorated further, and during the fourth quarter of fiscal 1993 they ceased operations. Steel sales for 1993 increased as unit sale price and volume increased 8% each. Margins declined, however, due to increased scrap steel cost. Combustion technology was profitable for 1993 and improved over 1992 due to increased sales. Growth in combustion operations accounted for most of the increase in consolidated general, selling and administrative expense in 1993. Losses related to thermal plasma systems reflected lower orders for the year.

DISCONTINUED OPERATIONS

     In December 1992, a plan was approved to discontinue o perations in coal mining, industrial insulation and certain other operations. An after tax write-down of $16.3 million was recorded in the second quarter of 1993 for these dispositions. An additional $3.3 million estimated after tax write-down was recorded in the fourth quarter of 1993 following a review of the plan assumptions at year end. Also in the fourth quarter of 1993, the Company discontinued oil and gas operations with the sale of assets and reserves for cash proceeds of $52.0 million. A $3.5 million after tax loss was recorded on this transaction. Losses in coal operations and $8.2 million in after tax write-downs of oil and gas assets in the third quarter of 1992 accounted for the majority of discontinued operations results for 1993 and 1992. The oil and gas write-down was required under full-cost accounting rules. In October 1993, the Company completed the disposition of the coal operations. The Company continues as guarantor on $29.2 million in reclamation bonds until bonding is obtained by the purchaser, which is not to be later than June 1996. The total reclamation liability covered by the bonding is currently estimated at $5.5 million. The Company believes all of the requisite bonds will be obtained by the purchaser (See Note 2 to Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

     As of June 30, 1994, the Company's total debt was $105.7 million, down $19.0 million from the prior year end, when including the gold loan. Total debt as a percentage of total debt and equity was 37%, down from 44% prior year, and the lowest since 1988. The lower total debt reflects strong cash flow from operations and $16.0 million in proceeds from the disposition of coal operations and other assets. Depreciation, depletion and amortization expense increased 6% as additional expense related to amortization of deferred mining costs at gold operations more than offset the loss of depreciation from discontinued operations. Working capital was up over the prior year end as higher sales resulted in increases in receivables and inventory at chemicals, steel and gold, more than offsetting the liquidation of working capital related to discontinued operations.

     During the year the Company completed the disposition of coal operations. This disposition generated cash proceeds of $8.4 million in addition to the liquidation of related working capital. Also, during the year the Company borrowed $7.6 million against life insurance policies to which the Company is owner and beneficiary. Capital expenditures declined 20% for the year, primarily due to lower chemicals capital expenditures. Capital expenditures are projected to be $56.0 million in 1995, up 80% due to increased expenditures for chemicals projects and underground mine development in gold. Deferred stripping costs were lower in 1994 versus 1993 as the stripping ratios related to open pit mining declined during the year. Environmental capital expenditures for fiscal 1994 were $1.3 million. Projected environmental capital expenditures for 1995 are $3.0 million and are primarily related to the chemicals segment.

     At June 30, 1994, the Company had access to an additional $60.0 million under its committed long-term credit facility. The Company believes its access to this facility, plus cash flow from operations, is adequate to meet current and future capital requirements. A spin-off of FRMG is not projected to have a material effect on the Company's liquidity or capital resources. Creditor consents, or restructuring of credit facilities, however, would be required.

     In November 1992, the Financial Accounting Standards Board ("FASB") issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." This Statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. This Statement is effective for fiscal years beginning after December 15, 1993. The adoption of this standard in fiscal 1995 is not project ed to have a material impact on the Company.

     In May 1993, the FASB issued Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 is required to be implemented for fiscal years beginning after December 15, 1993. The effects of implementing Statement No. 115 will not have a material effect on the Company based on current investments.

FIRST MISSISSIPPI CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                          (In Thousands
                                                                                           of Dollars)
                                                                                       -------------------
                                                                                             June 30
                                                                                       -------------------
                                                                                         1994       1993
- - - ----------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents (note 7)                                                 $  4,952     15,878
    Receivables:
      Trade, less allowance for doubtful accounts of $721 in 1994 and $4,565 in 1993     49,629     39,500
      Equity investees (note 3)                                                           1,229      1,312
      Other (note 8)                                                                      7,982        200
                                                                                       --------    -------
          Total receivables                                                              58,840     41,012
                                                                                       --------    -------
    Inventories:
      Finished products                                                                  25,334     22,203
      Work in process                                                                    19,828     13,187
      Raw materials and supplies                                                         22,041     17,821
      Product exchange agreements                                                           933        925
                                                                                       --------    -------
          Total inventories                                                              68,136     54,136
                                                                                       --------    -------
    Prepaid expenses and other current assets (note 8)                                    6,907      1,957
    Net current assets of discontinued operations (note 2)                                   --     17,877
                                                                                       --------    -------
          Total current assets                                                          138,835    130,860
                                                                                       --------    -------
Investments and other assets:
    Investments in equity investees (note 3)                                             19,974     20,461
    Other investments (note 3)                                                            1,300      8,820
    Intangible and other assets, at cost less applicable amortization (note 4)           15,576     17,367
                                                                                       --------    -------
          Total investments and other assets                                             36,850     46,648
                                                                                       --------    -------
Property, plant and equipment, at cost less accumulated depreciation, depletion
    and amortization (notes 5, 6 and 7)                                                 201,891    206,111
                                                                                       --------    -------
                                                                                       $377,576    383,619
                                                                                       ========    =======
Liabilities and Stockholders' Equity
Current liabilities:
    Current installments of long-term debt (note 6)                                    $  1,433      1,428
    Deferred revenue (note 7)                                                             1,477     16,533
    Accounts payable:
      Trade (including book overdrafts of $5,948 in 1994 and $9,796 in 1993)             36,781     43,359
      Equity investees (note 3)                                                           4,510      2,999
                                                                                       --------    -------
          Total accounts payable                                                         41,291     46,358
                                                                                       --------    -------
    Accrued expenses and other current liabilities (note 8)                              13,300     16,420
    Net current liabilities of discontinued operations (note 2)                           2,460         --
                                                                                       --------    -------
          Total current liabilities                                                      59,961     80,739
                                                                                       --------    -------
Long-term debt, excluding current installments (note 6)                                 104,287    113,531
Other long-term liabilities                                                              12,491      9,439
Long-term liabilities of discontinued operations (note 2)                                    --      4,205
Deferred taxes (note 8)                                                                  13,922      6,752
Minority interests                                                                        9,228      8,179
Stockholders' equity (notes 6, 9 and 10):
    Serial preferred stock.  Authorized 20,000,000 shares; none issued                       --         --
    Common stock of $1 par value.  Authorized 100,000,000 shares; outstanding
      20,086,090 shares in 1994 and 19,980,440 shares in 1993                            20,086     19,980
    Additional paid-in capital                                                            3,378      2,424
    Retained earnings                                                                   154,223    138,370
                                                                                       --------    -------
          Total stockholders' equity                                                    177,687    160,774
                                                                                       --------    -------
Commitments and contingent liabilities (notes 7, 8, 9, 11 and 12)                      $377,576    383,619
                                                                                       ========    =======

See accompanying notes to consolidated financial statements.

FIRST MISSISSIPPI CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               (In Thousands of Dollars,
                                                                               Except Per Share Amounts)
                                                                           -----------------------------------
                                                                                  Years ended June 30
                                                                           -----------------------------------
                                                                              1994         1993         1992
                                                                           ---------      -------      -------
Revenues:
   Sales (note 14)                                                         $ 508,225      429,940      453,242
   Gain (loss) on investments, net (note 3)                                     (286)        (670)         500
   Interest and other income (note 13)                                         2,036        2,305        1,169
                                                                           ---------      -------      -------
                                                                             509,975      431,575      454,911
                                                                           ---------      -------      -------
Costs and expenses:
   Cost of sales                                                             413,148      363,818      375,752
   General, selling and administrative expenses                               46,042       42,350       37,460
   Other operating expenses                                                    9,508        8,273        5,473
   Interest expense (note 6)                                                  10,109       12,759        9,535
                                                                           ---------      -------      -------
                                                                             478,807      427,200      428,220
                                                                           ---------      -------      -------
  Earnings from continuing operations before income taxes,
         minority interests, investee earnings (loss) and cumulative
         effect of change in accounting principle                             31,168        4,375       26,691
  Income taxes (note 8)                                                       12,150        1,719        9,872
  Minority interests in net (earnings) loss of consolidated subsidiaries      (1,049)         458         (769)
  Equity in net earnings (loss) of equity investees (note 3)                    (306)        (431)          66
                                                                           ---------      -------      -------
  Earnings from continuing operations before cumulative
    effect of change in accounting principle                                  17,663        2,683       16,116
Loss from discontinued operations, net of taxes (note 2)                          --       (2,911)     (11,889)
Loss on disposal of businesses, net of taxes (note 2)                             --      (23,141)          --
Cumulative effect of change in accounting principle (note 8)                   4,200           --           --
                                                                           ---------      -------      -------
         Net earnings (loss)                                               $  21,863      (23,369)       4,227
                                                                           =========      =======      =======
Earnings (loss) per common share (note 10):
    Continuing operations                                                  $     .88          .13          .81
    Discontinued operations                                                       --        (1.30)        (.60)
    Cumulative effect of change in accounting principle                          .21           --           --
                                                                           ---------      -------      -------
         Total earnings (loss) per common share                            $    1.09        (1.17)         .21
                                                                           =========      =======      =======

See accompanying notes to consolidated financial statements.

FIRST MISSISSIPPI CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    (In Thousands of Dollars, Except Per Share Amounts)
                                              -----------------------------------------------------------------
                                                          Years ended June 30, 1994, 1993 and 1992
                                              -----------------------------------------------------------------

                                                                                                     Unrealized
                                                                                                      loss on
                                                   Common stock           Additional                 marketable
                                              -----------------------       paid-in     Retained       equity
                                                Shares       Amount         capital     earnings     securities
- - - ---------------------------------------------------------------------------------------------------------------
Balance, June 30, 1991                        19,648,540   $   19,648           --      169,426        (1,146)
Net earnings                                          --           --           --        4,227            --
Dividends declared - $.30 per share                   --           --           --       (5,920)           --
Common stock issued:
    Employee stock options                        28,562           29          199           --            --
    Convertible debentures                       147,200          147          978           --            --
Change in unrealized loss on marketable
    equity securities                                 --           --           --           --           790
                                              ----------   ----------        -----      -------        ------
Balance, June 30, 1992                        19,824,302       19,824        1,177      167,733          (356)
Net loss                                              --           --           --      (23,369)           --
Dividends declared - $.30 per share                   --           --           --       (5,994)           --
Common stock issued:
    Employee stock options                        15,038           15           80           --            --
    Convertible debentures                       141,100          141          764           --            --
Income tax benefit on exercise of
    convertible debentures                            --           --          403           --            --
Change in unrealized loss on marketable
    equity securities                                 --           --           --           --           356
                                              ----------   ----------        -----      -------        ------
Balance, June 30, 1993                        19,980,440       19,980        2,424      138,370            --
Net earnings                                          --           --           --       21,863            --
Dividends declared - $.30 per share                   --           --           --       (6,010)           --
Common stock issued:
    Employee stock options                        39,350           39          351           --            --
    Convertible debentures                        66,300           67          561           --            --
Income tax benefit on exercise of stock
    options and convertible debentures                --           --           42           --            --
                                              ----------   ----------        -----      -------        ------
Balance, June 30, 1994                        20,086,090   $   20,086        3,378      154,223            --
                                              ==========   ==========        =====      =======        ======

See accompanying notes to consolidated financial statements.

FIRST MISSISSIPPI CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           (In Thousands of Dollars)
                                                                                       ---------------------------------
                                                                                              Years ended June 30
                                                                                       ---------------------------------
                                                                                         1994         1993        1992
- - - ------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings (loss)                                                                $ 21,863     (23,369)      4,227
    Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
          Depreciation, depletion and amortization                                       42,248      39,748      53,016
          Provision for losses on receivables                                               561       2,589       2,276
          Deferred taxes                                                                  3,703     (23,791)     (5,068)
          Gain on sale of subsidiary                                                         --          --        (842)
          (Gain) loss on sale of property, plant and equipment                              (80)     20,237          74
          Investment income                                                                (153)     (1,619)     (1,560)
          (Gain) loss on disposition of investments and other assets                        286       4,616        (244)
          Undistributed (earnings) loss of affiliates                                       487         685          (9)
          Minority interests in net earnings (loss) of consolidated subsidiaries          1,049        (458)        769
          Changes in current assets and liabilities, net of effects of dispositions:
            (Increase) decrease in receivables                                           (4,465)      2,069      (3,053)
            (Increase) decrease in inventories                                          (13,200)     (5,346)      2,190
            (Increase) decrease in prepaid expenses                                      (1,723)      1,823      (1,066)
            Increase (decrease) in accounts payable                                      (7,522)     15,200     (12,560)
            Increase (decrease) in accrued expenses and other current liabilities        (6,385)     10,676       1,162
          Deferred revenue                                                               (2,488)     10,980        (134)
          Other, net                                                                        170         507        (487)
                                                                                       --------     -------     -------
            Net cash provided by operating activities                                    34,351      54,547      38,691
                                                                                       --------     -------     -------
Cash flows from investing activities:
    Proceeds from sale of subsidiaries                                                    8,448          --       2,006
    Capital expenditures                                                                (31,113)    (39,070)    (33,646)
    Deferred stripping costs                                                             (4,612)    (11,244)     (2,315)
    Proceeds from sale of property, plant and equipment                                     442      54,739       1,935
    Proceeds from disposition of investments and other assets                             7,594         335       5,820
    Acquisition of investments and other assets                                          (1,476)     (1,923)     (4,407)
    Investment in equity investees, net                                                      --          --         232
                                                                                       --------     -------     -------
            Net cash provided by (used in) investing activities                         (20,717)      2,837     (30,375)
                                                                                       --------     -------     -------
 Cash flows from financing activities:
    Net borrowings (repayments) of notes payable to banks                                    --     (10,000)      3,000
    Principal repayments of long-term debt                                              (11,400)    (32,127)    (71,736)
    Proceeds from issuance of long-term debt                                              1,706          20      94,279
    Purchase of gold for repayment of gold loan                                          (9,800)    (13,363)    (17,818)
    Dividends                                                                            (6,010)     (5,994)     (5,920)
    Proceeds from issuance of common stock                                                  944         896         764
                                                                                       --------     -------     -------
            Net cash provided by (used in) financing activities                         (24,560)    (60,568)      2,569
                                                                                       --------     -------     -------
Net increase (decrease) in cash and cash equivalents                                    (10,926)     (3,184)     10,885
Cash and cash equivalents at beginning of year                                           15,878      19,062       8,177
                                                                                       --------     -------     -------
Cash and cash equivalents at end of year                                               $  4,952      15,878      19,062
                                                                                       ========     =======     =======
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest, net of amounts capitalized                                             $ 10,182      12,302      10,059
                                                                                       ========     =======     =======
      Income taxes, net                                                                $ 15,581       1,748      11,455
                                                                                       ========     =======     =======

See accompanying notes to consolidated financial statements.

FIRST MISSISSIPPI CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 1994, 1993 and 1992
(In Thousands of Dollars, Except Amounts Per Share and Per Ounce)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

     The consolidated financial statements include the accounts of the parent company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Investments in joint ventures, partnerships and other equity investments are accounted for by the equity method.

(b) Recognition of Revenue

     Revenues generally are recorded when title and risk of ownership pass, except for long-term construction type contracts, which are accounted for under the percentage of completion method. Revenues from shipments using forward sales agreements are recorded at the settlement date of the agreements.

(c) Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and weighted average methods for purchased inventories of finished product, and using the average cost method with respect to all other inventories.

(d) Depreciation, Depletion and Amortization

     Depreciation of plant and equipment and depreciable investments is based on cost and the estimated useful lives of the separate units of property. Except for the gold segment, where the units-of-production method is also used, the straight-line and accelerated methods are primarily used in determining the amount of depreciation charged to expense. Goodwill of businesses acquired is amortized generally over 20 years using the straight-line method. Other intangibles are amortized over their estimated useful lives (5-17 years) using the straight-line method.

     Amortization of deferred stripping costs is based on the tons of ore mined in the period and the estimated average stripping ratio for the life of each individual open pit.

     Loan costs are amortized over the terms of related loans using the interest method.

(e) Gold Properties

     Mine development expenditures for commercially feasible mining properties not yet producing are capitalized. Estimated reserves for mine reclamation costs have been established by charges to earnings over estimated mine lives for restoring certain disturbed mining and milling areas to comply with existing reclamation standards of various government agencies.

(f) Income Taxes

     Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) which requires the recognition of deferred tax liabilities and assets for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Prior to July 1993, the deferred income tax provision was based on the differences in the timing of recognizing transactions for financial and tax reporting as required by APB Opinion No. 11.

(g) Pension Plans

     Pension cost is determined using the "projected unit credit" actuarial method for reporting purposes. The Company's funding policy is to contribute annually at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

(h) Stock Options

     All stock options are nonqualified or incentive options and require no charges against income upon grant or exercise. The Company receives a tax benefit from dispositions that result in ordinary income to option recipients that is reflected in stockholders' equity.

(i) Cash and Cash Equivalents

     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(j) Investments

     Realized gains and losses on investments are determined on the basis of specific costs and included in gain (loss) on investments, net. Unrealized gains and losses on noncurrent marketable equity securities were included in stockholders' equity. All investments were carried at the lower of aggregate cost or market. Future equity investments will be carried at fair value in accordance with Statement of Financial Accounting Standards No. 115,
"Accounting for Certain Investments in Debt and Equity Securities."

FIRST MISSISSIPPI CORPORATION

(k) Futures Contracts

     The fertilizer segment periodically purchases contracts for the future delivery of natural gas, its key raw material, on the New York Mercantile Exchange. Gains and losses on these contracts are treated as inventory adjustments and recognized in income when finished product is sold. Unrealized gains and losses are deferred and reflected in the balance sheet.

     The gold segment enters into spot deferred sales contracts for a portion of planned production. Under such contracts, the Company has the option to roll forward delivery dates and sell current production into the spot market. Unrealized gains and losses on such contracts are deferred until settlement of the contract.

(l) Reclassifications

     Certain consolidated financial statement amounts have been reclassified for consistent presentation.

2. DISCONTINUED OPERATIONS

     In December 1992, the Board of Directors of the Company approved a plan to discontinue operations in coal mining and certain other ventures effective December 31, 1992. Cash proceeds of approximately $4,400 and noncash proceeds of $416 were received from the sale of assets of the above operations in 1993.

     In October 1993, the Company completed the coal discontinuance with the sale of Pyramid Mining Inc. Proceeds of the transaction included cash of $6,000 and an 18-month promissory note for $4,000. In addition, the Company has liquidated all working capital associated with the coal operations. In April 1994, $3,000 of the promissory note was prepaid with the balance rescheduled over the remaining original term. An overriding royalty with a potential value of $3,000 was also received related to the disposition, but not accrued due to its contingent nature.

     While the sale effectively completes the disposition of the coal operations and transfers the liability for reclamation to the purchaser, the Company continues as guarantor on $29,200 of reclamation bonds until bonding is obtained by the purchaser, which is not to be later than June 1996. The total reclamation liability covered by the bonding is currently estimated at $5,500.

     In June 1993, the Company sold the reserves and related assets of its oil and gas segment for $52,000 cash, effective May 1, 1993.

     A pretax loss of $39,578 was recorded in 1993 related to the above transactions, and is included in loss on disposal of businesses, net of applicable income tax benefit of $16,437, in the accompanying consolidated financial statements. The tax benefit includes $3,173 of income realized on the reversal of deferred income taxes related to oil and gas operations that were originally recorded at tax rates higher than the current provisions of enacted tax laws. The pretax loss at June 30, 1993 included the following:

                                  Coal    Oil and Gas   Other      Total
      -------------------------------------------------------------------
      Loss on property, plant
          and equipment         $ 12,715      6,515        834     20,064
      Loss on investment
          and other assets           925         --      3,027      3,952
      Severance                    1,115        970        172      2,257
      Reclamation                  6,705         --         --      6,705
      Commitments and
          other accruals           2,675      2,333      1,592      6,600
                                --------   --------   --------   --------
                                $ 24,135      9,818      5,625     39,578
                                ========   ========   ========   ========



     The net assets and liabilities of the discontinued businesses have been segregated in the accompanying consolidated financial statements. The following is the composition of these net assets and liabilities:

                                                               June 30
                                                         ------------------
                                                           1994       1993
        -------------------------------------------------------------------
        Receivables                                      $   105     13,911
        Inventories                                           --      2,657
        Prepaid expenses and other current assets             44      1,009
        Investments and other assets                          --      2,751
        Property, plant and equipment, net                   121     10,564
        Current installments of long-term debt               (50)      (300)
        Accounts payable                                     (41)    (4,322)
        Accrued expenses and other current liabilities    (2,639)    (8,393)
                                                         -------    -------
            Net current assets (liabilities)
              of discontinued operations                 $(2,460)    17,877
                                                         =======    =======
        Long-term reclamation and other liabilities      $    --      4,155
        Long-term debt, excluding current
            installments                                      --         50
                                                         -------    -------
        Long-term liabilities of discontinued
            operations                                   $    --      4,205
                                                         =======    =======

FIRST MISSISSIPPI CORPORATION

     The statements of operations have been reclassified to separate discontinued and continuing operations. Revenues and net loss of the discontinued operations for the period of 1993 prior to discontinuance and for the year ended June 30, 1992 were as follows:

                                                    1993         1992
        ---------------------------------------------------------------
        Revenues                                 $  50,837       71,522
                                                 =========    =========
        Loss before income taxes                 $  (4,438)     (18,871)
        Income tax benefit                           1,527        6,982
                                                 ---------    ---------
            Loss from discontinued operations,
              net of taxes                       $  (2,911)     (11,889)
                                                 =========    =========

3. INVESTMENTS

     The following is a summary of financial information related to affiliated companies:

                                                     Years ended June 30
                                                ---------------------------
                                                  1994      1993      1992
     ----------------------------------------------------------------------
     After tax equity in net earnings (loss):
         Melamine Chemicals, Inc.               $ (468)     (574)     (143)
         Triad Chemical                            (57)      (74)       (8)
         Power Sources, Inc.                       219       217       219
         Other                                      --        --        (2)
                                                ------    ------    ------
                                                $ (306)     (431)       66
                                                ======    ======    ======



                                                       June 30
                                              ----------------------
                                                 1994         1993
          ----------------------------------------------------------
          Investments, at equity:
              Melamine Chemicals, Inc.        $   6,729        7,471
              Triad Chemical                      9,127        9,219
              Power Sources, Inc.                 4,118        3,771
                                              ---------    ---------
                                              $  19,974       20,461
                                              =========    =========
          Net assets per books of affiliates:
              Current assets                  $  29,801       35,055
              Noncurrent assets                  44,880       43,975
              Current liabilities               (11,015)     (12,215)
              Noncurrent liabilities             (8,415)      (9,568)
                                              ---------    ---------
                                              $  55,251       57,247
                                              =========    =========

     The Company has a 50% ownership interest in Power Sources, Inc. which burns wood waste to create steam for industrial users.

     The Company also has a 50% ownership interest in Triad Chemical, an unincorporated joint venture. The Company is entitled to purchase, at cost of production, one-half of all anhydrous ammonia and urea produced by the Triad plant. Purchases were $33,563 in 1994, $31,308 in 1993 and $25,975 in 1992.

     The Company sells raw materials to and purchases production by-products from Melamine Chemicals, Inc. (MCI), a 23.4% owned investment. Sales were $8,747 in 1994, $9,886 in 1993 and $8,511 in 1992. Purchases were $2,490 in
1994, $2,346 in 1993 and $1,973 in 1992. The MCI investment had a quoted market value of approximately $7,849 and $6,694 at June 30, 1994 and 1993, respectively.

     Included in other investments at June 30, 1993 were noncurrent marketable equity securities with an aggregate cost of $225 and a market value of approximately $225. The Company wrote off these investments in 1994. The portfolio of noncurrent marketable equity securities included gross unrealized losses of $356 in 1992, which is reflected in stockholders' equity in the accompanying consolidated financial statements.

     Gain (loss) on investments, net, includes realized gains on sales of marketable equity securities of $500 in 1992. The 1994 and 1993 loss on investments resulted from write-downs of $286 and $670, respectively, on securities whose decline in value was deemed to be other than temporary.

4. INTANGIBLE AND OTHER ASSETS

     The major classes of intangible and other assets are summarized below:

                                                    June 30
                                               -----------------
                                                 1994      1993
               -------------------------------------------------
               Goodwill                        $16,868    17,962
               Other                            12,553    10,704
                                               -------    ------
                                                29,421    28,666

               Less accumulated amortization    13,845    11,299
                                               -------    ------
                                               $15,576    17,367
                                               =======    ======

FIRST MISSISSIPPI CORPORATION

     The net carrying value of goodwill at June 30, 1994 and 1993 was $11,966 and $13,713, respectively, and is all related to the chemical segment.

     Amortization expense, exclusive of discontinued operations, related to the above amounted to $2,757 in 1994, $2,889 in 1993 and $2,665 in 1992.

5. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                           June 30
                                                    -------------------
                                                       1994       1993
         --------------------------------------------------------------
         Land and land improvements                 $ 13,521     13,440
         Buildings                                    20,225     19,434
         Chemical plant facilities and equipment     170,651    159,836
         Gold properties and equipment               108,691    110,586
         Other facilities and equipment               69,160     56,719
         Under capital leases:
             Land and land improvements                  509        509
             Buildings                                   216        216
             Other facilities and equipment            8,958      8,958
                                                    --------    -------
                                                     391,931    369,698
         Less accumulated depreciation, depletion
             and amortization                        190,040    163,587
                                                    --------    -------
                                                    $201,891    206,111
                                                    ========    =======


     Included in the gold properties and equipment caption above are deferred stripping costs of $8,325 and $13,559 at June 30, 1994 and June 30, 1993, respectively.

     Through December 1991, gold mining costs associated with waste rock removal were charged to operating costs using an annualized stripping ratio. During the year ended June 30, 1992, the Company began a significant waste removal effort which will benefit future years. To properly match waste removal costs with revenues from gold sales, in January 1992, the Company began accounting for mining costs associated with waste rock removal on the basis of the average stripping ratio for the life of each individual open pit. The average stripping ratio is calculated as a ratio of the tons of waste rock material estimated to be removed to the estimated recoverable ore tons. If this change in accounting estimate had not been made, 1992 pretax earnings from continuing operations would have been $1,719 less.

     Construction in progress included in the above property captions at June 30, 1994 and 1993 amounted to $8,108 and $9,889, respectively.

     Depreciation, depletion and amortization expense related to the above, exclusive of discontinued operations, amounted to $38,979 in 1994, $27,853 in 1993 and $28,265 in 1992. Maintenance and repairs, exclusive of discontinued operations, amounted to $16,740 in 1994, $18,312 in 1993 and $15,440 in 1992.

     Interest capitalized amounted to $618 in 1994, $252 in 1993 and $183 in 1992.

6. NOTES PAYABLE AND LONG-TERM DEBT

     A summary of long-term debt follows:

                                                               June 30
                                                       --------------------
                                                          1994       1993
     ----------------------------------------------------------------------
     Unsecured:
         9.42% senior notes payable to institutional
           investors, due in annual installments
           of $13,286 from June 1996
           to June 2002                                $ 93,000     93,000
         Notes payable under revolving credit
           facility, payable February 1997                5,000     10,000
         Other notes                                      3,588      2,418
     Secured:
         Capital lease obligations, interest ranging
           from 4.0% to 8.75%, due in monthly
           installments through May 2000                  3,409      8,705
         Other notes                                        723        836
                                                       --------    -------
                                                        105,720    114,959
     Less current installments of long-term debt          1,433      1,428
                                                       --------    -------
         Long-term debt, excluding current
           installments                                $104,287    113,531
                                                       ========    =======


     Under loan agreements in effect at June 30, 1994, there were no compensating balance requirements. The above obligations mature in various amounts through 2002, including approximately $1,433 in 1995, $15,280 in 1996, $18,923 in 1997, $14,003 in 1998 and $14,549 in 1999.

     In February 1993, the Company entered a new bank revolving credit facility totaling $80,000. Facility funds of $65,000 were committed for a period of three years, with two one-year options for renewal. The $15,000 balance of the facility, originally committed for a period of 364 days, was canceled by the Company in August 1993.

FIRST MISSISSIPPI CORPORATION

In December 1993, the Company exercised its first one-year option which extended the facility until February 1997. Borrowings under the facility are priced at the London Interbank Offered Rate plus .75% to 1.25%, prime rate, or prime plus .25%, based on the Company's debt-to-equity ratio. A commitment fee of 3/8 of 1% per annum is charged on the daily average unused commitment under the revolving credit facility. Commitment fees for the twelve months ended June 30, 1994, 1993 and 1992 totaled $189, $90 and $22, respectively.

     The senior notes and bank credit agreements contain various restrictions related to working capital, funded debt, net worth, fixed charged coverage, distributions, repurchase of stock and dispositions of assets. At June 30, 1994, the Company was in compliance with these covenants.

     At June 30, 1994, the fair value of the 9.42% senior notes payable to institutional investors was $92,866. The fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The recorded amounts for all other long-term debt of the Company approximate fair values.

     Total interest costs incurred for the years ended June 30, 1994, 1993 and 1992 were $10,727, $13,011 and $9,718, respectively.

7. GOLD LOAN

     FirstMiss Gold's wholly owned subsidiary, FMG Inc. (FMG), had agreements with certain lenders who provided a limited-recourse gold loan facility and a limited-recourse credit agreement (the loan agreements) for the purpose of mill construction, mine development, financing costs and working capital requirements.

     Under the gold loan, FMG borrowed a total of 150,000 ounces of gold which provided $71,270. Proceeds from the gold loan were accounted for as deferred revenue and recognized in income at the rate of $475 per ounce of gold as shipments were made to repay the loan. During 1994, 1993 and 1992, FMG repaid 20,625, 28,125 and 37,500 ounces, respectively. Total ounces of gold sold were 243,826, 210,644 and 218,821 for 1994, 1993 and 1992, respectively.

     Current deferred revenue under the gold loan included in the accompanying consolidated balance sheets was $9,800 at June 30, 1993.

     Final payment of the gold loan was made on June 30, 1994. During the loan agreement period the loan was secured by substantially all the assets of FMG related to the Getchell mine and mill. Cash and cash equivalents of FMG were restricted by the loan agreements for payments of accounts payable for FMG expenditures.

     Pursuant to the loan agreements, the lenders provided a letter of credit to secure FMG's obligation relating to the gold loan. The fee for this letter of credit was 1.50% per year until the Getchell mine and mill achieved completion and 1.25% per year thereafter. Prior to repayment of the gold loan on June 30, 1994, the lenders provided a $10,000 standby letter of credit to secure the gold production purchase agreement and letters of credit for the benefit of vendors to FMG. Total fees for letters of credit amounted to $96, $205 and $403 in 1994, 1993 and 1992, respectively.

     Also, in accordance with the loan agreements, FMG was required to enter into a gold production purchase agreement, which was a forward sales arrangement, covering 202,600 ounces of gold. Under this agreement, during 1994, 1993 and 1992, FMG sold 47,000, 40,000 and 40,000 ounces, respectively, at $400 per ounce. All commitments under the agreement were fulfilled at June 30, 1994.

8. INCOME TAXES

     The Company adopted SFAS No. 109, "Accounting for Income Taxes" as of July 1, 1993. Statement No. 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the consolidated financial statements as measured by the provisions of the enacted tax laws. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. The cumulative effect of this change in accounting for income taxes resulted in a benefit of $4,200 and is reported as a cumulative effect of a change in accounting principle in the accompanying consolidated financial statements.

     Consolidated income tax expense (benefit) differs from the statutory federal rate (35% for the year ended June 30, 1994, and 34% for the years ended June 30, 1993 and 1992) applied to earnings from continuing operations before income taxes, minority interests, investee earnings (loss) and cumulative effect of change in accounting principle as follows:

FIRST MISSISSIPPI CORPORATION

                                                Years ended June 30
                                         --------------------------------
                                            1994         1993       1992
     --------------------------------------------------------------------
     Computed "expected"
         tax expense                     $ 10,909       1,488       9,075
     State income taxes, net of
         federal income tax benefit         1,013         676         700
     Excess of percentage depletion
         over cost depletion, net          (1,080)         --        (284)
     Loss from operations of foreign
         subsidiaries                         423         299          --
     Amortization of goodwill                 423         399         293
     Exempt earnings of Foreign
         Sales Corporation                   (147)       (238)       (296)
     Net cash surrender value
         increase of life insurance          (232)       (207)       (187)
     Tax provision adjustment for
         pending Internal Revenue
         Service (IRS) matters                 --        (900)        100
     Reversal of deferred taxes on
         disposed operations                   --         228          --
     Adjustment to deferred tax assets
         and liabilities for enacted
         change in tax law and rates          603          --          --
     Other, net                               238         (26)        471
                                         --------    --------    --------
         Actual tax expense -
           continuing operations           12,150       1,719       9,872
         Actual tax benefit -
           discontinued operations             --     (17,964)     (6,982)
                                         --------    --------    --------
                                         $ 12,150     (16,245)      2,890
                                         ========    ========    ========


    Components of income tax expense (benefit) are as follows:

                                    Years ended June 30
                              --------------------------------
                                 1994        1993       1992
                ----------------------------------------------
                Current:
                    Federal   $  9,072       6,761       6,739
                    State        1,781       1,015       1,066
                    Foreign       (205)        (21)        (72)
                              --------    --------    --------
                                10,648       7,755       7,733
                              ========    ========    ========
                 Deferred:
                    Federal      1,725     (24,010)     (4,837)
                    State         (223)         10          (6)
                              --------    --------    --------
                                 1,502     (24,000)     (4,843)
                              ========    ========    ========
                Total:
                    Federal     10,797     (17,249)      1,902
                    State        1,558       1,025       1,060
                    Foreign       (205)        (21)        (72)
                              --------    --------    --------
                              $ 12,150     (16,245)      2,890
                              ========    ========    ========


    The significant components of deferred income tax expense attributable to income from continuing operations for the year ended June 30, 1994 are as follows:

           Deferred tax expense from changes
               in temporary differences                        $  899
           Adjustment to deferred tax assets and liabilities
               for enacted change in tax law and rates            603
                                                               ------

                                                               $1,502
                                                               ======


    For the years ended June 30, 1993 and 1992, deferred income tax expense (benefit) resulted from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

FIRST MISSISSIPPI CORPORATION

                                                       Years ended June 30
                                                    -----------------------
                                                      1993           1992
   ------------------------------------------------------------------------
   Capitalized exploration and development costs, net of related amortiza-
   tion:
       Oil and gas                                  $  1,443           (354)
       Gold                                            3,776            556
       Coal                                              (60)         1,113
   Depreciation                                         (397)         3,823
   Loss accruals                                     (10,705)            48
   Mining reclamation                                    309            276
   Write-down of assets                               (1,463)        (4,941)
   Alternative minimum tax (AMT)                      (2,005)        (2,769)
   Costs capitalized to
       self-constructed assets                          (357)          (157)
   Deferred compensation                                (268)          (293)
   Pension expense                                      (510)          (445)
   Sale of assets                                    (11,710)        (1,717)
   Capitalized expenses,
       net of amortization                               325            779
   Bad debts                                          (1,015)          (660)
   Other, net                                         (1,363)          (102)
                                                    --------       --------
                                                    $(24,000)        (4,843)
                                                    ========       ========


     The tax effects of temporary differences that give rise to signicant portions of the deferred tax assets and the deferred tax liabilities at June 30, 1994 are as follows:

       Deferred tax assets:
           Accounts receivable, principally due to
             allowance for doubtful accounts                   $     266
           Deferred compensation                                   2,381
           Accrued reclamation costs                               3,388
           Accrual for discontinuance losses, net                    910
           State net operating loss (NOL) carryforward             3,287
           Alternative minimum tax credit carryforward            17,021
           Accrued vacation costs                                    591
           Accrued pension costs                                   1,150
           Deferred stripping costs                                2,256
           Other, net                                              8,920
                                                               ---------
             Total gross deferred tax assets                      40,170
             Less: valuation allowance                            (3,074)
                                                               ---------

             Net deferred tax assets                              37,096
                                                               ---------
       Deferred tax liabilities:
           Plant and equipment, principally due to
             differences in depreciation                         (22,664)
           Capitalized exploration and development costs
             and related amortization                            (11,860)
           Investment in affiliated companies, principally due
             to undistributed earnings                            (8,705)
           State income taxes                                     (1,475)
           Other, net                                             (2,847)
                                                               ---------

             Total gross deferred tax liabilities                (47,551)
                                                               ---------

             Net deferred tax liability                        $ (10,455)
                                                               =========


     The net deferred tax liability at June 30, 1994 consists of a long-term deferred tax liability of $13,922 and a current deferred tax asset of $3,467. This current deferred tax asset is included in the "Prepaid expenses and other current assets" section of the June 30, 1994, consolidated balance sheet.

     The valuation allowance for the gross deferred tax assets as of July 1, 1993 was $2,625. The net change in the total valuation allowance for the year ended June 30, 1994 was an increase of $449. The valuation allowance is related to certain state net operating losses, which the Company believes are less than likely to be recognized. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, recoverable taxes paid, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income, the reversal of existing deferred tax liabilities and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at June 30, 1994.

FIRST MISSISSIPPI CORPORATION

     The Company has AMT credit carryforwards of $17,021 for income tax reporting purposes at June 30, 1994. Refundable income taxes of $7,304 at June 30, 1994 and income taxes payable of $2,816 at June 30, 1993 are included in other current receivables and other current liabilities, respectively, in the accompanying consolidated financial statements.

     The Company has received final audit reports from the IRS for its tax years ended June 30, 1983 through June 30, 1988. The settlement of these years resulted in a net refund to the Company. On August 15, 1994, the Company received a revised audit report from the IRS for its June 30, 1989 and 1990 years, proposing tax deficiencies of $3,465, plus interest, which will be appealed by the Company. In addition, the Company received an audit report in 1990 from the Kentucky Revenue Cabinet for its June 30, 1985 through 1988 years, proposing tax deficiencies of $807, which has been disputed by the Company. Management is of the opinion that these issues, once resolved, will not result in a material liability to the Company.

9. PENSION, 401(K) THRIFT AND INCENTIVE PLANS

     The Company has noncontributory pension plans covering substantially all full-time permanent employees. The benefits are based on years of service and participants' compensation during the last five years of employment.

     Net annual pension expense for the years ended June 30, 1994, 1993 and 1992 included the following components:

                                               Years ended June 30
                                         -----------------------------
                                           1994       1993       1992
         -------------------------------------------------------------
         Service cost                    $ 1,876      1,777      1,715
         Interest cost                     1,503      1,323      1,141
         Actual return on plan assets       (481)    (2,638)    (1,755)
         Net amortization and deferral    (1,697)       759         30
                                         -------    -------    -------
         Net annual pension expense      $ 1,201      1,221      1,131
                                         =======    =======    =======


     The assumptions used in calculating the expense for 1994, 1993 and 1992 included a discount rate of 7.75%, a rate of increase in compensation levels of 4.5% and a 9% expected long-term rate of return on assets. Net annual pension expense included above and allocated to discontinued operations was $4, $197 and $243 for 1994, 1993 and 1992, respectively. Plan assets are invested primarily in equity securities and U.S. bonds.

     The following table sets forth the funded status of the plans at June 30, 1994 and 1993:

                                                       1994        1993
     --------------------------------------------------------------------
     Actuarial present value of benefit obligations:
         Vested benefit obligations                  $ 13,447      12,386
                                                     ========    ========
         Accumulated benefit obligations             $ 15,672      14,623
                                                     ========    ========
     Projected benefit obligation                    $ 21,635      20,027
     Plan assets at fair value                         21,253      20,837
                                                     --------    --------
     Plan assets in excess of (less than)
         projected benefit obligation                    (382)        810
     Unrecognized net gain from past experience          (499)       (251)
     Unrecognized prior service cost                      869         638
     Unrecognized transition credit, net               (3,261)     (3,573)
                                                     --------    --------
         Pension liability                           $ (3,273)     (2,376)
                                                     ========    ========

     The Company has a non-qualied supplemental pension plan. This plan provides for incremental pension payments from the Company's funds to restore those pension benefits earned, but reduced due to income tax regulations. The total accrual at June 30, 1994 and 1993, relating to this unfunded plan was $746 and $616, respectively. Expenses of the plan were $82 in 1994, $98 in 1993 and $113 in 1992.

     The Company has a contributory 401(k) thrift plan covering substantially all eligible employees who have completed six months of service. Total expense under the plan amounted to approximately $1,250 in 1994, $1,137 in 1993 and $1,003 in 1992.

FIRST MISSISSIPPI CORPORATION

     Directors, officers and certain key employees of the Company participate in the long-term incentive plans (the Plans) under which the Company has reserved shares of common stock for issuance. Awards under the Plans include stock options, options to purchase debentures convertible into preferred stock and then convertible into common stock of the Company, stock appreciation rights, performance units, restricted stock, supplemental cash and such other forms as the Board of Directors may direct. Options under all plans are granted at the market price of the shares on the date of the grants. As of June 30, 1994, 384,500 shares remained available for granting. Additional information follows:

                                   Stock options       Debenture options
                              --------------------- ----------------------
                                          Average                Average
                                Number option price   Number  option price
                              of shares  per share  of shares   per share
         -----------------------------------------------------------------
         Balance,
           June 30, 1991        113,550   $ 10.83    899,800   $ 11.79
           Options granted           --        --    166,000      9.78
           Options
            exercised           (28,562)     7.54    (76,200)     7.70
                               --------   -------   --------   -------
         Balance,
           June 30, 1992         84,988     11.80    989,600     11.77
           Options granted       96,000      9.31     11,000      7.81
           Options
            exercised           (15,038)     6.31   (126,600)     6.30
           Options forfeited     (2,200)    11.00    (11,000)    13.86
                               --------   -------   --------   -------
         Balance,
           June 30, 1993        163,750     10.86    863,000     12.49
           Options granted      113,000      9.41         --        --
           Options
            exercised           (39,350)     9.90   (177,800)    12.71
           Options forfeited    (45,800)    12.98    (58,000)    13.73
                               --------   -------   --------   -------
         BALANCE,
           JUNE 30, 1994        191,600   $  9.69    627,200   $ 12.31
                               ========   =======   ========   =======
         EXERCISABLE,
           JUNE 30, 1994        191,600              627,200
                               ========             ========


10. STOCKHOLDERS' EQUITY

     Earnings per share calculations are based on the weighted average number of common shares and common share equivalents outstanding during each year, 20,126,093 in 1994, 20,003,190 in 1993 and 19,852,958 in 1992.

     In connection with the Shareholder Rights Plan adopted by the Company on May 12, 1986, and amended February 14, 1989, one preferred stock purchase right was distributed on each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase 1/100 of a share of a new series of preferred stock, at an exercise price of $30 (subject to adjustment). The rights, which do not have voting rights, expire in 1996 and may be redeemed by the Company at a price of $.05 per right prior to a specified period of time after the occurrence of certain events. In certain events, each right (except certain rights beneficially owned by 20% or more owners, which rights are voided) will entitle its holder to purchase Company common shares with a value of twice the then current exercise price.

11. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has entered into various capital and operating leases for transportation equipment (primarily railroad tank cars), chemical and fertilizer pipelines and storage facilities, office buildings and land and other miscellaneous items of equipment.

     The following is a schedule by years of future minimum rental payments under leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 1994:

  Years ending                               Operating     Capital
    June 30                                    leases      leases
- - - ------------------------------------------------------------------
1995                                           $1,413         641
1996                                            1,285         641
1997                                              871         641
1998                                              558         641
1999                                              401         641
Later years                                        40         632
                                               ------      ------
Total minimum payments required                $4,568       3,837
                                               ======
Less imputed interest                                         428
                                                           ------
                                                           $3,409
                                                           ======

FIRST MISSISSIPPI CORPORATION

     Provisions applicable to certain transportation equipment leases provide for mileage credits computed on the basis of usage. No recognition has been given to the effect of such credits in the amounts presented above.

     Rental expense, including short-term rentals (net of mileage credits and short-term subleases of approximately $258 in 1994, $267 in 1993 and $61 in
1992), was approximately $5,187 in 1994, $3,300 in 1993 and $3,079 in 1992. In
most cases, management expects that, in the normal course of business, leases will be renewed or replaced by other leases.

     The Company's fertilizer segment has entered into an agreement to purchase anhydrous ammonia. The purchase price under this contract is based on a market price formula. Take-or-pay obligations under this purchase commitment are based on a specific component of the seller's cost of production. Estimated take-or-pay obligations based on current market conditions are approximately $6,145 in 1995. Total purchases under this agreement were $13,989 in 1994, $10,133 in 1993 and $11,335 in 1992. The present value of take-or-pay obligations at June 30, 1994 was $5,897.

     At June 30, 1994, the Company had entered contracts representing approximately 38% of anticipated purchases of natural gas related to fertilizer operations for the period July 1994 to June 1995. The unrealized loss on these contracts at June 30, 1994 was $171.

     FirstMiss Gold and its wholly owned subsidiary, FMG, have an agreement with an independent contractor to own and operate an oxygen plant to provide oxygen for the mill. The agreement requires, among other things, that FirstMiss Gold must generally pay the independent contractor at a rate of approximately $275 a month in 1995 (subject to adjustment for inflation) and that FirstMiss Gold pay a termination fee, if the contract is terminated prior to January 2004, of approximately $3,600 in 1995, decreasing each year thereafter to approximately $400 in the last year of the contract.

     At June 30, 1994, the Company had commitments under spot deferred sales contracts for delivery of 225,000 ounces of gold at an average price of $391 in 1995 and 92,000 ounces at an average price of $392 in 1996. The net unrealized loss on these contracts at June 30, 1994, was $1,637.

12. LITIGATION

     The Company has pending several claims incurred in the normal course of business which, in the opinion of management and legal counsel, can be disposed of without material effect on the accompanying financial statements.

13. INTEREST AND OTHER INCOME

     Interest and other income (expense) items are as follows:

                                                Years ended June 30
                                          -----------------------------
                                            1994       1993       1992
       ----------------------------------------------------------------
       Interest income                    $   327        314        530
       Royalty, license, rental and fee
           income (expense)                 1,506      1,592       (271)
       Gain (loss) on disposition of
           noncurrent assets                  (19)      (282)       597
       Other                                  222        681        313
                                          -------    -------    -------
                                          $ 2,036      2,305      1,169
                                          =======    =======    =======


14. INDUSTRY SEGMENT INFORMATION

     As of June 30, 1994, the Company operated principally in the following industry segments: Chemicals, Fertilizer, Gold and Combustion, Thermal Plasma and Other. Operations in the chemicals segment include production and sale of specialty chemicals and organic chemical intermediates, and research and development for specialty chemicals. Operations in the fertilizer segment involve the sale of produced and purchased urea and anhydrous ammonia. The gold segment concentrates on gold mining, exploration and production. At June 30, 1994, the classification Combustion, Thermal Plasma and Other, in prior years identified as Technology - Other, includes the operations of Plasma Energy, Callidus Technologies, Plasma Processing, and FirstMiss Steel.

     Sales to unaffiliated major customers in 1994, 1993 and 1992 were $84,699, $52,280 and $51,064, respectively, by the gold segment.

FIRST MISSISSIPPI CORPORATION

     The following is a breakdown by industry segment of the Company's consolidated financial statements for the three years ended June 30, 1994:

                                                  Years ended June 30
                                         -----------------------------------
                                             1994        1993         1992
  --------------------------------------------------------------------------
  Sales to unaffiliated customers:
      Chemicals                          $ 161,045      143,497      130,331
      Fertilizer                           163,984      141,642      184,108
      Gold                                  95,150       78,773       83,048
      Combustion, Thermal Plasma
        and Other                           88,046       66,028       55,755
  Transfers between business segments:
      Fertilizer                             9,007        3,288        2,946
      Intercompany eliminations             (9,007)      (3,288)      (2,946)
                                         ---------    ---------    ---------
        Total                            $ 508,225      429,940      453,242
                                         =========    =========    =========


                                                Years ended June 30
                                         --------------------------------
                                           1994         1993        1992
      -------------------------------------------------------------------
      Operating profit (loss) before
          income taxes, minority
          interests, investee earnings
          (loss) and cumulative effect
          of change in accounting
          principle:
            Chemicals                    $ 30,295      24,434      15,333
            Fertilizer                     24,760      13,218      24,196
            Gold                            7,225      (1,305)      7,874
            Combustion, Thermal Plasma
                and Other                 (12,763)    (12,187)     (5,656)
                                         --------    --------    --------
                                           49,517      24,160      41,747
      Unallocated corporate expenses       (8,435)     (7,069)     (7,461)
      Interest expense, net                (9,782)    (12,445)     (9,005)
      Other income (expense), net            (132)       (271)      1,410
                                         --------    --------    --------
                  Total                  $ 31,168       4,375      26,691
                                         ========    ========    ========


                                                   Years ended June 30
                                             ------------------------------
                                                1994       1993       1992
     ----------------------------------------------------------------------
     Identifiable assets:
         Chemicals                           $132,739    124,458    112,151
         Fertilizer                            44,794     43,323     53,230
         Gold                                  81,936     90,614     93,356
         Combustion, Thermal Plasma
           and Other                           86,043     72,473     60,932
                                             --------   --------   --------
                                              345,512    330,868    319,669
     Corporate assets and investments          32,064     34,874     37,325
     Discontinued operations                       --     17,877    104,540
                                             --------   --------   --------
                 Total                       $377,576    383,619    461,534
                                             ========   ========   ========

     Depreciation, depletion and
         amortization:
           Chemicals                         $ 10,723      9,708      8,924
           Fertilizer                           2,552      2,613      2,682
           Gold                                23,380     13,728     15,657
           Combustion, Thermal Plasma
               and Other                        4,570      4,051      3,053
           Corporate                              642        642        614
           Discontinued operations                381      9,006     22,086
                                             --------   --------   --------
                 Total                       $ 42,248     39,748     53,016
                                             ========   ========   ========

     Capital expenditures:
         Chemicals                           $ 11,735     17,567      9,025
         Fertilizer                               329         43      1,228
         Gold                                  10,451      5,555      2,035
         Combustion, Thermal Plasma
           and Other                            7,357      5,514      5,678
         Corporate                                682        438        192
         Discontinued operations                  559      9,953     15,488
                                             --------   --------   --------
               Total                         $ 31,113     39,070     33,646
                                             ========   ========   ========

     Export sales to unaffiliated customers:
         North, Central and
           South America                     $  5,134      3,435     33,433
         Europe and Asia                       30,353     44,126     34,656
         Africa and Australia                   8,194     11,390     12,184
                                             --------   --------   --------
               Total                         $ 43,681     58,951     80,273
                                             ========   ========   ========

FIRST MISSISSIPPI CORPORATION

     Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the operating segments. Total research and development expenses were $5,401 in 1994, $5,342 in 1993 and $4,081 in 1992.

     During the first quarter of 1992, the Company, in separate transactions, sold the stock of two wholly owned subsidiaries - FMC of Delaware, Inc. and Industrial Insulations, Inc. Proceeds from the transactions included cash of $2,006 and $550 in stock of one of the acquiring companies. A pretax gain of $842 was recognized on the transactions.

     Identifiable assets by industry segment are those assets used in the Company's operations in each industry and include investments in joint ventures and partnerships. Corporate assets are principally cash and short-term investments excluding nontrade receivables and certain other investments. Corporate assets excluded cash and short-term investments held by gold in 1993 and 1992 prior to the gold loan repayment.

     The Company's trade receivables are primarily concentrated with the chemicals and fertilizer segments. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that consolidated trade receivables are well diversied, thereby reducing potential credit risk, and that adequate allowances for any uncollectible trade receivables are maintained.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Selected quarterly financial data follow:

                                         Quarters ended
                        -------------------------------------------- Years ended
                         September 30 December 31 March 31   June 30   June 30
  ------------------------------------------------------------------------------
  1994:
  Sales                 $      113,340   115,920   129,581   149,384   508,225
                        ==============   =======   =======   =======   =======
  Gross profit          $       17,834    19,995    24,475    32,773    95,077
                        ==============   =======   =======   =======   =======
  Net earnings
    from
    continuing
    operations          $          802     3,068     4,854     8,939    17,663
                        ==============   =======   =======   =======   =======
  Net earnings          $        5,002     3,068     4,854     8,939    21,863
                        ==============   =======   =======   =======   =======
  Earnings per share:
  Continuing
    operations          $          .04       .15       .24       .44       .88
                        ==============   =======   =======   =======   =======
  Net earnings          $          .25       .15       .24       .44      1.09
                        ==============   =======   =======   =======   =======

                                         Quarters ended
                           --------------------------------------------  Years ended
                           September 30 December 31  March 31   June 30     June 30
- - - ------------------------------------------------------------------------------------
1993:
Sales                        $  102,666   104,547    103,595    119,132     429,940
                             ==========   =======    =======    =======    ========
Gross profit                 $   18,205    13,940     13,313     20,664      66,122
                             ==========   =======    =======    =======    ========
Net earnings
  (loss) from
  continuing
  operations                 $    1,739      (645)       (65)     1,654       2,683
                             ==========   =======    =======    =======    ========
Net loss                     $      (12)  (17,741)      (129)    (5,487)    (23,369)
                             ==========   =======    =======    =======    ========
Earnings (loss) per share:
Continuing
  operations                 $      .09      (.03)      (.01)       .08         .13
                             ==========   =======    =======    =======    ========
Net loss                             --      (.89)      (.01)      (.27)      (1.17)
                             ==========   =======    =======    =======    ========

     Included in net earnings (loss) are the cumulative effect of change in accounting principle in the first quarter of 1994 and the discontinued operations in the second and fourth quarters of 1993 as discussed in footnotes 8 and 2, respectively.

     The above quarterly earnings (loss) per share calculations are based on the weighted average shares outstanding during each quarter whereas the annual earnings (loss) per share calculations are based on the weighted average shares outstanding during the year.

FIRST MISSISSIPPI CORPORATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Mississippi Corporation:

     We have audited the accompanying consolidated balance sheets of First Mississippi Corporation and consolidated subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Mississippi Corporation and consolidated subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 8, the Company changed its method of accounting for income taxes as of July 1, 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



                                         KPMG PEAT MARWICK LLP

Jackson, Mississippi
September 9, 1994

FIRST MISSISSIPPI CORPORATION

DIRECTORS

Richard P. Anderson(2),(3)
Maumee, Ohio
President and Chief Executive Officer,
The Andersons Management Corporation
Agribusiness

Paul A. Becker(1)
New York, New York
Managing Director,
Mitchell Hutchins Asset Management, Inc.

James W. Crook(3),(4)
Yazoo City, Mississippi
Chairman of the Board,
Melamine Chemicals, Inc.

Robert P. Guyton(1)
Atlanta, Georgia
Vice President and Financial Consultant,
Raymond James & Associates, Inc.
Asset Management and Investment Banking Company

Charles P. Moreton(2)
Houston, Texas
Private Investor, Oil and Gas Business
Director, Tanglewood Bancshares

Dr. Paul W. Murrill(1)
Baton Rouge, Louisiana
Professional Engineer

William A. Percy, II(1),(4)
Greenville, Mississippi
Managing Partner, Trail Lake Enterprises
President, Greenville Compress Company
Chairman of the Board,
Staple Cotton Cooperative Association

Maurice T. Reed, Jr.(2)
Jackson, Mississippi
Private Investor

Leland R. Speed(3),(4)
Jackson, Mississippi
Chairman and Chief Executive Officer,
The Eastover Group of Companies
Real Estate Investment Trust

Dr. R. Gerald Turner(3),(4)
University, Mississippi
Chancellor, University of Mississippi

J. Kelley Williams
Jackson, Mississippi
Chairman and Chief Executive Officer,
First Mississippi Corporation
TRANSFER AGENTS FOR COMMON STOCK

(1) Audit Committee
(2) Compensation and Human Resources Committee
(3) Committee on Director Affairs
(4) First Mississippi Corp.
    Foundation Advisory Committee

OFFICERS

J. Kelley Williams
Chairman and Chief Executive Officer

R. Michael Summerford
Vice President and Chief Financial Officer

J. Steve Chustz
General Counsel

James L. McArthur
Secretary and Manager, Investor Relations

FIRST MISSISSIPPI CORPORATION

CORPORATE INFORMATION

Society National Bank
P.O. Box 6477
Cleveland, Ohio 44101-1477
(216) 737-5745

First Mississippi Corporation
Stock Transfer Department
P.O. Box 1249
Jackson, Mississippi 39215-1249
(601) 948-7550

COMMON STOCK REGISTRARS

Society National Bank
P.O. Box 6477
Cleveland, Ohio 44101-1477

Deposit Guaranty National Bank
One Deposit Guaranty Plaza
Jackson, Mississippi 39205-1200

STOCK LISTINGS

New York Stock Exchange
Philadelphia Stock Exchange
Pacific Stock Exchange
Midwest Stock Exchange

TRADING SYMBOL: FRM

Note: The Wall Street Journal and many other major daily newspapers list the stock as FstMiss.

STOCKHOLDER REPORTS

Stockholders with stock in brokerage accounts who wish to receive quarterly stockholder reports and other information directly from the Company, may do so by writing or calling the Company's Investor Relations Department.

INVESTOR RELATIONS

If you have questions concerning First Mississippi Corporation or your investment in the Company, we will be pleased to assist you. Contact:

James L. McArthur
Secretary and Manager, Investor Relations
First Mississippi Corporation
P.O. Box 1249
Jackson, Mississippi 39215-1249
(601) 949-0285 or (601) 948-7550

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG Peat Marwick LLP
1100 One Jackson Place
Jackson, Mississippi 39201-9988

FORM 10-K

Stockholders may obtain without charge a copy of the First Mississippi Corporation Form 10-K filed with the Securities and Exchange Commission by calling or writing the Company's Investor Relations Department.

DIVIDEND INVESTMENT PLAN

The Company offers its stockholders a convenient and economical way to increase their investment in First Mississippi Corporation common stock. The Automatic Dividend Investment and Cash Payment Plan, administered by Society National Bank, allows stockholders to purchase additional shares with quarterly dividends or optional cash payments. For information about the Plan, contact the Company's Investor Relations Department.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held November 11, 1994, at 2:00 p.m., in the Garden Room at Dennery's, 330 Greymont Avenue, Jackson, Mississippi.

     Stockholders are cordially invited to attend and participate in the business of the meeting. Those who are unable to attend are requested to return their proxy cards to the Registrar in the envelope that accompanies the proxy.

STOCK MARKET INFORMATION

    The high and low recorded prices of the Company's common stock and cash dividends declared during fiscal years 1994 and 1993 are presented in the table below. There were approximately 6,052 stockholders of record as of September
6, 1994.

                         1994                      1993
- - - -----------------------------------------------------------------
                                Dividend                 Dividend
                 High    Low      Rate    High    Low       Rate
- - - -----------------------------------------------------------------
1st Quarter   $ 11.00  $  8.50  $  .075 $ 11.75  $ 7.88  $  .075
2nd Quarter     13.25     8.50     .075    9.75    7.25     .075
3rd Quarter     17.00    12.75     .075   10.13    8.38     .075
4th Quarter     16.88  $ 14.00     .075   11.00    9.00     .075
For the Year    17.00     8.50     .30    11.75    7.25     .30

FIRST MISSISSIPPI CORPORATION

SUBSIDIARIES

CHEMICALS

First Chemical Corporation
(Industrial and Specialty Chemicals)
P.O. Box 7005
Pascagoula, Mississippi  39568-7005
O. Edward Wall, President

Quality Chemicals, Inc.
(Fine Chemicals, Custom Manufacturing)
P.O. Box 216
Tyrone, Pennsylvania  16686-0216
    -and-
1515 Nicholas Road
Dayton, Ohio  45418
Robert B. Barker, President

EKC Technology, Inc.
(Performance Chemicals)
2520 Barrington Court
Hayward, California  94545-3703
P. Jerry Coder, President

FERTILIZER

FirstMiss Fertilizer, Inc.
(Fertilizer Marketing)
P.O. Box 1249
Jackson, Mississippi  39215-1249
Charles R. Gibson, President

AMPRO Fertilizer, Inc.
(Ammonia Production)
P.O. Box 392
Donaldsonville, Louisiana  70346-0392
B. K. Shackelford, Vice President and Complex Manager

Triad Chemical
(Ammonia and Urea Production)
(50% Joint Venture)
P.O. Box 310
Donaldsonville, Louisiana  70346-0310
B. K. Shackelford, Complex Manager

GOLD

FirstMiss Gold Inc.
(Gold Exploration, Mining, and Production)
(81.4% Owned Subsidiary)
5190 Neil Road, Suite 310
Reno, Nevada  89502-6503
G.W. (Bill) Thompson, President

COMBUSTION THERMAL PLASMA AND OTHER

Callidus Technologies Inc.
(Burners, Flares, and Incinerators)
7130 South Lewis, Suite 635
Tulsa, Oklahoma  74136-5488
William P. Bartlett, President

FirstMiss Steel, Inc.
(Steel Melting and Casting)
P.O. Box 509
Hollsopple, Pennsylvania  15935-0509
Frank D. Winter, Chairman

Plasma Energy Corporation
(Thermal Plasma Technology)
7516 Precision Drive
Raleigh, North Carolina  27613-4715
Samir A. Hakooz, President

Plasma Processing Corporation
(Aluminum Dross Processing)
109 Westpark Drive, Suite 180
Brentwood, Tennessee  37027
Terry L. Moore, President


EQUITY AFFILIATE

Power Sources, Inc.
(Waste-to-Energy Steam Generation)
(50% Owned Subsidiary)
9140 Arrow Point Boulevard, Suite 370
Charlotte, North Carolina  28273-8118
Gerald W. Caughman, President

                                 (BACK COVER)








                        FIRST MISSISSIPPI CORPORATION

                             Post Office Box 1249

                       Jackson, Mississippi 39215-1249

APPENDIX

                                                       Page In Annual Report
                                                       ---------------------
           GRAPH 1                                     INSIDE FRONT COVER
           GRAPH 2                                              2
           GRAPH 3                                              4
           GRAPH 4                                              4
           PHOTO 1                                              5
           PHOTO 2                                              5
           PHOTO 3                                              6
           PHOTO 4                                              7
           GRAPH 5                                              8
           GRAPH 6                                              8
           GRAPH 7                                              8
           PHOTO 5                                             10
           GRAPH 8                                             10
           PHOTO 6                                             11
           PHOTO 7                                             11
           PHOTO 8                                             12
           GRAPH 9                                             12
           PHOTO 9                                             13