Form 10-K, Exhibit 13
period 1995-06-30
FIRST MISSISSIPPI CORP
filed 1995-09-27
CIK 36537

                                                                     EXHIBIT 13



                                FIRST MISSISSIPPI CORPORATION 1995 Annual Report

First Mississippi Corporation produces chemicals for industry and agriculture, and related products and services.

- ----------------------------------------------------------------
Financial Highlights                                          1
- ----------------------------------------------------------------
To Our Stockholders                                           2
- ----------------------------------------------------------------
Chemicals                                                     4
- ----------------------------------------------------------------
Fertilizer                                                    7
- ----------------------------------------------------------------
Combustion, Thermal Plasma & Other                            9
- ----------------------------------------------------------------
Gold                                                         11
- ----------------------------------------------------------------
Financial Review                                             13
- ----------------------------------------------------------------
Directors and Officers                                       35
- ----------------------------------------------------------------
Corporate Information                                        36
- ----------------------------------------------------------------
Subsidiaries                                  Inside Back Cover
- ----------------------------------------------------------------

FINANCIAL HIGHLIGHTS

                                                                  (In Thousands of Dollars, Except Per
                                                                              Share Amounts)
                                                                 --------------------------------------
                                                                         Years Ended June 30
                                                                 --------------------------------------
                                                                     1995         1994          1993
- -------------------------------------------------------------------------------------------------------
      TOTAL ASSETS       Sales                                   $   642,755     508,225       429,940
  MILLIONS OF DOLLARS    Earnings from continuing operations*    $    57,794      17,663         2,683
                         Earnings per common share from
      [BAR CHART]            continuing operations*              $      2.80         .88           .13
                         Net working capital                     $   110,107      78,874        50,121
                         Long-term debt (including gold loan)    $    84,406     104,287       113,531
                         Total assets                            $   452,399     377,576       383,619
                         Stockholders' equity                    $   232,996     177,687       160,774
                         Return on average equity -
                             continuing operations*                    28.1%       10.4%          1.5%

  CAPITAL EXPENDITURES   By business segment
  MILLIONS OF DOLLARS    Sales:
                             Chemicals                           $   209,472     161,045       143,497
      [BAR CHART]            Fertilizer                              239,549     163,984       141,642
                             Combustion, Thermal Plasma & Other      122,249      88,046        66,028
                             Gold                                     71,485      95,150        78,773
                                                                 -----------     -------       -------
                                 Total                           $   642,755     508,225       429,940
                                                                 ===========     =======       =======

  CASH FLOWS PROVIDED    Operating profit (loss):
BY OPERATING ACTIVITIES      Chemicals                           $    40,019      30,295        24,434
  MILLIONS OF DOLLARS        Fertilizer                               86,292      24,760        13,218
                             Combustion, Thermal Plasma & Other     (  6,202)    (12,763)      (12,187)
      [BAR CHART]            Gold                                    (16,256)      7,225      (  1,305)
                                                                 -----------     -------       -------
                                  Total                          $   103,853      49,517        24,160
                                                                 ===========     =======       =======

* 1994 is before benefit of cumulative effect of accounting change of $4,200, or 21 cents per share.

TO OUR STOCKHOLDERS

    Fiscal 1995 earnings were $57.8 million, or $2.80 per share, the best in the company's 38-year history. The record earnings resulted from high ammonia and urea prices, continued growth in Chemicals, and better results from Combustion and Thermal Plasma, and were achieved despite $16.3 million in pretax write-downs and operating losses in Gold. Earnings excluding Gold, which we intend to spin off, were $64.7 million, or $3.14 per share. Earnings last year were $21.9 million, or $1.09 per share.

    Total return to shareholders from dividends and higher stock price was 127% versus 26% for the S&P 500. Return on average equity was 28%, up from 10% last year. The quarterly cash dividend was increased 33% to 10 cents per share. A $20.0 million stock buy-back program was authorized in May.

    RESTRUCTURING

    The improvement was due, at least in part, to restructuring begun in 1992. We're not through yet.

    In April, the Internal Revenue Service approved the tax-free spin-off to shareholders of our 81% interest in FirstMiss Gold. We intend to proceed with the spin-off assuming the pre-feasibility study on Turquoise Ridge development and outlook for FirstMiss Gold are favorable. In the planned spin-off, First Mississippi stockholders would receive approximately seven-tenths of a share of FirstMiss Gold stock for each share of First Mississippi stock owned.

    We recently unbundled our chemical company to take advantage of strong growth and development opportunities for different products in different markets. We have formed strategic alliances with two world industry leaders to produce and market new lightweight refractory products using by-product from our proprietary aluminum recovery process. We are working to divest our steel business.

    The objectives of all these efforts are to enhance growth, improve return on equity, and increase shareholder value.

    SUMMARY OF BUSINESS ACTIVITIES

    Operating results reflect record earnings for our chemicals and fertilizer businesses and improvements in related products and services.

    Fertilizer operating profits more than tripled to $86.3 million on higher prices for ammonia and urea. These chemicals are used as fertilizers and industrial feedstocks. Almost 78% of sales are now to industrial customers, including fertilizer manufacturers, while direct agricultural sales are down to 22%. We are continuing to shift the sales mix to industrial customers to reduce cyclical and seasonal swings in demand.

    Ammonia is our most important product. The global ammonia industry has changed dramatically with the breakup of the Soviet Union and the privatization of other state-owned producers. Capacity additions have been limited, uneconomic plants have been closed, and aging facilities are being operated at unsustainably high rates.

    At the same time, world population growth and improving diets in more prosperous developing countries are fueling demand growth. Additional capacity is needed. But construction of a new world-scale plant takes three to four years. Based on current announced projects, sufficient capacity additions to satisfy demand appear unlikely for the next several years. We expect a continuing tight supply/demand balance and high prices for some time. We have a debottlenecking project under way at our AMPRO facility to increase ammonia production about 30% by early 1997 at half the cost per ton of annual capacity of a "green field" plant.

                           SALES BY INDUSTRY SEGMENT
                              MILLIONS OF DOLLARS

                                  [BAR CHART]

                              CAPITAL EXPENDITURES
                             (EXCLUDING CORPORATE)
                                  [PIE CHART]

                              IDENTIFIABLE ASSETS
                                  [PIE CHART]

                                     SALES
                                  [PIE CHART]

                                   EMPLOYEES
                                  [PIE CHART]

    Chemicals operating profits were a record $40.0 million, up 32% from last year. Chemical sales increased 30% on increased volume and mix improvement, with some help from prices.

    Growth in personal computers, wireless communications, and other electronic devices is driving demand for our proprietary HDATM hydroxylamine chemicals. These products' superior performance is helping us gain share in Japanese and Pacific Rim markets, which produce roughly half of the world's computer chips. The growing trend among major chemical and pharmaceutical companies to outsource production is benefiting our custom manufacturing operations. Specialty and intermediate products are being helped by the broad economic expansion driving demand for housing, automobiles, agricultural chemicals, pigments, and dyes.

     The outlook is for continued growth. We plan to invest over $200 million in the chemicals segment over the next several years through internal expansion and acquisitions to extend and complement our existing businesses.

    Operating losses in Combustion and Thermal Plasma were $6.2 million, less than half the previous year on an increase in sales of almost 40%, improved margins, and better product mix. Prior year results were hurt by unusual items including an accident at FirstMiss Steel and heavy legal expenses for favorable patent defense in our burner business. Sales of combustion equipment and services were up over 80%, with year-end backlog up nearly 50%. Thermal Plasma sales were up over 40%, primarily due to demand for tundish heating systems for
steel production in China.   Results should be better in fiscal 1996.

    MANAGEMENT CHANGES

    In August, we added a senior executive to our management group with the election of Tom Tepas as president and chief operating officer. Tom is an experienced chemical executive formerly with Hercules. He will oversee operations and strategic planning for chemicals and related products and services.

    Ed Wall retired as head of our First Chemical subsidiary and was named a corporate vice president. Ed joined the company in 1972, serving first as vice president, marketing and sales, then as president of the chemicals group. Under his leadership, First Chemical achieved tremendous growth and success.

    OUTLOOK

    The outlook is favorable for continued growth and improvement.



/s/ J. KELLEY WILLIAMS
J. Kelley Williams
Chairman and Chief Executive Officer

CHEMICALS

    Operations include the production and sale of specialty chemicals, and research and development for new products and production processes. Objectives include innovative development and efficient production of high-value specialty chemicals, and low-cost production of specialty intermediates.

    CHEMICALS RESULTS

    Pretax operating profits were a record $40.0 million, up 32% from last year on higher sales and better margins in all major product lines.

    Total sales were up 30% to $209 million. Exports accounted for 16% of total sales, up from 12% last year.

    In June, the Chemicals group was unbundled to enable each business to operate independently and focus on specific technologies, customers, and markets.

    CUSTOM MANUFACTURING

    The company manufactures fine chemicals for others for use in agricultural, pharmaceutical, polymer, and photosensitive applications. Innovative research and development, efficient production in continuous and batch processes, and superior customer service give the company a competitive advantage.

    The demand for custom manufacturing is presently growing as major chemical and pharmaceutical companies concentrate on research and marketing and outsource production to high quality custom manufacturers that can efficiently scale up laboratory processes to commercial production.

    Plants are located in Tyrone, Pennsylvania, and Dayton, Ohio, where the company manufactures fine chemicals using proprietary technology or customer developed technology. The company's technical expertise, timely response, economic capacity, and support services also provide competitive advantage. Custom manufactured chemicals are generally sold as raw materials in drums and in bulk for further processing.

    Expansion projects at Tyrone and Dayton are under way, with completion targeted by early 1996. At Tyrone, an additional reactor line will add 20% capacity to accommodate additional custom manufacturing projects. At Dayton, modifications will enhance manufacturing and research capabilities for pharmaceutical chemicals. The Dayton facility is now operating under "Good Manufacturing Practices" (cGMP), a prerequisite for the planned production of bulk or intermediate pharmaceutical chemicals.

    ELECTRONIC CHEMICALS

    Organic photoresist removers and post-dry process polymer removers for semiconductor manufacturing are produced in Hayward, California, and Glasgow, Scotland. These products are sold on the basis of function, purity, and direct engineering support. The company works closely with semiconductor manufacturers and dry process equipment suppliers to develop special formulations to solve semiconductor manufacturing problems. The company's patented polymer removers based on HDATM hydroxylamine chemistries remove polymer residues formed during dry etching of silicon wafers. The results are increased yields and improved chip performance. Product performance, direct field engineering support, and customer service are key to customer satisfaction and competitive advantage.

    The semiconductor industry continues to show strong growth with broad acceptance of ever more powerful personal computers requiring faster microprocessors, additional memory, and higher performance chips for multimedia applications. In addition, wireless communications devices like the cellular telephone are driving demand for more advanced semiconductors.

    The company believes it is the largest supplier of photoresist and post-dry etch polymer removers in the United States and is the second largest in the world. The HDATM product line continues to be the fastest growing performance product in the history of the company. It has solved a major industry problem and established the company as a technical leader in this fast changing and rapidly expanding market.


                                   [PICTURE]
Enhanced research capabilities at the Dayton, Ohio, custom facility enable cooperative development of new technology and processes for production of bulk and intermediate pharmaceutical chemicals.

                                   [PICTURE]
The company works with semiconductor manufacturers and dry process equipment suppliers to solve manufacturing problems to increase yields and improve chip performance.


    SPECIALTY INTERMEDIATES

    Specialty intermediates include aniline and nitrotoluene derivatives produced in low-cost, continuous process facilities at Pascagoula, Mississippi. These products are primarily sold to industrial customers for further processing in automotive, agricultural, construction, pigment, pharmaceutical, and photochemical applications.

    The company has a strong position in aniline and nitrotoluene intermediates with world-scale plants and long-term supply relationships with major chemical companies. During the year, 40 million pounds of aniline capacity was added at Pascagoula. The company is one of the largest U.S. merchant marketers of aniline, with approximately 16% of domestic capacity and 6% of world capacity. Primary markets for aniline include manufacture of polyurethane foam for insulation in commercial and residential construction and urethane elastomers used in automobile body components. Other markets include tire and agricultural chemicals.

    Efficient production, favorable logistics, and readily available raw materials make the company a competitive, low- cost producer. The Pascagoula facility on the Gulf of Mexico is readily accessible by barges and ocean-going tankers for receipt of raw materials and export of products. Rail car and tank truck facilities also serve domestic customers. Benzene, one of the major raw materials in aniline, is supplied via pipeline from a neighboring

                                   [PICTURE]
Specialty chemicals are sold to industrial customers for further use in a variety of automotive, agricultural, construction, pigment, pharmaceutical, and photo-chemical applications, including the examples shown above.



refinery. An on-site plant supplies nitric acid for production of nitrated aromatics using anhydrous ammonia produced at company operations near Baton Rouge, Louisiana.

    The Pascagoula facility also manufactures proprietary specialty chemicals used in high growth markets such as radiation curing and polymer additives. Other proprietary specialties are used as intermediates in the production of pharmaceutical, personal care, and agricultural products. These internally developed products are manufactured in large scale, integrated batch facilities, which take advantage of existing site infrastructure.

    RESEARCH AND DEVELOPMENT

    R&D activities identify new market opportunities, new process technologies, and improvements to existing technologies. Laboratory and testing facilities are decentralized for close contact with customers and markets. All plant facilities include laboratories, pilot plant, and semi-works for process R&D with gram to multi-pound sample production capabilities. At the Hayward facility, a new state-of-the-art research lab is under construction that will concentrate on development and enhancement of electronic chemicals to meet industry demand. At Dayton, construction has begun on new cGMP pilot plant and kilo lab facilities. At Pascagoula, construction was recently completed on a radiation curing application lab to provide customer service and support the development of new products.

    Cooperative university programs complement in-house efforts. The company sponsors applied research at several leading universities in the United States and Europe. These programs have led to the development and introduction of patented semiconductor wafer cleaning products and performance polymers.

    Since 1990, the company's R&D spending has increased 84%, and 23 new specialty products have been introduced.

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

    The company endorses and is actively implementing the Chemical Manufacturers Association's Responsible Care(R) initiative, a multi-step, continuous improvement process to implement codes of management practices and exhibit responsibility in the following areas: community awareness and emergency response, pollution prevention, process safety, distribution, employee health and safety, and product stewardship. This means setting and meeting strict internal health, safety, and environmental criteria for raw materials, manufacturing processes, finished products, and waste handling.

    Facilities at Hayward, Glasgow, and Tyrone have been certified under the International Organization for Standardization ISO 9002 program. These facilities were inspected by independent auditors for high standards of quality management systems in the areas of purchasing, production, packaging, handling, storage, and delivery. The Hayward facility also has been recommended for ISO 9001 registration, which covers product design functions. The ISO 9000 benchmark is rapidly becoming a world standard and in some cases a requirement for securing new business. Achieving and maintaining ISO 9000 certification continues to be a high management priority.

    CHEMICALS OUTLOOK

    The outlook is favorable based on strong demand growth, capacity additions, and new product development.

FERTILIZER

    Operations include production and sale of anhydrous ammonia and urea for agriculture and industry in domestic and global markets. Activities also include the purchase and resale of ammonia and urea. Objectives are to be a low-cost producer and efficient marketer. Two world class production and storage facilities are located on the Mississippi River at Donaldsonville, Louisiana. AMPRO Fertilizer, Inc., a wholly owned subsidiary with 446,000 tons annual capacity, produces anhydrous ammonia. Triad Chemical, a 50% joint venture, produces both anhydrous ammonia and urea, with annual capacity of 420,000 tons ammonia and 520,000 tons urea. About 75% of Triad's 1995 ammonia production was used in the production of urea.

    AMPRO recently began an expansion that will modestly decrease energy consumption and increase ammonia production at the plant about 30% annually to nearly 600,000 tons. Production will be added in increments over an 18-month period, for a capital investment one-tenth that of a grass roots plant.

    Facilities are strategically located for unloading and loading ocean-going vessels for import and export shipments, and for loading trucks, rail cars, and barges for domestic shipments. Anhydrous ammonia is also shipped by pipeline. Transportation and storage capabilities have recently been enhanced by investment in ammonia barges for river and inland waterway shipments, and a throughput agreement with a Beaumont, Texas, ammonia terminal that will improve access to industrial customers in the Southwest. Marketing and administration are headquartered in Jackson, Mississippi.

    OPERATING RESULTS

    Fertilizer pretax operating profits were a record $86.3 million versus $24.8 million last year, primarily due to higher prices. Ammonia prices reached a spring high of $260 per ton before beginning a normal seasonal decline, which was accelerated by heavy spring rains in the midwestern cornbelt. Urea prices hit a new 20-year high of $215, reflecting strong overseas demand.

    Average ammonia price for the year was $210 per ton, up 62% from last year. Average unit production cost decreased 11% from last year on lower natural gas



                                   [PICTURE]
On the Mississippi River near Donaldsonville, Louisiana, the company's ammonia and urea facilities are strategically located for unloading and loading ocean-going vessels for import and export shipments, and for loading trucks, rail cars, and barges for domestic shipments. Anhydrous ammonia is also shipped by pipeline.

                            FERTILIZER SALES VOLUME
                               THOUSANDS OF TONS
                                  [BAR CHART]


costs. Average urea price for the year was $163 per ton versus $126 last year. Combined unit margins were up 265%, primarily due to higher prices.

    Total sales volume was down 6% from last year to 1.18 million tons due to lower ammonia production as a result of scheduled maintenance and less contract brokerage tonnage. Captive production accounted for about 70% of total volume. Brokerage operations represented the balance and include international trading, imports, exports, and domestic marketing for other U.S. producers. Shipments to industrial customers were up over 60% over last year due to increased contract sales. Exports were 2% of total sales.

    AMMONIA TRADE

    Ammonia demand was strong in both agricultural and industrial markets. Capacity additions in fiscal 1995 and in recent years were limited. Industry upgrades of anhydrous ammonia into urea and other products, closing of uneconomic plants, and production outages at aging facilities reduced supplies of ammonia. The supply/demand balance got tighter.

    The structure of the global industry continues to change following the breakup of the Soviet Union and the transformation of other state-owned producers into private enterprise. Industry consolidation also continues.

    Total world ammonia capacity is approximately 157 million short tons.
About 10% of this in the former Soviet Union (FSU) is shut down or operating at reduced rates due to weak demand within the FSU, limited ability to export, lack of infrastructure, and other problems. About 80% is committed to local and regional markets. The company competes with other producers of the remaining 12 million tons that freely move in world trade. The FSU accounts for 35% to 40% of this market, which is also First Mississippi's major market.

    OPERATIONS

    AMPRO produced 467,742 tons of ammonia versus 499,718 last year. Triad ammonia production was 434,072 tons versus 478,186 tons last year. Lower production at both plants was due to scheduled maintenance that routinely occurs every other year. Triad urea production was a record 567,096 tons versus 510,330 tons last year when the plant was down for routine maintenance. The company receives one-half of Triad production.

    ENVIRONMENT AND SAFETY

    The company is committed to safe working conditions for employees and environmentally responsible operations for the community. Triad received its fourth "Award of Merit" from the National Safety Council and has completed over
2.0 million man-hours without an Occupational Safety and Health Administration
(OSHA) lost-time accident, a 14-year accomplishment. AMPRO has operated 15 years without a lost-time accident and has qualified for exemption from OSHA programmed inspections. From 1987 through 1994, Triad reduced ammonia air emissions 86% and total water emissions 94%. AMPRO reduced ammonia air emissions 98% and total water emissions 98% during the same period.

    FERTILIZER OUTLOOK

    Ammonia and urea demand may be strong for several years, driven by worldwide economic growth, world population growth, and improving living standards in developing countries. Ammonia capacity additions are expected to lag demand growth for several years based on construction lead time and announced projects as reported by the International Fertilizer Association. In the interim, the supply/demand balance should get tighter with favorable effects on prices and margins, subject to the usual uncertainties of weather and politics.


                           WORLDWIDE AMMONIA CAPACITY
                             157 MILLION SHORT TONS

                                  [PIE CHART]


The company competes with other producers of the 12 million tons, or about 8% of world capacity, that move freely in world trade.

COMBUSTION, THERMAL PLASMA AND OTHER

    The company develops and markets proprietary combustion and thermal plasma equipment, systems, and services primarily for environmental and manufacturing applications. Products include low-emission burners, flares, and incinerators; thermal plasma equipment for waste treatment and steel production; and aluminum recovery and by-product post-treatment. Customers include chemical, petrochemical, and pharmaceutical companies.

    Objectives are to develop and exploit proprietary products for high growth industrial and environmental applications.

    RESULTS OF OPERATIONS

    Results were a pretax operating loss of $6.2 million versus a loss of $12.8 million last year. Sales increased 39% to $122 million. Results improved on higher sales, better margins, and better product mix. Prior year results were hurt by heavy legal expenses for favorable patent defense and an accident at FirstMiss Steel.

    Combustion sales grew 83% and margins improved with new product introductions and settlement of patent litigation. Thermal plasma operating results also improved on a 44% sales increase, primarily due to demand for tundish heating systems in China. Steel prices and margins were up on improved product mix and strong demand. Results from aluminum recovery were hurt by costs for technology development, product testing, and market development.

    OUTLOOK

    Growing environmental concerns, stricter regulations, and acceptance of new technology are creating opportunities for environmental processes and applications utilizing thermal plasma and low-emission combustion equipment. Operating results should continue to improve. Restructuring in fiscal 1996 includes the planned sale of FirstMiss Steel.

    COMBUSTION EQUIPMENT AND SERVICES

    The company's proprietary low-emission burners significantly reduce nitrogen oxide (NOx) emissions from process heaters in refineries and petrochemical plants. Flare systems destroy hydrocarbon emissions, and vapor recovery systems collect and recycle gasoline and petrochemical vapors. Incineration and rotary kiln systems dispose of gas, liquid, and solid wastes.

    Combustion equipment is developed and demonstrated in modern test facilities under variable conditions of fuel, temperature, and excess air to simulate actual customer process conditions. The company also offers Continuous Emissions Monitoring software and services utilizing predictive models to calculate and control emissions using process operating data. The U.S. Environmental Protection Agency has used the company's work as a guideline for the new Enhanced Monitoring protocol.

    Marketing efforts are currently directed at chemical, petrochemical, and pharmaceutical plants in the U.S., Europe, and the Pacific Rim. Year-end backlog was up nearly 50%, and was the highest in the company's history. Annual revenue growth rate for the past four years was 80%.

    THERMAL PLASMA

    Thermal plasma torches convert electricity into thermal energy using an ionized gas, or "plasma," generating much higher temperatures than fossil fuel combustion without combustion by-products. Other advantages include energy efficiency, precision, and rapid response temperature and process control. Torches range from small 96 kilowatt systems for use in research laboratories, up to 4 megawatt systems for large commercial applications.

    Waste treatment and reduction is a growing market for plasma torches, particularly in Japan and other countries with limited landfill capacity, where ash residues from municipal waste incinerators are vitrified. Vitrification reduces ash volume by two-thirds, creating a recyclable slag that does not leach or require special disposal. Interest in thermal plasma for low-level radioactive and hazardous waste treatment, as well as for treatment of medical and industrial chemical wastes, is increasing. Industrial applications include ladle and tundish heating for steel production to improve quality and increase productivity in continuous casters.

    ALUMINUM RECOVERY

    The Company, in cooperation with Alcan International Limited, Canada's largest primary aluminum producer, developed and patented a thermal plasma process for recovering aluminum metal


                                  [PICTURE]
This lightweight, smokeless flare used in offshore production of natural gas, fires in excess of 300,000 pounds of natural gas per hour with the advantage of low radiation and reduced noise levels.

                                   [PICTURE]

At the Ebara/Matsuyama Municipal Waste facility in Ebara, Japan, ash residues from municipal waste incinerators are vitrified using the company's proprietary thermal plasma heating systems, a process that reduces ash volume by two-thirds.



from aluminum dross and scrap. Dross, or slag, results from the processing of aluminum and generally contains 30% to 80% aluminum by weight. Since it is more economical to recover aluminum from dross than to produce primary aluminum, almost all of the 2 billion pounds of dross produced each year in North America is processed to recover aluminum.

    The company has independently developed proprietary processes for upgrading and post-treating the aluminum dross by- product to yield a physically and chemically unique specialty inorganic material for diverse applications in abrasives, refractories, steel making, and ceramics. To capitalize on this new technology, the company has recently formed a strategic alliance with two worldwide industry leaders for post-treating and marketing these products. Combining the thermal plasma technology for recovery of aluminum from dross and by-product post-treatment results in the industry's only closed-loop system for dross processing.

    OTHER OPERATIONS

    The company operates a 400,000 square-foot steel melting and production facility near Johnstown, Pennsylvania. The facility has the capability of producing 50,000 tons of cast high-grade steel billets and 125,000 tons of carbon, alloy and specialty grade bottom-poured ingots. Some ingots are upgraded, using outside processors, for sale as bar, billet, plate, and wire rod. Sales volume in fiscal 1995 increased slightly to 101,000 tons. Mix and margins improved.

    The Company also participates in the growing biomass-to-energy field through 50% ownership in six plants in the southeastern U.S. that burn wood residue and other biomass to produce steam for industrial users under long-term contracts.

    GOLD

    The company owns approximately 81% of the shares of FirstMiss Gold Inc., a gold exploration, mining, and production company. Shares in FirstMiss Gold are traded over the counter and listed on The NASDAQ Stock Market as "FRMG." FirstMiss Gold was incorporated as a 100% subsidiary in August 1987. Approximately 18% of the stock was sold in an initial public offering in May 1988. The company announced plans in February 1990 for a tax-free spin-off of FirstMiss Gold to First Mississippi shareholders subject to receipt of a favorable tax ruling from the Internal Revenue Service. The tax ruling was received in December 1990. However, gold prices had fallen in the interim, and the spin-off was put on hold. The tax ruling expired in 1992.

    In late April 1995, the company received another Internal Revenue Service ruling allowing the tax-free spin-off. The spin-off is subject to a favorable pre-feasibility study for the development of the recently discovered Turquoise Ridge mineral deposit, favorable mine and mill operations, and necessary financing arrangements. The pre-feasibility study is expected to be completed in mid-September.

    The principal property is 50 square miles acquired in 1983 in north central Nevada in the well-known Potosi Mining District on the eastern side of the Osgood Mountain Range. The property includes the old Getchell mine which has had intermittent gold production since 1938 and at one time was the largest gold producer in Nevada. FirstMiss Gold owns approximately 14,100 acres in fee and holds unpatented lode and mill site mining claims on 18,900 acres. The property is bordered on the east by Santa Fe Gold's Twin Creeks Mine and to the south by the Pinson Mine. These three mines have produced more than 6.0 million ounces of gold since inception and last year had nearly 12.0 million ounces of combined reserves.

    FirstMiss Gold began heap leaching operations in June 1985 and completed initial development of a large open pit mine and construction of a pressure oxidation mill in April 1989. Open pit operations produced approximately 1.0 million ounces of gold from 1989 to July 1995 when the Main Pit was largely depleted and shut down due to decreasing pit wall stability. Development of underground operations began in September 1993 to continue mining the Getchell deposit below the open pit. FirstMiss Gold operations now include underground mining, heap leaching, and milling using pressure oxidation. Production is sold to refiners at world market prices.

    OPERATING RESULTS

    Fiscal 1995 pretax operating results were a loss of $16.3 million versus operating profits of $7.2 million prior year. Results reflect non-cash impairment and abandonment charges of $11.5 million, including a $9.1 million write-down of assets associated with termination of open pit mining in July. Start-up costs at the Getchell Main Underground mine and increased use of low-grade stockpiled ore also hurt results.

    Sales decreased 25% to $71.5 million on gold production of 184,298 ounces. Average realized price was $388 per ounce versus $390 last year, but higher than the average market price of $385 per ounce due to hedged sales.

    MINING

    Transition to underground mining began in 1993. Initial production rates were lower than anticipated and caused a change in mining plans and methods. By fiscal 1995 year end, underground production increased to an average of 700 tons per day at an average grade of 0.31 ounces per ton. Further increases are expected from better engineering, additional mining equipment, and opening additional production levels and a second access portal in the Main Pit.


                                   [PICTURE]
As many as 12 drilling rigs were active on the 800-foot by 1,100-foot main area of interest at Turquoise Ridge to provide critical data for the pre-feasibility study.

The short-term goal is 1,200 tons per day of underground production. Low-grade stockpiles, with average grade of about 0.10 ounces per ton, will provide additional mill feed to maintain a 3,000 ton-per-day mill rate until higher grade ore is available from Turquoise Ridge or another source.

    MILL OPERATIONS

    Mill throughput was 1.2 million tons, down 2% from last year. Recovery was 88.0%, down from 88.9% last year. Gold production decreased 22% to 166,937 ounces as average mill feed grade decreased to 0.175 ounces per ton from 0.203 last year. Mill cash cost of $327 per ounce was up 13% from last year.

    HEAP LEACH OPERATIONS

    Low-grade oxide ore is processed using conventional heap leach methods. Production decreased 39% to 17,361 ounces versus 28,463 ounces last year on 330,447 tons less ore volume. Cash production cost increased 74% to $318 per ounce on the lower production. Mining of heap leach reserves was completed in June. However, leaching of stockpiled ore is expected to continue into fiscal 1997. Exploration is under way on the property to find additional near-surface oxide reserves that can be economically mined and leached.

    HEDGING

    The company hedges to reduce the impact of price fluctuations on earnings and cash flow. Use of spot deferred sales provides the option to roll any contracted delivery forward while selling at the spot market price. As of June 30, 1995, 147,100 ounces were hedged through fiscal 1996 at prices ranging between $387 and $420 per ounce.

    EXPLORATION

    Exploration objectives are to build shareholder value by adding reserves, increasing ore grade and improving mining economics. In 1993, what appears to be a major mineral deposit was discovered at Turquoise Ridge approximately 1,300 feet from the Main Pit. Total exploration expenditures in fiscal 1995 were up sharply to $10.7 million primarily due to accelerated exploration on an 800-foot by 1,100-foot area chosen for initial evaluation and possible development at Turquoise Ridge.

    Fifty-one core holes have been drilled in this initial development area. All of these core holes have hit mineralized gold intercepts from 1,200 feet to 2,400 feet below the surface. A total of 81 holes have been drilled in the initial evaluation area and to the northeast and southwest on strike with the Turquoise Ridge trend. Seventy-seven of the 81 total holes have intercepted mineralization at grades greater than 0.2 ounces per ton over true width greater than 10 feet. Drilling results will be incorporated into a preliminary mine plan and comprehensive economic analysis to determine potential for development of the Turquoise Ridge deposit.

    Total drilling to date at Turquoise Ridge has identified a geologic resource of 5.0 million ounces located over a strike length of 3,000 feet by 1,000 feet in width. None of these deposits were included in proven and probable mineable reserves at year end because of insufficient data. Portions of these resources may be included as proven and probable reserves in the future. Additional deposits may be identified as Turquoise Ridge is open along strike in both directions and at depth, and may intersect the main Getchell structure down dip. The Getchell Main Underground ore body is also open at depth and along strike.

    RESERVES

    Proven and probable mineable gold reserves at year end were 1,434,900 ounces, down 10% from last year. Exploration added 385,000 new ounces during the year, while ore containing approximately 230,000 ounces was processed through the mill and heap leach. Reserve reductions of 312,000 ounces were due to more conservative assumptions for cut-off grade and drill hole interpretation reflecting recent mining experience, adjustments to low-grade stockpiles and Main Pit abandonment. Some of these reductions may be reclassified as reserves in the future with additional drilling, higher gold prices, or lower mining costs.

Proven and Probable Mineable Reserves(1)
- ----------------------------------------
                              Contained
              Tons   Grade  Gold Ounces
- ----------------------------------------
Sulfide  5,274,000    0.263   1,388,300
Oxide    1,689,600    0.028      46,600
Total    6,693,600    0.206   1,434,900
- ----------------------------------------

(1) Does not include any reserves at Turquoise Ridge.

    GOLD OUTLOOK

    In addition to potential reserve additions at Turquoise Ridge and the Getchell Main Underground, exploration has also identified targets at Hansen Creek approximately 3,000 feet south of the Main Pit and in Section 13 which borders Santa Fe Gold on the northeast perimeter of the property where drilling is under way to define mineralized zones.

    Market valuations of gold companies are primarily based on reserves, production and cash flow. As indicated above, the exploration outlook appears very encouraging. Production and cash flow are expected to improve as underground production increases and longer term as additional high-grade ore is produced from Turquoise Ridge or other sources. As a stand-alone company, the market value of FirstMiss Gold should more fully reflect these developments to the benefit of First Mississippi shareholders.

                 FIRST MISSISSIPPI CORPORATION AND SUBSIDIARIES Financial Review

SELECTED FINANCIAL DATA

                                                                             Years ended June 30
                                                              (In Thousands of Dollars Except Per Share Amounts)
                                                   1995          1994         1993         1992           1991
- ------------------------------------------------------------------------------------------------------------------------
                                                          %             %             %              %             %
========================================================================================================================
Sales to unaffiliated customers:
    Chemicals                                $  209,472   33   161,045   32  143,497   33 130,331    29 130,494   29
    Fertilizer                                  239,549   37   163,984   32  141,642   33 184,108    41 196,128   44
    Combustion, Thermal Plasma
         and Other                              122,249   19    88,046   17   66,028   15  55,755    12  43,273   10
    Gold                                         71,485   11    95,150   19   78,773   18  83,048    18  73,464   17
                                             ----------  ---   -------  ---  -------  --- -------   --- -------  ---
         Total sales                            642,755  100   508,225  100  429,940   99 453,242   100 443,359  100
         Other revenues                           2,468    -     1,750    -    1,635    1   1,669     -     (97)   -
                                             ----------  ---   -------  ---  -------  --- -------   --- -------  ---
         Total revenues                      $  645,223  100   509,975  100  431,575  100 454,911   100 443,262  100
                                             ==========  ===   =======  ===  =======  === =======   === =======  ===
Operating profit (loss):
    Chemicals                                $   40,019   39    30,295   61   24,434  100  15,333    36  16,214   50
    Fertilizer                                   86,292   83    24,760   50   13,218   55  24,196    58  20,127   63
    Combustion, Thermal Plasma
         and Other                               (6,202)  (6)  (12,763) (26) (12,187) (50) (5,656)  (13) (6,818) (21)
    Gold                                        (16,256) (16)    7,225   15   (1,305)  (5)  7,874    19   2,540    8
                                             ----------  ---   -------  ---  -------  --- -------   --- -------  ---
                                                103,853  100    49,517  100   24,160  100  41,747   100  32,063  100
                                                         ===            ===           ===           ===          ===
    Unallocated corporate expenses              (10,662)        (8,435)       (7,069)      (7,461)       (7,005)
    Interest expense, net                        (6,922)        (9,782)      (12,445)      (9,005)      (12,531)
    Other income (expense), net                       -           (132)         (271)       1,410          (577)
                                             ----------        -------       -------      -------       -------
                                                 86,269         31,168         4,375       26,691        11,950
Income taxes                                     32,875         12,150         1,719        9,872         4,788
Minority interests in net (earnings) loss
    of subsidiaries                               3,466         (1,049)          458         (769)          (16)
Equity in net earnings (loss) of equity
    investees                                       934           (306)         (431)          66           810
                                             ----------        -------       -------      -------       -------
Earnings from continuing operations              57,794         17,663         2,683       16,116         7,956
Loss from discontinued operations,
    net of taxes                                      -              -       (26,052)     (11,889)       (2,647)
Cumulative effect of change in
    accounting principle                              -          4,200             -            -             -
                                             ----------        -------       -------      -------       -------
         Net earnings (loss)                 $   57,794         21,863       (23,369)       4,227         5,309
                                             ==========        =======       =======      =======       =======
Earnings (loss) per common share:
    Continuing operations                    $     2.80            .88           .13          .81           .40
    Discontinued operations                           -              -         (1.30)        (.60)         (.13)
    Cumulative effect of change in
         accounting principle                         -            .21             -            -             -
                                             ----------        -------       -------      -------       -------
    Total earnings (loss)
         per common share                    $     2.80           1.09         (1.17)         .21           .27
                                             ==========        =======       =======      =======       =======

Net working capital                          $  110,107         78,874        50,121       59,865        32,476
Long-term debt (including gold loan)         $   84,406        104,287       113,531      154,092       142,107
Total assets                                 $  452,399        377,576       383,619      461,534       462,260
Stockholders' equity                         $  232,996        177,687       160,774      188,378       187,928
Dividend payout rate                                      12             27             *           140          111
Return on average equity -  continuing
    operations                                            28             10             2             9            4
Return on sales - continuing operations                    9              3             1             4            2
Long-term debt/equity ratio                         .36            .59           .71          .82           .76
Current ratio                                      2.22           2.32          1.62         1.86          1.41
Dividends per share                          $      .35            .30           .30          .30           .30
Book value per share                         $    11.40           8.85          8.05         9.50          9.56

*Computation not applicable due to loss

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         1995 VERSUS 1994 CONSOLIDATED RESULTS

         Net income for 1995 increased $35.9 million over 1994 to $57.8 million as record Fertilizer and Chemicals results and improved performance from Combustion, Thermal Plasma and Other operations more than offset Gold losses. Sales were up 26% and gross margin increased to 26% of sales from 19% prior year. Fertilizer operations accounted for the largest share of the increased sales and gross margin, driven primarily by higher anhydrous ammonia prices. Equity income was up $1.2 million as results at Melamine Chemicals, Inc. improved on higher revenues and increased margins.

         SEGMENT OPERATIONS

         Chemicals pretax operating results were up 32% as sales increased 30% over the prior year to a record $209.5 million on strong demand for electronic chemicals, custom manufacturing services and specialty intermediates. Intermediate sales, which accounted for 46% of sales, increased on a 20% increase in volume, primarily nitrobenzene, and a 6% increase in average unit price. Nitrobenzene volume was up due to a multi-year contract entered in late 1994 that will fully utilize nitrobenzene capacity through 1999. Custom manufacturing services and electronic chemicals sales for semiconductor production increased, primarily due to higher volume.

         Fertilizer operating profits were up $61.5 million to a record $86.3 million due to higher prices, primarily ammonia, and lower production cost. Sales increased 46% on a 57% increase in average price, which offset lower volume. Ammonia prices averaged $210 per ton for the year versus $130 per ton prior year, and urea prices averaged $163 per ton versus $126 per ton. Volume declined on lower brokerage sales. The ammonia supply/demand balance remained tight through fiscal 1995. Despite a record U.S. grain harvest in 1994, agricultural demand remained strong in 1995, driven by high grain prices and low world inventories. Industrial demand for production of fibers, plastics, and resins was also strong. Urea prices increased on higher ammonia prices and strong offshore demand. Production cost for ammonia and urea declined, primarily due to lower prices for natural gas, which decreased 12 percent below last year. Included in natural gas cost is $5.9 million in net futures contracts losses versus net gains of $0.7 million prior year.

         Combustion, Thermal Plasma and Other results improved 51% as operating losses declined to $6.2 million from $12.8 million last year on increased revenues and margins. In addition, prior year results included $1.5 million in costs for a successful patent defense and an accident at FirstMiss Steel. Revenue increased 39%, primarily due to increased combustion sales and higher prices for steel. All businesses were profitable except for aluminum recovery operations, where losses were up on increased costs for product and market development.

         Gold pretax operating results were a loss of $16.3 million for 1995 versus earnings of $7.2 million prior year. Results declined due to impairment and abandonment charges of $11.5 million, including a $2.4 million write-off for an inactive silver exploration property and $9.1 million of assets associated with termination of mining in the Main Pit. Mining was discontinued in the Main Pit when results of a geotechnical monitoring program indicated continued pit mining would destabilize areas along the pit walls. Production for the year declined 24% due to lower mill feed grade and lower heap leach production. Mill feed grades from the open pit were down from last year when high grade North Pit ore was used for mill feed. In addition, delays in mining the Main Pit and Getchell Main Underground required increased use of lower grade stockpiled ore. Sales declined 25%, primarily due to the lower production. During 1995, hedges for 169,900 ounces were closed against spot deferred contracts at an average price of $392 per ounce compared to 3,000 ounces at $375 in 1994. Sales in 1994 reflected gold loan payments of 20,625 ounces at $475 per ounce and hedges for the sale of 47,000 ounces at $400 per ounce.

The following table highlights gold sales and production information:

                                        Years ended June 30
                                      -----------------------
                                            1995      1994
- -------------------------------------------------------------
Ounces Sold                               184,298     243,826
Average Realized Price per Ounce      $       388         390
Average Market Price per Ounce        $       385         379
Ounces Produced:
    Mill                                  166,937     215,363
    Heap Leach                             17,361      28,463
Cash Costs per Ounce:
    Mill                              $       327         290
    Heap Leach                        $       318         183

    Unallocated corporate expenses were up over 1994 due to increased tax reimbursement expense pursuant to a plan providing for payment to eligible employees of 37% of the Company's federal income tax deduction resulting from the exercise of non-qualified stock and debenture options. Last year expenses included $1.3 million in additional interest related to deferred compensation. Net interest expense for 1995 was down versus 1994 on lower average debt and $1.2 million in additional interest income from increased short-term investments.

         1994 VERSUS 1993 CONSOLIDATED RESULTS

         Results for 1994 were up sharply from 1993, reflecting higher earnings from continuing operations and a $4.2 million benefit from an accounting change. In addition, 1993 results included $26.1 million in after tax losses related to discontinued operations. Earnings from continuing operations increased on improvement in Fertilizer, Chemicals and Gold operations and lower interest expense. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which resulted in a $4.2 million benefit. Results of equity investees improved slightly for 1994, primarily due to a nonrecurring technology sale by Melamine Chemicals, Inc.

         SEGMENT OPERATIONS

         Chemicals pretax operating results and sales for 1994 were up 24% and 12%, respectively, over 1993, primarily due to increased demand for custom manufacturing services for agriculture and electronic chemicals sales for the semiconductor industry. Custom manufacturing sales increased on a 5% increase in volume and 17% increase in average unit price. Electronic chemical sales were up, primarily due to increased volume.

         Fertilizer pretax operating results for 1994 were up 87%, and sales increased 16% over 1993, primarily due to higher ammonia prices. Average ammonia price for 1994 was $130 a ton, up 29% from 1993. Volume remained about the same. Urea price declined 5% due to an increase in imports and volume declined 10% due to lower production caused by a 26-day routine maintenance turnaround in the second quarter. Prices rose on strong demand driven by increased corn acreage due to flooding in the Midwest in 1993, excellent early planting weather, strong industrial demand and tightened supply. Unit production cost remained about the same in 1994 versus 1993 as a 9% increase in average natural gas cost was offset by lower fixed costs. Gas cost for 1994 and 1993 included $0.7 million and $3.3 million, respectively, in futures contracts net gains.

         Combustion, Thermal Plasma and Other pretax operating losses for 1994 increased 5% over 1993, primarily due to lower margins for combustion products and $1.5 million in costs related to a successful patent defense and an accident at FirstMiss Steel. Margins on combustion products declined on lower sales prices for burners, flares and vapor recovery systems. Sales for 1994 increased 33% over 1993, primarily due to increased volume of combustion products and higher priced value-added steel products. Results for 1993 included a $2.4 million loss on an uncollectible receivable related to steel operations.

         Gold pretax operating results for 1994 were up $8.5 million from 1993, primarily due to higher ore grade and higher prices. Average sulfide ore grade for 1994 increased to 0.203 ounces per ton from 0.169 per ton in 1993 due to the milling of high-grade North Pit ore during the third and early fourth quarters. The grade for 1993 was 8% below 1992 and 1991 average grades, however, due to the use of low-grade ore stockpiles as severe winter weather disrupted normal mining operations. Sales for 1994 and 1993 include gold loan payments of 20,625 ounces and 28,125 ounces, respectively, at $475 per ounce. In 1994 and 1993, the Company exercised options under a gold production purchase agreement for the sale of 47,000 ounces and 40,000 ounces, respectively, at $400 per ounce. Also in 1994, 3,000 ounces were delivered against spot deferred contracts at $375 per ounce.

The following table highlights gold sales and production information:

                                        Years ended June 30
                                        --------------------
                                            1994      1993
- ------------------------------------------------------------
Ounces Sold                               243,826    210,644
Average Realized Price per Ounce        $     390        374
Average Market Price per Ounce          $     379        346
Ounces Produced:
    Mill                                  215,363    186,799
    Heap Leach                             28,463     23,666
Cash Costs per Ounce:
    Mill                                $     290        290
    Heap Leach                          $     183        202


         Unallocated corporate expenses for 1994 were up 19% over 1993, primarily due to $1.3 million in additional interest related to a deferred compensation plan begun in 1986. Interest expense, net, for 1994 declined $2.7 million from 1993 due to lower average outstanding debt following the disposition of oil and gas operations in June 1993.

         DISCONTINUED OPERATIONS

         In December 1992, a plan was approved to discontinue operations in coal mining, industrial insulation and certain other operations. An after tax write-down of $16.3 million was recorded in the second quarter of 1993 for these dispositions. An additional $3.3 million estimated after tax write-down was recorded in the fourth quarter of 1993 following a review of the plan assumptions at year end. Also in the fourth quarter of 1993, the Company discontinued oil and gas operations with the sale of assets and reserves for cash proceeds of

$52.0 million. A $3.5 million after tax loss was recorded on this transaction.

         FORWARD SALES AND PURCHASES

         The Company employs derivative financial instruments to manage its exposure to commodity price risks in its Fertilizer and Gold operations. These activities have been designated hedging activities and are accounted for as such.

         In the Fertilizer operations, the key raw material in the manufacturing of anhydrous ammonia is natural gas, which is presently purchased at market prices under short-term contracts. To secure fixed prices for part of its natural gas requirements, the Company periodically contracts for the future purchase of natural gas on the New York Mercantile Exchange (NYMEX). Increases or decreases in the fair market value of the NYMEX contracts generally offset changes in spot market prices. At June 30, 1995, the Company had futures contracts for 3.3 million MMBTUs, approximately 13% of anticipated purchases of natural gas for fiscal 1996, at an average price of $1.88 per MMBTU. At June 30, 1995, the net unrealized losses on these contracts were $0.4 million.

         In the Gold operations, spot deferred sales contracts are currently used to reduce the impact of gold price fluctuations on earnings and cash flow. This program is conducted through a contract with a counterparty, who will purchase an established number of ounces, at agreed upon prices, correlated to the Company's anticipated production. At the scheduled future delivery date, the Company, with the consent of the counter party, may elect to deliver against the contract or sell its production at current market prices and establish a new forward delivery date for the expiring contract at a new price. As of June 30, 1995, the company had spot deferred contracts on 147,100 ounces of gold, which are scheduled to be delivered throughout fiscal 1996 at prices ranging from $387 to $420 per gold ounce. Based on the market price of gold at June 30, 1995, the unrealized gain on these contracts was $0.4 million.

         Risk of loss with these forward sales and purchases agreements arises from the possible inability of the gold counterparty to honor contracts and from changes in the Company's anticipated anhydrous ammonia and gold production, however, nonperformance by any party to these financial instruments is not anticipated.

         ENVIRONMENTAL MATTERS

         Company operations are subject to a wide variety of constantly changing environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions. Such laws and regulations have required, and will continue to require, capital as well as operating expenditures. Environmental capital expenditures for 1995 were $3.7 million. Projected capital expenditures for 1996 and 1997 are $3.8 million and $5.2 million, respectively.

         The Company has received notices from the EPA or a similar state agency that it has been deemed a potentially responsible party ("PRP") under Superfund or a comparable state statute at eight sites and, thus, may be liable for a share of the associated remediation costs. At two sites, the Company has contributed no waste and seeks to be removed as a PRP and at the remaining sites the Company believes it was a minor contributor. It is difficult to estimate the Company's ultimate liability in these matters due to several uncertainties such as, but not limited to, the method and extent of remediation, the percentage of material attributable to the Company at the site relative to that attributable to other parties, and the financial capabilities of the other PRPs. Based on currently available information, however, the Company does not believe that any liability at these sites will be material to its financial condition or cash flow.

         The current owner of a fertilizer manufacturing facility, previously operated under lease by a subsidiary of the Company, is performing a feasibility study and developing a remediation action plan at that site, scheduled for completion in the second or third quarter of fiscal 1996. Another previous owner takes the position that the Company has some financial responsibility for the closure activities. The Company will determine what responsibilities, if any, it may have in this matter upon review and assessment of the closure plan.

         In accordance with the State of Nevada Division of Environmental Protection ("NDEP"), FirstMiss Gold has submitted a plan to the NDEP for the eventual closure and reclamation of the Getchell Property and is awaiting approval and permitting. As of June 30, 1995, the total estimated cost for reclamation and eventual closure was $4.8 million, of which FirstMiss Gold had accrued a total of $3.0 million, unchanged from the prior year-end.

         The Company continues as guarantor of $18.9 million of reclamation bonds related to the disposed coal operations until bonding is obtained by the purchaser, which is to be no later than December 1996. The total reclamation liability covered by the bonding is estimated at $2.6 million as of June 30, 1995, down from $5.5 million at June 30, 1994. The Company believes that all the requisite bonds will be obtained or that the related reclamation will be performed by the purchaser.

         CAPITAL RESOURCES AND LIQUIDITY

         As of June 30, 1995, the Company's total debt was down

$6.2 million, and cash and short-term investments had increased $36.2 million from the prior year-end, primarily due to cash flow from Fertilizer operations. Total debt as a percentage of total debt and equity was 30%, down from 37% prior year. Capital expenditures for the year were $54.9 million, up 76% over the prior year, primarily due to the development of the Getchell Main Underground mine. Capital expenditures are projected to increase to approximately $90.0 million in 1996, primarily due to the expansion of Chemicals and Fertilizer facilities. The quarterly cash dividend was raised twice during the year a total of 33%, to 10 cents per share in May 1995. The amount available for stock repurchases was increased to $20.0 million in May 1995; however, no purchases were made during the year. Cash on hand, cash flow from operations and access under the Company's committed long-term credit facilities are believed to be adequate to meet current and future cash requirements.

         PROPOSED SPIN-OFF AND OTHER RESTRUCTURING

         In February 1990, the Company, which holds approximately 81% of the stock of FirstMiss Gold Inc. ("FirstMiss Gold"), announced plans to distribute this stock to its shareholders. The spin-off was subject to a favorable tax ruling from the Internal Revenue Service and a favorable operating and financial outlook.

         The required ruling was received in December 1990. However, in the interim, gold prices had fallen and the spin-off was put on hold. In 1994, a new ruling was requested, and in April 1995, a favorable ruling was again received. The Company intends to proceed with the spin-off assuming the nearly completed pre-feasibility study on Turquoise Ridge and outlook for FirstMiss Gold are favorable. The spin-off of FirstMiss Gold would be recorded as a non-cash distribution. Based on current shares outstanding, First Mississippi stockholders would receive approximately seven- tenths of a share of FirstMiss Gold for each share of First Mississippi stock owned. As of June 30, 1995, advances to FirstMiss Gold were $40.9 million. Also, at June 30, 1995, FirstMiss Gold had approximately $18.8 million of tax assets, which the Company is required to reimburse under the terms of a tax sharing agreement. Under the agreement, reimbursement is not required until FirstMiss Gold can recover these tax assets on its federal and state income tax returns computed on a separate return basis.

         In addition, the Company is actively seeking a buyer for its steel operations. The net book value of the steel assets was approximately $55.0 million at June 30, 1995.

CONSOLIDATED BALANCE SHEETS

                                                                                             (In Thousands of Dollars)
                                                                                          -------------------------------
                                                                                                     June 30
                                                                                          -------------------------------
                                                                                               1995            1994
                                                                                          --------------  ---------------
Assets
Current assets:
Cash and cash equivalents                                                                 $      41,118        4,952
        Receivables:
          Trade, less allowance for doubtful accounts of
           $1,029 in 1995 and $721 in 1994                                                       67,332       49,629
          Equity investees (note 3)                                                               1,917        1,229
          Other (note 8)                                                                          4,252        7,982
                                                                                          -------------   ----------
                  Total receivables                                                              73,501       58,840
                                                                                          -------------   ----------
        Inventories:
          Finished products                                                                      24,850       25,334
          Work in process                                                                        21,511       19,828
          Raw materials and supplies                                                             27,638       22,041
          Product exchange agreements                                                                 -          933
                                                                                          -------------   ----------
                  Total inventories                                                              73,999       68,136
                                                                                          -------------   ----------
        Prepaid expenses and other current assets (note 8)                                       11,799        6,907
                                                                                          -------------   ----------
                  Total current assets                                                          200,417      138,835
                                                                                          -------------   ----------
Investments and other assets:
        Investments in equity investees (note 3)                                                 21,502       19,974
        Other investments (note 3)                                                                3,931        1,300
        Intangible and other assets, at cost less applicable amortization (note 4)               13,396       15,576
                                                                                          -------------   ----------
                  Total investments and other assets                                             38,829       36,850
                                                                                          -------------   ----------
Property, plant and equipment, at cost less accumulated depreciation, depletion
        and amortization (notes 5 and 6)                                                        213,153      201,891
                                                                                          -------------   ----------
                                                                                          $     452,399      377,576
                                                                                          =============   ==========
Liabilities and Stockholders' Equity
Current liabilities:
        Current installments of long-term debt (note 6)                                   $      15,076        1,433
        Deferred revenue (note 7)                                                                 2,048        1,477
        Accounts payable:
          Trade (including book overdrafts of $9,334 in 1995 and $5,948 in 1994)                 48,505       36,781
          Equity investees (note 3)                                                               3,593        4,510
                                                                                          -------------   ----------
                  Total accounts payable                                                         52,098       41,291
                                                                                          -------------   ----------
        Accrued expenses and other current liabilities                                           20,506       13,300
        Net current liabilities of discontinued operations (note 2)                                 582        2,460
                                                                                          -------------   ----------
        Total current liabilities                                                                90,310       59,961
                                                                                          -------------   ----------
Long-term debt, excluding current installments (note 6)                                          84,406      104,287
Other long-term liabilities                                                                      15,309       12,491
Deferred taxes (note 8)                                                                          23,377       13,922
Minority interests                                                                                6,001        9,228
Stockholders' equity (notes 6, 9 and 10):
        Serial preferred stock.  Authorized 20,000,000 shares; none issued                            -            -
        Common stock of $1 par value.  Authorized 100,000,000 shares; outstanding
          20,438,208 shares in 1995 and 20,086,090 shares in 1994                                20,438       20,086
        Additional paid-in capital                                                                7,656        3,378
        Retained earnings                                                                       204,902      154,223
                                                                                          -------------   ----------
                  Total stockholders' equity                                                    232,996      177,687
                                                                                          -------------   ----------
Commitments and contingent liabilities (notes 8, 9, 11 and 12)
                                                                                          $     452,399      377,576
                                                                                          =============   ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                       (In Thousands of Dollars,
                                                                                        Except Per Share Amounts)
                                                                                           Years ended June 30
                                                                               ----------------------------------------
                                                                                   1995           1994          1993
                                                                               -----------    -----------   -----------
Revenues:
    Sales (note 14)                                                            $  642,755       508,225        429,940
    Interest and other income, net (note 13)                                        2,468         1,750          1,635
                                                                               ----------     ---------     ----------
                                                                                  645,223       509,975        431,575
                                                                               ----------     ---------     ----------
Costs and expenses:
    Cost of sales                                                                 474,711       413,148        363,818
    General, selling and administrative expenses                                   53,183        46,042         42,350
    Other operating expenses (note 5)                                              22,654         9,508          8,273
    Interest expense (note 6)                                                       8,406        10,109         12,759
                                                                               ----------     ---------     ----------
                                                                                  558,954       478,807        427,200
                                                                               ----------     ---------     ----------
Earnings from continuing operations before income taxes,
    minority interests, investee earnings (loss) and cumulative
    effect of change in accounting principle                                       86,269        31,168          4,375
Income taxes (note 8)                                                              32,875        12,150          1,719
Minority interests in net (earnings) loss of subsidiaries                           3,466        (1,049)           458
Equity in net earnings (loss) of equity investees (note 3)                            934          (306)          (431)
                                                                               ----------     ---------     ----------
Earnings from continuing operations before cumulative
    effect of change in accounting principle                                       57,794        17,663          2,683
Loss from discontinued operations, net of taxes (note 2)                                -             -         (2,911)
Loss on disposal of businesses, net of taxes (note 2)                                   -             -        (23,141)
Cumulative effect of change in accounting principle (note 8)                            -         4,200              -
                                                                               ----------     ---------     ----------
                   Net earnings (loss)                                         $   57,794        21,863        (23,369)
                                                                               ==========     =========     ==========
Earnings (loss) per common share (note 10):
    Continuing operations                                                      $     2.80           .88            .13
    Discontinued operations                                                             -             -          (1.30)
    Cumulative effect of change in accounting principle                                 -           .21              -
                                                                               ----------     ---------     ----------
                   Total earnings (loss) per common share                      $     2.80          1.09          (1.17)
                                                                               ==========     =========     ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       (In Thousands of Dollars, Except Per Share Amounts)
                                                 --------------------------------------------------------------------
                                                            Years ended June 30, 1995, 1994 and 1993
                                                 --------------------------------------------------------------------
                                                                                                           Unrealized
                                                                                                             loss on
                                                        Common stock            Additional                 marketable
                                                 --------------------------      paid-in       Retained      equity
                                                  Shares           Amount        capital       earnings    securities
                                                 ---------       ----------    ------------   ----------   ----------
Balance, June 30, 1992                           19,824,302      $  19,824          1,177        167,733        (356)
Net loss                                                  -              -              -        (23,369)          -
Dividends declared - $.30 per share                       -              -              -         (5,994)          -
Common stock issued:
    Employee stock options                           15,038             15             80              -           -
    Convertible debentures                          141,100            141            764              -           -
Income tax benefit on exercise of convertible
    debentures                                            -              -            403              -           -
Change in unrealized loss on marketable
    equity securities                                     -              -              -              -         356
                                                 ----------      ---------         ------      ---------       -----
Balance, June 30, 1993                           19,980,440         19,980          2,424        138,370           -
Net earnings                                              -              -              -         21,863           -
Dividends declared - $.30 per share                       -              -              -         (6,010)          -
Common stock issued:
    Employee stock options                           39,350             39            351              -           -
    Convertible debentures                           66,300             67            561              -           -
Income tax benefit on exercise of stock
    options and convertible debentures                    -              -             42              -           -
                                                 ----------      ---------         ------      ---------       -----
Balance, June 30, 1994                           20,086,090         20,086          3,378        154,223           -
Net earnings                                              -              -              -         57,794           -
Dividends declared - $.35 per share                       -              -              -         (7,115)          -
Common stock issued:
    Employee stock options                           86,218             86            555              -           -
    Convertible debentures                          265,900            266          2,917              -           -
Income tax benefit on exercise of stock
    options and convertible debentures                    -              -            806              -           -
                                                 ----------      ---------         ------      ---------       -----
BALANCE, JUNE 30, 1995                           20,438,208      $  20,438          7,656        204,902           -
                                                 ==========      =========         ======      =========       =====

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            (In Thousands of Dollars)
                                                                                      ------------------------------------
                                                                                              Years ended June 30
                                                                                      ------------------------------------
                                                                                          1995         1994        1993
                                                                                      -----------  -----------  ----------
Cash flows from operating activities:
         Net earnings (loss)                                                          $   57,794     21,863       (23,369)
         Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
               Depreciation, depletion and amortization                                   34,631     42,248        39,748
               Provision for losses on receivables                                           196        561         2,589
               Deferred taxes, net of effect of accounting change in 1994                  7,470      3,703       (23,791)
               Loss (gain) on property, plant and equipment                               11,696        (80)       20,237
               Investment income                                                               -       (153)       (1,619)
               Loss on disposition of investments and other assets                            19        286         4,616
               Undistributed (earnings) loss of affiliates                                (1,528)       487           685
               Minority interests in net earnings (loss) of subsidiaries                  (3,227)     1,049          (458)
               Changes in current assets and liabilities, net of effects of dispositions:
                  Receivables                                                            (14,412)    (4,465)        2,069
                  Inventories                                                             (5,863)   (13,200)       (5,346)
                  Prepaid expenses                                                        (2,875)    (1,723)        1,823
                  Accounts payable                                                        10,804     (7,522)       15,200
                  Accrued expenses and other current liabilities                           6,834     (6,385)       10,676
               Deferred revenue                                                            3,362     (2,488)       10,980
               Other, net                                                                    136        170           507
                                                                                      ----------   --------      --------
                  Net cash provided by operating activities                              105,037     34,351        54,547
                                                                                      ----------   --------      --------
Cash flows from investing activities:
         Proceeds from sale of subsidiaries                                                    -      8,448             -
         Capital expenditures                                                            (54,908)   (31,113)      (39,070)
         Deferred stripping costs                                                           (319)    (4,612)      (11,244)
         Proceeds from sale of property, plant and equipment                                 510        442        54,739
         Proceeds from disposition of investments and other assets                             -      7,594           335
         Acquisition of investments and other assets                                      (1,688)    (1,476)       (1,923)
                                                                                      ----------   --------      --------
                  Net cash provided by (used in) investing activities                    (56,405)   (20,717)        2,837
                                                                                      ----------   --------      --------
Cash flows from financing activities:
         Repayments of notes payable to banks                                                  -          -       (10,000)
         Principal repayments of long-term debt                                           (6,562)   (11,400)      (32,127)
         Proceeds from issuance of long-term debt                                            151      1,706            20
         Purchase of gold for repayment of gold loan                                           -     (9,800)      (13,363)
         Dividends (note 10)                                                              (8,622)    (6,010)       (5,994)
         Proceeds from issuance of common stock                                            2,567        944           896
                                                                                      ----------   --------      --------
                  Net cash used in financing activities                                  (12,466)   (24,560)      (60,568)
                                                                                      ----------   --------      --------
Net increase (decrease) in cash and cash equivalents                                      36,166    (10,926)       (3,184)
Cash and cash equivalents at beginning of year                                             4,952     15,878        19,062
                                                                                      ----------   --------      --------
Cash and cash equivalents at end of year                                              $   41,118      4,952        15,878
                                                                                      ==========   ========      ========
Supplemental disclosures of cash flow information:
         Cash paid during the year for:
            Interest, net of amounts capitalized                                      $    9,572     10,182        12,302
                                                                                      ==========   ========      ========
            Income taxes, net                                                         $   20,680     15,581         1,748
                                                                                      ==========   ========      ========

See accompanying notes to consolidated financial statements.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         June 30, 1995, 1994 and 1993

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

(d)      Depreciation, Depletion and Amortization

         Depreciation of plant and equipment and depreciable investments is based on cost and the estimated useful lives (3 - 45 years, with the majority being plant assets with 11 year lives) of the separate units of property. Except for the gold segment, where the units-of-production method is also used, the straight-line and accelerated methods are primarily used in determining the amount of depreciation charged to expense. Goodwill of businesses acquired is amortized generally over 20 years using the straight-line method. Other intangibles are amortized over their estimated useful lives (5-17 years) using the straight-line method.

         Amortization of deferred stripping costs is based on the tons of ore mined in the period and the estimated average stripping ratio for the life of each individual open pit.

         Loan costs are amortized over the terms of related loans using the interest method.

(e)      Gold Properties

         Exploration costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Mine development expenditures for commercially feasible mining properties not yet producing are capitalized.

(f)      Reclamation of Mining Areas

         Based upon management estimates, a liability has been established for restoring certain disturbed mining and milling areas to comply with existing reclamation standards. Such costs are charged to operations on a units-of-production basis over the established mine lives.

(g)      Income Taxes

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

         Prior to July 1993, the deferred income tax provision was based on the differences in the timing of the recognition of transactions for financial and tax reporting as required by APB Opinion No. 11.

(h)      Pension Plan

         Pension cost is determined using the "projected unit credit" actuarial method for reporting purposes. The Company's funding policy is to contribute annually at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

(i)      Stock Options

         All stock options are nonqualified or incentive options and require no charges against income upon grant or exercise. The tax benefit the Company receives from dispositions that result in ordinary income to option recipients is reflected in stockholders' equity.

(j)      Cash and Cash Equivalents

         The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(k)      Investments

         Realized gains and losses on investments are determined on the basis of specific costs and are included in gain (loss) on investments, net. Through June 30, 1994, unrealized gains and losses on noncurrent marketable equity securities were included in stockholders' equity and all investments were carried at the lower of aggregate cost or market. Beginning July 1, 1994, investments in equity securities are carried at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Fair value is based on year end market prices as quoted by the appropriate security exchange. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The effect of the adoption of statement 115 was not material.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(l)      Forward Sales and Purchases

         The fertilizer segment periodically contracts for the future purchase of natural gas, its principal raw material, on the New York Mercantile Exchange. Gains and losses on these contracts are treated as inventory adjustments and recognized in income when finished product is sold. Unrealized gains and losses are deferred and reflected in the balance sheet.

         The gold segment enters into spot deferred sales contracts for a portion of planned production. Under such contracts, the Company may, with the consent of the counterparty, have the option to roll forward delivery dates and sell current production into the spot market. Unrealized gains and losses on such contracts are deferred until settlement of the contract.

(m)      Contingencies

         Estimated losses from loss contingencies, including environmental liability costs for remediation, are charged to income when it is probable an asset has been impaired or a liability incurred and the amount can be reasonably estimated. If a potentially material loss contingency is reasonably possible, or probable but cannot be estimated, then the nature of the contingency and an estimated range of possible loss, if determinable and material, is disclosed.

(n)      Reclassifications

         Certain consolidated financial statement amounts for 1994 and 1993 have been reclassified for consistent presentation.

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

         A pretax loss of $39,578 was recorded in 1993 related to the above transactions, and is included in loss on disposal of businesses, net of applicable income tax benefit of $16,437, in the accompanying consolidated financial statements. The tax benefit includes $3,173 for reversal of deferred income tax liabilities related to oil and gas operations which were originally recorded at tax rates higher than the currently enacted tax laws at the time of disposal. The pretax loss at June 30, 1993 included the following:

                            Coal  Oil and gas  Other   Total
- --------------------------------------------------------------
Loss on property, plant
    and equipment       $   12,715   6,515      834   20,064
Loss on investment
    and other assets           925       -    3,027    3,952
Severance                    1,115     970      172    2,257
Reclamation                  6,705       -        -    6,705
Commitments and
    other accruals           2,675   2,333    1,592    6,600
                        ----------  ------   ------  -------
                        $   24,135   9,818    5,625   39,578
                        ==========  ======   ======  =======

         The net current liabilities which total $582 and $2,460 at June 30, 1995 and 1994, respectively, of the discontinued businesses have been segregated in the accompanying consolidated financial statements and primarily represent accrued expenses and other current liabilities.

         Revenues and net loss of the discontinued operations for the period of 1993 prior to discontinuance were as follows:

Revenues                                         $  50,837
                                                 =========
Loss before income taxes                            (4,438)
Income tax benefit                                   1,527
Loss from discontinued operations,               ---------
      net of taxes                               $  (2,911)
                                                 =========

3.       INVESTMENTS

         The following is a summary of financial information related to affiliated companies:

                                              Years ended June 30
                                         -----------------------------
                                          1995      1994       1993
- ----------------------------------------------------------------------
After tax equity in net earnings
 (loss):
Melamine Chemicals, Inc.                $    475    (468)     (574)
Triad Chemical                                74     (57)      (74)
Power Sources, Inc.                          385     219       217
                                        --------  ------   -------
                                        $    934    (306)     (431)
                                        ========  ======   =======

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 June 30
                                         ---------------------
                                            1995        1994
- --------------------------------------------------------------
Investments, at equity:
Melamine Chemicals, Inc.                 $    7,508    6,729
Triad Chemical                                9,245    9,127
Power Sources, Inc.                           4,749    4,118
                                         ---------- --------
                                         $   21,502   19,974
                                         ========== ========
Net assets per books of affiliates:
Current asset                            $   36,557   29,801
Noncurrent assets                            48,680   44,880
Current liabilities                         (13,301) (11,015)
Noncurrent liabilities                      (11,854)  (8,415)
                                         ---------- --------
                                         $   60,082   55,251
                                         ========== ========

         The Company has a 50% ownership interest in Power Sources, Inc. which burns wood waste to create steam for industrial users.

         The Company also has a 50% ownership interest in Triad Chemical, an unincorporated joint venture. The Company is entitled to purchase, at cost of production, one-half of all anhydrous ammonia and urea produced by the Triad plant. Purchases were $28,726 in 1995, $33,563 in 1994 and $31,308 in 1993.

         The Company sells raw materials to and purchases production by-products from Melamine Chemicals, Inc. (MCI), a 23.4% owned investment. Sales were $12,525 in 1995, $8,747 in 1994 and $9,886 in 1993. Purchases were
$5,305 in 1995, $2,490 in 1994 and $2,346 in 1993.  The MCI investment  had a quoted market value of approximately $11,475 and $7,849 at June 30, 1995 and 1994, respectively.

         Included in other investments are noninterest bearing notes of $1,150, due December 31, 1996. The notes represent loans that the Company provided during 1995 to the buyer of its coal operations in settlement of litigation, bringing the total receivable from the purchaser at June 30, 1995 to $1,755.

4.       INTANGIBLE AND OTHER ASSETS

         The major classes of intangible and other assets are summarized below:

                                                June 30
                                         ---------------------
                                            1995       1994
- --------------------------------------------------------------
Goodwill                                 $  16,868     16,868
Other                                       12,789     12,553
                                         ---------    -------
                                            29,657     29,421
Less accumulated amortization               16,261     13,845
                                         ---------    -------
                                         $  13,396     15,576
                                         =========    =======

         The net carrying amount of goodwill at June 30, 1995 and 1994 was $10,872 and $11,966, respectively, and is all related to the chemical segment.

         Amortization expense, exclusive of discontinued operations, related to the above amounted to $2,761 in 1995, $2,757 in 1994 and $2,889 in 1993.

5.       PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment follows:

                                              June 30
                                       ----------------------
                                         1995        1994
- -------------------------------------------------------------
Land and land improvements             $  14,995     13,521
Buildings                                 20,350     20,225
Chemical plant facilities
    and equipment                        187,722    170,651
Gold properties and equipment            104,698    108,691
Other facilities and equipment            81,837     69,160
Under capital leases:
    Land and land improvements               509        509
    Buildings                                216        216
    Other facilities and equipment         8,958      8,958
                                       ---------   --------
                                         419,285    391,931
Less accumulated depreciation,
    depletion and amortization           206,132    190,040
                                       ---------   --------
                                       $ 213,153    201,891
                                       =========   ========

         Included in the gold properties and equipment caption above are deferred stripping costs of $8,325 at June 30, 1994.

         During the fourth quarter of 1995, the Company had noncash impairment and abandonment charges of $11,500, which are reflected in "other operating expenses". This was comprised of a $9,100 write-down of assets associated with the closing of an open pit mine, and a $2,400 write-off of an inactive silver exploration property.

         Construction in progress included in the above property captions at June 30, 1995 and 1994 amounted to $16,023 and $8,108, respectively.

         Depreciation, depletion and amortization expense related to the above, exclusive of discontinued operations, amounted to $31,804 in 1995, $38,979 in 1994 and $27,853 in 1993.

         Interest capitalized amounted to $1,294 in 1995, $618 in 1994 and $252 in 1993.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.       LONG-TERM DEBT

         A summary of long-term debt follows:

                                                June 30
                                          ---------------------
                                            1995       1994
- ---------------------------------------------------------------
Unsecured:
    9.42% senior notes payable to
      institutional investors, due in
      annual installments of $13,286
      from June 1996 to June 2002         $  93,000   93,000
    Notes payable under revolving
      credit facility, payable February
      1998                                        -    5,000
    Other notes                               3,090    3,588
Secured:
    Capital lease obligations, with
      interest rates at 4.0%, due in
      monthly installments through
      May 2000                                2,703    3,409
    Other notes                                 689      723
                                          --------- --------
                                             99,482  105,720
Less current installments of long-term
    debt                                     15,076    1,433
                                          --------- --------
    Long-term debt, excluding current
      installments                        $  84,406  104,287
                                          ========= ========

         Under loan agreements in effect at June 30, 1995, there were no compensating balance requirements. The above obligations mature in various amounts through 2002, including approximately $15,076 in 1996, $14,409 in 1997, $13,916 in 1998, $14,246 in 1999 and $14,311 in 2000.

         The Company has a bank revolving credit facility totaling $65,000 which is committed until February 1998. Borrowings under the facility are priced at the London Interbank Offered Rate plus .75% to 1.25%, prime rate, or prime plus .25%, based on the Company's debt-to-equity ratio. A commitment fee of 3/8 of 1% per annum is charged on the daily average unused commitment under the revolving credit facility. Commitment fees for the years ended June 30, 1995, 1994 and 1993 totaled $216, $189 and $90, respectively.

         The senior notes and bank credit agreements contain various restrictions related to working capital, funded debt, net worth, fixed charges coverage, distributions, repurchases of stock and dispositions of assets. At June 30, 1995 and 1994, the Company was in compliance with these covenants.

         At June 30, 1995, the fair value of the 9.42% senior notes payable to institutional investors approximate carrying value due to prepayment penalties and fees. The recorded amounts for all other long-term debt of the Company approximate fair values, as well.

         Total interest costs incurred for the years ended June 30, 1995, 1994 and 1993 were $9,700, $10,727 and $13,011, respectively.

7.       GOLD LOAN

         FirstMiss Gold's wholly owned subsidiary, FMG Inc. (FMG), had agreements with certain lenders who provided a limited-recourse gold loan facility and a limited-recourse credit agreement (the loan agreements) for the purpose of mill construction, mine development, financing costs and working capital requirements. Under the gold loan, FMG borrowed a total of 150,000 ounces of gold which provided $71,270. Proceeds from the gold loan were accounted for as deferred revenue and recognized in income at the rate of $475 per ounce of gold as shipments were made to repay the loan. During 1994 and 1993, FMG repaid 20,625 and 28,125 ounces, respectively. Total ounces of gold sold were 243,826 and 210,644 for 1994 and 1993, respectively. Final payment of the gold loan was made on June 30, 1994.

         Also, in accordance with the loan agreements, FMG was required to enter into a gold production purchase agreement, which was a forward sales arrangement, covering 202,600 ounces of gold. Under this agreement, during 1994 and 1993, FMG sold 47,000 and 40,000 ounces, respectively, at $400 per ounce. All commitments under the agreement were fulfilled at June 30, 1994.

8.       INCOME TAXES

         The Company adopted SFAS No. 109, "Accounting for Income Taxes" as of July 1, 1993. Statement No. 109 has as its basic objective the recognition of current and deferred income tax assets and liabilities based upon all events that have been recognized in the consolidated financial statements as measured by the provisions of the enacted tax laws. Financial statements for years prior to adoption have not been restated to apply the provisions of SFAS No.
109. The cumulative effect of this change in accounting for income taxes resulted in a benefit of $4,200 and is reported as a cumulative effect of a change in accounting principle in the accompanying consolidated financial statements.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated income tax expense (benefit) differs from the statutory federal rate (35% for the years ended June 30, 1995 and 1994 and 34% for the year ended June 30, 1993) applied to earnings from continuing operations before income taxes, minority interests, investee earnings (loss) and cumulative effect of change in accounting principle as follows:

                                     Years ended June 30
                                 ----------------------------
                                   1995      1994      1993
- -------------------------------------------------------------
Computed "expected"
   tax expense                  $ 30,208    10,909    1,488
State income taxes,
   net of federal income
   tax benefit                     2,228     1,013      676
Excess of percentage
   depletion over cost
   depletion, net                 (1,177)   (1,080)       -
Loss from operations
   of foreign subsidiaries           444       423      299
Amortization of goodwill             392       423      399
Exempt earnings of Foreign
   Sales Corporation                (265)     (147)    (238)
Net cash surrender value
   increase of life insurance       (254)     (232)    (207)
Tax provision adjustment for
   pending Internal Revenue
   Service (IRS) matters           1,275         -     (900)
Reversal of deferred taxes
   on disposed operations              -         -      228
Adjustment to deferred tax
   assets and liabilities for enacted
   change in tax law and rates         -       603        -
Other, net                            24       238      (26)
   Actual tax expense -
                                --------   -------  -------
   continuing operations          32,875    12,150    1,719
   Actual tax benefit -
   discontinued operations             -         -  (17,964)
                                --------   -------  -------
                                $ 32,875    12,150  (16,245)
                                ========   =======  =======

Components of income tax expense (benefit) are as follows:

                                 Years ended June 30
                            ---------------------------------
                              1995        1994      1993
- -------------------------------------------------------------
Current:
    Federal                 $  21,909      2,670      6,552
    State                       3,386      1,782      1,015
    Foreign                       110       (205)       (21)
                            ---------    -------   --------
                               25,405      4,247      7,546
Deferred:
    Federal                     7,599     10,082    (23,801)
    State                        (111)    (2,179)        10
    Foreign                       (18)         -          -
                            ---------    -------   --------
                                7,470      7,903    (23,791)
Total:
    Federal                 $  29,508     12,752    (17,249)
    State                       3,275       (397)     1,025
    Foreign                        92       (205)       (21)
                            ---------    -------   --------
                            $  32,875     12,150    (16,245)
                            =========    =======   ========

         The significant components of deferred income tax expense attributable to income from continuing operations for the years ended June 30, 1995 and 1994 are as follows:

                                       Years ended June 30
                                      ---------------------
                                         1995       1994
- -----------------------------------------------------------
Deferred tax expense from
  changes in temporary
  differences                           $  7,470     7,300
Adjustment to deferred tax
  assets and liabilities for
  enacted change in tax law
  and rates                                    -       603
                                        --------   -------
                                        $  7,470     7,903
                                        ========   =======

         For the year ended June 30, 1993, deferred income tax expense (benefit) resulted from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Capitalized exploration and development costs, net of related amortization:

        Oil and gas                               $  1,443
        Gold                                         3,776
        Coal                                           (60)
Depreciation                                          (397)
Loss accruals                                      (10,705)
Mining reclamation                                     309
Write-down of assets                                (1,463)
Alternative minimum tax (AMT)                       (2,005)
Costs capitalized to self-constructed assets          (357)
Deferred compensation                                 (268)
Pension expense                                       (510)
Sale of assets                                     (11,710)
Capitalized expenses, net of amortization              325
Bad debts                                           (1,015)
Other, net                                          (1,154)
                                                  --------
                                                  $(23,791)
                                                  ========

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liabilities at June 30, 1995 and 1994 are as follows:

                                               June 30
                                       -----------------------
                                         1995          1994
- --------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally
   due to allowance for doubtful
   accounts                            $     243         266
  Deferred compensation                    2,778       2,381
  Accrued reclamation costs                1,046       3,388
  Accrual for discontinuance
   losses, net                             2,141         910
  State net operating loss
   carryforward                            1,364       3,287
  Alternative minimum tax credit
   carryforward                            8,203      17,021
  Accrued vacation costs                     577         591
Accrued pension costs                      1,447       1,150
Deferred stripping costs                   4,024       2,256
Other, net                                 7,857       8,920
                                       ---------    --------
   Total gross deferred tax assets        29,680      40,170
   Less:  valuation allowance             (1,262)     (3,074)
                                       ---------    --------
   Net deferred tax assets                28,418      37,096
                                       ---------    --------
Deferred tax liabilities:
Plant and equipment, principally
  due to differences in depreciation     (22,417)    (22,664)
Capitalized exploration and
  development costs and related
  amortization                           (12,342)    (11,860)
Investment in affiliated companies,
  principally due to undistributed
  earnings                                (8,705)     (8,705)
State income taxes                        (1,263)     (1,475)
Other, net                                (1,616)     (2,847)
                                       ---------    --------
   Total gross deferred tax
    liabilities                          (46,343)    (47,551)
                                       ---------    --------
   Net deferred tax liability          $ (17,925)    (10,455)
                                       =========    ========

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The net deferred tax liability at June 30, 1995 and June 30, 1994 consists of a long-term deferred tax liability of $23,377 and $13,922, respectively, and a current deferred tax asset of $5,452 and $3,467, respectively. The current deferred tax asset is included in prepaid expenses and other current assets in the consolidated balance sheets.

         The valuation allowance for the gross deferred tax assets as of July 1, 1994 and July 1, 1993 was $3,074 and $2,625, respectively. The net change in the total valuation allowance for the years ended June 30, 1995 and June 30, 1994 was a decrease of $1,812 and an increase of $449, respectively. The valuation allowance is related to certain state net operating losses, which the Company believes are less than likely to be realized. The decrease in the valuation allowance for the year ended June 30, 1995 is attributable to a reduction in available state net operating loss carryforwards for states where the Company is no longer required to file income tax returns. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be reported in the consolidated statements of operations.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, recoverable taxes paid, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income, the reversal of existing deferred tax liabilities and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at June 30, 1995.

         The Company has AMT credit carryforwards of $8,203 for income tax reporting purposes at June 30, 1995. Refundable income taxes of $3,236 and $7,304 at June 30, 1995 and 1994, respectively, are included in other current receivables in the accompanying consolidated financial statements.

         Federal income tax returns have been examined through June 30, 1992, and all years prior to June 30, 1989 are closed. Issues relating to the years ended June 30, 1989 through June 30, 1992 are being contested through various stages of administrative appeal. In addition, the Company has various state income tax returns in the process of examination or administrative appeal. Management believes that adequate provision has been made for any adjustments which might be assessed for open years through June 30, 1995.

         The Company files a consolidated federal income tax return which includes FirstMiss Gold and Subsidiary ("FRMG"). In accordance with a Tax Sharing Agreement dated October 1, 1987 between the Company and FRMG, FRMG has recomputed its income tax provision each year on a separate return basis and has paid to the Company amounts approximating the federal income tax liability it would have paid if FRMG filed an independent consolidated return. The Tax Sharing Agreement also applies to certain state and franchise tax returns which the Company files on a combined or consolidated basis. As of June 30, 1995 FRMG has approximately $18,829 of tax assets which the Company is required to reimburse under the terms of the Tax Sharing Agreement. Under the agreement, reimbursement is not required until FRMG can recover these tax assets on its federal and state income tax returns computed on a separate return basis. This obligation is included in total gross deferred tax liabilities described above.

9.       EMPLOYEE BENEFIT AND INCENTIVE PLANS

         The Company has a noncontributory pension plan covering substantially all full-time permanent employees. The benefits are based on years of service and participants' compensation during the last five years of employment.

         Net annual pension expense for this plan for the years ended June 30, 1995, 1994 and 1993 included the following components:

                                      Years ended June 30
                                   ---------------------------
                                     1995      1994     1993
- --------------------------------------------------------------
Service cost                       $  1,987    1,876    1,777
Interest cost                         1,697    1,503    1,323
Actual return on plan assets         (4,478)    (481)  (2,638)
Net amortization and deferral         2,358   (1,697)     759
                                   --------  -------  -------
Net annual pension expense         $  1,564    1,201    1,221
                                   ========  =======  =======

         The assumptions used in calculating the expense for 1995, 1994 and 1993 included a discount rate of 7.75%, a rate of increase in compensation levels of 4.0%, 4.5% and 4.5%, respectively, and a 9% expected long-term rate of return on assets. Net annual pension expense included above and allocated to discontinued operations was $4 and $197 for 1994 and 1993, respectively. Plan assets are invested primarily in equity securities and U. S. bonds.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The following table sets forth the funded status of the plans.

                                                June 30
                                         ----------------------
                                           1995        1994
- ---------------------------------------------------------------
Actuarial present value of benefit
    obligations:
      Vested benefit obligations          $ 15,974    13,447
                                          ========   =======
      Accumulated benefit obligations     $ 18,453    15,672
                                          ========   =======
Projected benefit obligation              $ 25,048    21,635
Plan assets at fair value                   25,257    21,253
                                          --------   -------
Plan assets in excess of (less than)
    projected benefit obligation               209      (382)
Unrecognized net gain from past
    experience                              (3,030)     (499)
Unrecognized prior service cost              1,159       869
Unrecognized transition credit, net         (2,947)   (3,261)
                                          --------   -------
Pension liability                         $ (4,609)   (3,273)
                                          ========   =======

         The Company has a nonqualified supplemental pension plan. This plan provides for incremental pension payments from the Company's funds to restore those pension benefits earned, but reduced due to income tax regulations. The total accrual at June 30, 1995 and 1994, relating to this unfunded plan was $933 and $746, respectively. Net annual pension expense for this plan was $187 in 1995, $82 in 1994 and $98 in 1993.

         The Company has a contributory 401(k) savings plan and an employee stock ownership plan, both of which cover substantially all eligible employees who have completed six months of service. Total expense under the plans amounted to approximately $1,561 in 1995, $1,420 in 1994 and $1,137 in 1993. These plans and the pension plan invest in the Company's stock. The total number of shares held by the plans at June 30, 1995 and 1994, was approximately 337,000 and 584,000 respectively.

         Directors, officers and certain key employees of the Company participate in long-term incentive plans (the Plans) under which the Company has reserved shares of common stock for issuance. Awards under the Plans include stock options, options to purchase debentures convertible into preferred stock and then convertible into common stock of the Company, stock appreciation rights, performance units, restricted stock, supplemental cash and such other forms as the Board of Directors may direct. Options under all plans are granted at the market price of the shares on the date of the grants.

         As of June 30, 1995, 319,900 shares remained available for granting. Additional information follows:

                     Stock options           Debenture options
                  -----------------------  -----------------------
                               Average                 Average
                   Number    option price   Number    option price
                  of shares   per share    of shares   per share
- ------------------------------------------------------------------
Balance,
   June 30, 1992        84,988   $ 11.80      989,600   $ 11.77
   Options granted      96,000      9.31       11,000      7.81
   Options exercised   (15,038)     6.31     (126,600)     6.30
   Options forfeited    (2,200)    11.00      (11,000)    13.86
                      --------   -------    ---------   -------
Balance,
   June 30, 1993       163,750     10.86      863,000     12.49
   Options granted     113,000      9.41            -         -
   Options exercised   (39,350)     9.90     (177,800)    12.71
   Options forfeited   (45,800)    12.98      (58,000)    13.73
                      --------   -------    ---------   -------
Balance,
   June 30, 1994       191,600      9.69      627,200     12.31
   Options granted      63,600     15.06        1,000     21.31
   Options exercised  (102,400)     9.77     (172,200)    12.04
                      --------   -------    ---------   -------
BALANCE
   JUNE 30, 1995       152,800   $ 11.87      456,000   $ 12.43
                      ========   =======    =========   =======
EXERCISABLE,
   JUNE 30, 1995       152,800                456,000
                      ========              =========

10.      STOCKHOLDERS' EQUITY

         Earnings per share calculations are based on the weighted average number of common shares and common share equivalents outstanding during each year, 20,632,383 in 1995, 20,126,093 in 1994 and 20,003,190 in 1993.

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

         The Company elected to accelerate dividend payments beginning in fiscal year 1995 in keeping with industry distribution trends. As a result, five dividend payments were made versus the usual four during each prior year.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.      COMMITMENTS AND CONTINGENT LIABILITIES

         The Company has entered into various capital and operating leases for transportation equipment (primarily railroad tank cars), chemical and fertilizer pipelines and storage facilities, office buildings and land and other miscellaneous items of equipment.

         The following is a schedule by years of future minimum rental payments under leases that have initial or remaining noncancelable terms in excess of one year as of June 30, 1995:

Years ending                          Operating      Capital
  June 30                               leases        leases
- ----------------------------------------------------------------
1996                                   $  2,527           641
1997                                      2,383           641
1998                                      2,126           641
1999                                      1,794           641
2000                                      1,106           632
Later years                                  27             -
                                       --------      --------
Total minimum payments required        $  9,963         3,196
                                       ========
Less imputed interest                                     493
                                                     --------
                                                     $  2,703
                                                     ========

         Provisions applicable to certain transportation equipment leases provide for mileage credits computed on the basis of usage. No recognition has been given to the effect of such credits in the amounts presented above.

         Rental expense, including short-term rentals (net of mileage credits and short-term subleases of approximately $302 in 1995, $258 in 1994 and $267 in 1993), was approximately $6,345 in 1995, $5,187 in 1994 and $3,300 in 1993.
In most cases, management expects that, in the normal course of business, leases will be renewed or replaced by other leases.

         The Company's fertilizer segment has entered into an agreement to purchase anhydrous ammonia. The purchase price under this contract is based on a market price formula. Take-or-pay obligations under this purchase commitment are based on a specific component of the seller's cost of production.
Estimated take-or-pay obligations based on current market conditions are approximately $5,443 in 1995. Total purchases under this agreement were $24,542 in 1995, $13,989 in 1994 and $10,133 in 1993. The present value of take-or-pay obligations at June 30, 1995 was $5,143.

         FirstMiss Gold and its wholly owned subsidiary, FMG, have an agreement with an independent contractor to own and operate an oxygen plant to provide oxygen for the mill. The agreement requires, among other things, that FirstMiss Gold must generally pay the independent contractor at a rate of approximately $225 a month in 1996 (subject to adjustment for inflation) and that FirstMiss Gold pay a termination fee, if the contract is terminated prior to January 2004, of approximately $3,200 in 1996, decreasing each year thereafter to approximately $400 in the last year of the contract.

         Company operations are subject to a wide variety of environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions.

         The Company has received notices from the EPA or a similar state agency that it has been deemed a potentially responsible party ("PRP") under Superfund or a comparable state statute at eight sites and, thus, may be liable for a share of the associated remediation costs. At two sites, the Company has contributed no waste and seeks to be removed as a PRP and at the remaining sites the Company believes it was a minor contributor. It is difficult to estimate the Company's ultimate liability in these matters due to several uncertainties such as, but not limited to, the method and extent of remediation, the percentage of material attributable to the Company at the site relative to that attributable to other parties, and the financial capabilities of the other PRPs. Based on currently available information, however, the Company does not believe that any liability at these sites will be material to its financial condition or cash flows.

         The current owner of a fertilizer manufacturing facility, previously operated under lease by a subsidiary of the Company, is involved in performing a feasibility study and developing a remediation action plan at that site scheduled for completion in the second or third quarter of fiscal 1996. Another previous owner takes the position that the Company has some financial responsibility for the closure activities. The Company will determine what responsibilities, if any, it may have in this matter upon review and assessment of the closure plan.

         In accordance with the State of Nevada Division of Environmental Protection ("NDEP"), FirstMiss Gold has submitted a plan to the NDEP for the eventual closure and reclamation of the Getchell property and is awaiting approval and permitting. As of June 30, 1995, the estimated cost for reclamation and eventual closure was $4,800, of which FirstMiss Gold had accrued a total of $3,080, unchanged from the prior year end.

         The Company continues as guarantor of $18,900 of reclamation bonds related to the disposed coal operations until bonding is obtained by the purchaser, which is to be no later than June 1996. The total net reclamation liability covered by the bonding is estimated to be $2,600 as of June 30, 1995, down from $5,500 at June 30, 1994. The Company believes that all the requisite bonds will be obtained or that the related reclamation will be performed by the purchaser.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company has pending several claims incurred in the normal course of business which, in the opinion of management and legal counsel, can be disposed of without material effect on the accompanying financial statements.

12.      FORWARD SALES AND PURCHASES

         The Company employs derivative financial instruments to manage its exposure to commodity price risks in its Fertilizer and Gold operations. These activities have been designated hedging activities and are accounted for as such.

         In the Fertilizer operations, the primary raw material in the manufacture of anhydrous ammonia is natural gas, which is presently purchased at market prices under short-term contracts. To secure fixed prices for part of its natural gas requirements, the Company periodically contracts for the future purchase of natural gas on the New York Mercantile Exchange. At June 30, 1995, the Company had futures contracts for 3.3 million MMBTUs, approximately 13% of anticipated purchases of natural gas for fiscal 1996, at an average price of $1.88 per MMBTU. At June 30, 1995, the net unrealized losses from these contracts was $363.

         In the Gold operations, spot deferred sales contracts are used to reduce the impact of gold price fluctuations on earnings and cash flow. This program is conducted through a contract with a counterparty, who will purchase an established number of ounces, at agreed upon prices, correlated to the Company's anticipated production. First Mississippi provides a $12,000 guarantee to the counterparty for this program. As of June 30, 1995, the Company had spot deferred contracts on 147,100 ounces of gold, which are scheduled to be delivered throughout fiscal 1996 at prices ranging from $387 to $420 per gold ounce. Based on the market price of gold at June 30, 1995, the unrealized gain on these contracts was $416.

         Risk of loss with these forward sales and purchase agreements arises from the possible inability of a counterparty to honor contracts and from possible disruptions in the Company's annhydrous ammonia and gold production, however, nonperformance by any party to these financial instruments is not anticipated.

13.      INTEREST AND OTHER INCOME

Interest and other income (expense) items are as follows:

                                     Years ended June 30
                                -----------------------------
                                   1995       1994     1993
- -------------------------------------------------------------
Interest income                 $  1,484       327       314
Royalty, license, rental and
    fee income (expense)             (31)    1,506     1,592
Gain (loss) on disposition
    of noncurrent assets             229       (19)     (282)
Other                                786       (64)       11
                                --------    ------    ------
                                $  2,468     1,750     1,635
                                ========    ======    ======

14.      INDUSTRY SEGMENT INFORMATION

         As of June 30, 1995, the Company operated principally in the following industry segments: Chemicals, Fertilizer, Combustion, Thermal Plasma and Other, and Gold. Operations in the chemicals segment include production and sale of specialty chemicals and organic chemical intermediates, and research and development for specialty chemicals. Operations in the fertilizer segment involve the sale of produced and purchased urea and anhydrous ammonia. The combustion, thermal plasma and other segment develops, markets and utilizes proprietary combustion and thermal plasma equipment and services for environmental applications and manufacturing. The classification Combustion, Thermal Plasma and Other, includes the operations of Plasma Energy, Callidus Technologies, Plasma Processing, and FirstMiss Steel. The gold segment concentrates on gold mining, exploration and production.

         Sales to unaffiliated major customers in 1995, 1994 and 1993 were $70,346, $84,699 and $52,280, respectively, by the gold segment. Also, the chemicals segment had unaffiliated major customer sales of $68,066 in 1995.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The following is a breakdown by industry segment of the Company's consolidated financial statements at June 30, 1995, 1994 and 1993 and for each of the years then ended:

                                 1995       1994      1993
- ---------------------------------------------------------------
Sales to unaffiliated
  customers:
    Chemicals                 $  209,472    161,045  143,497
    Fertilizer                   239,549    163,984  141,642
    Combustion, Thermal
      Plasma and Other           122,249     88,046   66,028
    Gold                          71,485     95,150   78,773
  Transfers between
  business segments:
    Fertilizer                    10,570      9,007    3,288
    Intercompany
      eliminations               (10,570)    (9,007)  (3,288)
                              ----------   -------- --------
              Total           $  642,755    508,225  429,940
                              ==========   ======== ========
Operating profit (loss)
  before income taxes,
  minority interests, investee
  earnings (loss) and cumulative
  effect of change in accounting
  principle:
    Chemicals                 $   40,019     30,295   24,434
    Fertilizer                    86,292     24,760   13,218
    Combustion, Thermal
      Plasma and Other            (6,202)   (12,763) (12,187)
    Gold                         (16,256)     7,225   (1,305)
                              ----------   -------- --------
                                 103,853     49,517   24,160
Unallocated corporate
  expenses                       (10,662)    (8,435)  (7,069)
Interest expense, net             (6,922)    (9,782) (12,445)
Other income (expense), net            -       (132)    (271)
                              ----------   -------- --------
               Total          $   86,269     31,168    4,375
                              ==========   ======== ========
Depreciation, depletion
  and amortization:
    Chemicals                 $   11,577     10,723    9,708
    Fertilizer                     2,763      2,552    2,613
    Combustion, Thermal
      Plasma and Other             5,298      4,570    4,051
    Gold                          14,545     23,380   13,728
    Corporate                        448        642      642
    Discontinued operations            -        381    9,006
                              ----------   -------- --------
              Total           $   34,631     42,248   39,748
                              ==========   ======== ========

                                 1995        1994      1993
- ---------------------------------------------------------------
Identifiable assets:
  Chemicals                   $  150,199    132,739  124,458
  Fertilizer                      49,195     44,794   43,323
  Combustion, Thermal
    Plasma and Other             104,726     86,043   72,473
  Gold                            79,689     81,936   90,614
                              ----------   --------  -------
                                 383,809    345,512  330,868
  Corporate assets and
    investments                   68,590     32,064   34,874
  Discontinued operations              -          -   17,877
                              ----------   --------  -------
    Total                     $  452,399    377,576  383,619
                              ==========   ========  =======
Capital expenditures:
  Chemicals                   $   19,460     11,735   17,567
  Fertilizer                       1,865        329       43
  Combustion, Thermal
    Plasma and Other               6,384      7,357    5,514
  Gold                            26,883     10,451    5,555
  Corporate                          316        682      438
  Discontinued operations              -        559    9,953
                              ----------   --------  -------
    Total                     $   54,908     31,113   39,070
                              ==========   ========  =======
Export sales to unaffiliated
  customers:
  North, Central and
  South America               $    9,301      5,134    3,435
  Europe and Asia                 36,828     30,353   44,126
  Africa and Australia               189      8,194   11,390
                              ----------   --------  -------
    Total                     $   46,318     43,681   58,951
                              ==========   ========  =======


         Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the operating segments. Total research and development expenses were $7,347 in 1995, $5,401 in 1994 and $5,342 in 1993.

         Identifiable assets by industry segment are those assets used in the Company's operations in each industry and include investments in joint ventures and partnerships. Corporate assets and investments are principally cash and short-term investments, nontrade receivables and certain other investments. Corporate assets excluded cash and short- term investments held by gold in 1993 prior to the gold loan repayment.

         The Company's trade receivables are primarily concentrated with the chemicals and fertilizer segments. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that consolidated trade receivables are well diversified, thereby reducing potential credit risk, and that adequate allowances are maintained for any uncollectible trade receivables.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company has revenue-producing operations in foreign countries. These operations and related foreign currency translation adjustments are not material.

15.      QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data follow:


                             Quarters ended                Years ended
             --------------------------------------------
             September 30  December 31  March 31  June 30      June 30
- -----------------------------------------------------------------------
1995:
Sales          $156,894     143,957     176,281    165,623     642.755
               ========     =======     =======    =======     =======
Gross profit   $ 42,013      36,240      47,920     41,871     168,044
               ========     =======     =======    =======     =======
Net earnings
  from
  continuing
  operations   $ 15,023      12,942      19,654     10,175      57,794
               ========     =======     =======    =======     =======
Net earnings   $ 15,023      12,942      19,654     10,175      57,794
               ========     =======     =======    =======     =======
Earnings
  per share:
Continuing
  operations   $   0.74        0.63        0.95       0.49        2.80
               ========     =======     =======    =======     =======
Net earnings   $   0.74        0.63        0.95       0.49        2.80
               ========     =======     =======    =======     =======
1994:
Sales          $113,340     115,920     129,581    149,384     508,225
               ========     =======     =======    =======     =======
Gross profit   $ 17,834      19,995      24,475     32,773      95,077
               ========     =======     =======    =======     =======
Net earnings
  from
  continuing
  operations   $    802       3,068       4,854      8,939      17,663
               ========     =======     =======    =======     =======
Net earnings   $  5,002       3,068       4,854      8,939      21,863
               =======================================================
Earnings
  per share:
Continuing
  operations   $   0.04        0.15        0.24       0.44        0.88
               =======================================================
Net earnings   $   0.25        0.15        0.24       0.44        1.09
               =======================================================

         Included in net earnings is the cumulative effect of a change in accounting principle in the first quarter of 1994 as discussed in note 8.

         The above quarterly earnings per share calculations are based on the weighted average shares outstanding during each , quarter, whereas, the annual earnings per share calculations are based on the weighted average shares outstanding during the year.

         INDEPENDENT AUDITOR'S REPORT

         THE BOARD OF DIRECTORS AND STOCKHOLDERS
         FIRST MISSISSIPPI CORPORATION:

         We have audited the accompanying consolidated balance sheets of First Mississippi Corporation and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1995.
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Mississippi Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

         As discussed in notes 1 and 8, the Company changed its method of accounting for income taxes as of July 1, 1993, to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



Jackson, Mississippi                      KPMG PEAT MARWICK LLP
September 8, 1995

DIRECTORS                                                                           OFFICERS

Richard P. Anderson  2, 3                 Maurice T. Reed, Jr.  2                   J. Kelley Williams
Maumee, Ohio                              Jackson, Mississippi                      Chairman and Chief Executive Officer
President and Chief Executive             Private Investor
Officer,                                                                            Thomas G. Tepas
The Andersons Management Corporation      Leland R. Speed  3, 4                     President and Chief Operating Officer
Agribusiness                              Jackson, Mississippi
                                          Chairman and Chief Executive Officer,     R. Michael Summerford
Paul A. Becker  1                         EastGroup Properties                      Vice President and Chief Financial
New York, New York                        Real Estate Investment Trust              Officer
Managing Director,                        The Parkway Company
Mitchell Hutchins Asset Management,       Real Estate Company                       O. Edward Wall
Inc.                                                                                Vice President
                                          Dr. R. Gerald Turner  3, 4
James W. Crook  3, 4                      Dallas, Texas                             Daniel P. Anderson
Yazoo City, Mississippi                   President,                                Vice President, Health, Safety &
Chairman of the Board,                    Southern Methodist University             Environmental Affairs
Melamine Chemicals, Inc.
                                          J. Kelley Williams  4                     J. Steve Chustz
James E. Fligg  2                         Jackson, Mississippi                      General Counsel
Chicago, Illinois                         Chairman and Chief Executive Officer,
President,                                First Mississippi Corporation             James L. McArthur
Amoco Chemical Company                                                              Secretary and Manager, Investor
                                          1  Audit Committee                        Relations
Robert P. Guyton  1                       2  Compensation and Human Resources
Atlanta, Georgia                             Committee
Vice President and Financial              3  Committee on Director Affairs
Consultant,                               4  First Mississippi Corp. Foundation
Raymond James & Associates, Inc.             Advisory Committee
Asset Management and Investment
Banking Company

Charles P. Moreton  2
Houston, Texas
Private Investor, Oil and Gas
Business

Dr. Paul W. Murrill  1
Baton Rouge, Louisiana
Professional Engineer

William A. Percy, II  1, 4
Greenville, Mississippi
Managing Partner, Trail Lake Enterprises
President, Greenville Compress Company
Chairman of the Board,
Staple Cotton Cooperative Association

CORPORATE INFORMATION

         TRANSFER AGENTS FOR COMMON STOCK

KeyCorp Shareholder Services, Inc.
P.O. Box 6477
Cleveland, Ohio  44101-1477
(216) 813-5745

First Mississippi Corporation
Stock Transfer Department
P.O. Box 1249
Jackson, Mississippi  39215-1249
(601) 948-7550

         COMMON STOCK REGISTRARS

KeyCorp Shareholder Services, Inc.
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
(601) 949-0285 or (601) 948-7550

         INDEPENDENT PUBLIC ACCOUNTANTS

KPMG Peat Marwick, LLP
1100 One Jackson Place
Jackson, Mississippi 39201-9988

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

         DIVIDEND INVESTMENT PLAN

The Company offers its stockholders a convenient and economical way to increase their investment in First Mississippi Corporation common stock. The Automatic Dividend Investment and Cash Payment Plan, administered by KeyCorp Shareholder Services, Inc., allows stockholders to purchase additional shares with quarterly dividends or optional cash payments. For information about the Plan, contact the Company's Investor Relations Department.

         ANNUAL MEETING

The Annual Meeting of Stockholders will be held November 10, 1995, at 2:00 p.m., in the Garden Room at Dennery's, 330 Greymont Avenue, Jackson, Mississippi.

         Stockholders are cordially invited to attend and participate in the business of the meeting. Those who are unable to attend are requested to return their proxy cards to the Registrar in the envelope that accompanies the proxy.

         STOCK MARKET INFORMATION

The high and low recorded prices of the Company's common stock and cash dividends declared during fiscal years 1995 and 1994 are presented in the table below. There were approximately 5,600 stockholders of record as of September 5, 1995.

                             1995                            1994
- ------------------------------------------------------------------------------
                                      Dividend                       Dividend
                 High         Low       Rate       High       Low     Rate
- ------------------------------------------------------------------------------
1st Quarter    $20.63       $14.25    $.075      $11.00      $8.50     $.075
2nd Quarter     25.00        19.38     .0875      13.25       8.50      .075
3rd Quarter     26.38        22.50     .0875      17.00      12.75      .075
4th Quarter     34.13        20.75     .10        16.88      14.00      .075
For the Year    34.13        14.25     .35        17.00       8.50      .30

SUBSIDIARIES

    CHEMICALS                                 GOLD

First Chemical Corporation                FirstMiss Gold Inc.
(Specialty Intermediates)                 (Gold Exploration, Mining and
P.O. Box 7005                             Production)
Pascagoula, Mississippi  39568-7005       (81.1% Owned Subsidiary)
George M. Simmons, President              5460 S. Quebec Street, Suite 240
                                          Englewood, Colorado  80111
Quality Chemicals, Inc.                   G.W. Thompson, President
(Fine Chemicals, Custom
Manufacturing)                                COMBUSTION, THERMAL PLASMA
P.O. Box 216                                  AND OTHER

Tyrone, Pennsylvania  16686-0216          Callidus Technologies Inc.
        -and-                             (Burners, Flares, and Incinerators)
1515 Nicholas Road                        7130 South Lewis, Suite 635
Dayton, Ohio  45418                       Tulsa, Oklahoma  74136-5488
Robert B. Barker, President               William P. Bartlett, President

EKC Technology, Inc.                      FirstMiss Steel, Inc.
(Electronic Chemicals)                    (Steel Melting and Casting)
2520 Barrington Court                     P.O. Box 509
Hayward, California  94545-3703           Hollsopple, Pennsylvania  15935-0509
P. Jerry Coder, President                 Frank D. Winter, President

    FERTILIZER                            Plasma Energy Corporation
                                          (Thermal Plasma Technology)
FirstMiss Fertilizer, Inc.                7516 Precision Drive
(Fertilizer Marketing)                    Raleigh, North Carolina  27613-4715
P.O. Box 1249                             Samir A. Hakooz, President
Jackson, Mississippi  39215-1249
Charles R. Gibson, President              Plasma Processing Corporation
                                          (Aluminum Dross Processing)
AMPRO Fertilizer, Inc.                    109 Westpark Drive, Suite 180
(Ammonia Production)                      Brentwood, Tennessee  37027
P.O. Box 392                              Terry L. Moore, President
Donaldsonville, Louisiana  70346-0392
B. K. Shackelford, Vice President and         EQUITY AFFILIATE
Complex Manager
                                          Power Sources, Inc.
Triad Chemical                            (Waste-to-Energy Steam Generation)
(Ammonia and Urea Production)             (50% Owned Subsidiary)
(50% Joint Venture)                       9140 Arrow Point Boulevard, Suite 370
P.O. Box 310                              Charlotte, North Carolina  28273-8118
Donaldsonville, Louisiana  70346-0310     Gerald W. Caughman, President
B. K. Shackelford, Complex Manager                                                Designed by GodwinGroup, Jackson, Mississippi
                                                                                  Printed by Hederman Brothers, Jackson, Mississippi
                                                                                  Inside pages printed on 50% recycled paper

       FIRST MISSISSIPPI CORPORATION  Post Office Box 1249  Jackson, Mississippi
                                                                      39215-1249